04021447



# FORM SE
# FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

| | |
|---|---|
| **Financial Asset Securities Corp.** | **0001003197** |
| **Exact Name of Registrant as Specified in Charter** | **Registrant CIK Number** |
| **Form 8-K, March 25, 2004, Series 2004-FFH1** | **333-111379** |

Name of Person Filing the Document
(If Other than the Registrant)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: March 26, 2004

FINANCIAL ASSET SECURITIES CORP.

By: ______________________

Name: FRANK Y. SKIBO

Title: SENIOR VICE PRESIDENT

**IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.**

**EXHIBIT INDEX**

| Exhibit No. | Description | Format |
|---|---|---|
| 99.1 | Computational Materials | P* |

* The Computational Materials have been filed on paper pursuant to a continuing hardship exemption from certain electronic requirements.

# First Franklin Mortgage Loan Trust 2004-FFH1,
# Asset-Backed Certificates, Series 2004-FFH1

## Marketing Materials

## $788,199,000 (Approximate)

**Financial Asset Securities Corp.**
Depositor

**Homeq Servicing Coporation**
Servicer

**First Franklin Financial Corporation**
Originator

**RBS Greenwich Capital**
Lead Underwriter

**Morgan Keegan**
Co-Underwriter

***Preliminary Term Sheet*** ***As of March 4, 2004***

# $788,199,000 (Approximate)
# First Franklin Mortgage Loan Trust 2004-FFH1
# Asset-Backed Certificates, Series 2004-FFH1
## Subject to a +/- 10% Variance

| Class(1,2,3) | Principal Amount ($) | WAL (Years) Call/Mat (4) | Payment Window (Mths) Call/Mat (4) | Expected Rating S&P/Moody's | Assumed Final Distribution Date | Certificate Type |
|---|---|---|---|---|---|---|
| A-1 | $320,455,000 | 2.39/2.55 | 1-74/1-158 | AAA/Aaa | March 2034 | Floating Rate Senior |
| A-2 | $133,000,000 | 1.00/1.00 | 1-21/1-21 | AAA/Aaa | March 2034 | Floating Rate Senior |
| A-3 | $162,000,000 | 2.96/2.96 | 21-72/21-72 | AAA/Aaa | March 2034 | Floating Rate Senior |
| A-4 | $25,455,000 | 6.15/8.18 | 72-74/72-158 | AAA/Aaa | March 2034 | Floating Rate Senior |
| M-1 | $25,875,000 | 4.48/4.87 | 41-74/41-131 | AA+/Aa1 | March 2034 | Floating Rate Subordinate |
| M-2 | $23,885,000 | 4.43/4.81 | 40-74/40-126 | AA/Aa2 | March 2034 | Floating Rate Subordinate |
| M-3 | $15,923,000 | 4.40/4.77 | 39-74/39-120 | AA-/Aa3 | March 2034 | Floating Rate Subordinate |
| M-4 | $13,933,000 | 4.38/4.73 | 39-74/39-116 | A+/A1 | March 2034 | Floating Rate Subordinate |
| M-5 | $13,933,000 | 4.37/4.69 | 38-74/38-111 | A/A2 | March 2034 | Floating Rate Subordinate |
| M-6 | $11,942,000 | 4.36/4.65 | 38-74/38-105 | A-/A3 | March 2034 | Floating Rate Subordinate |
| M-7 | $11,942,000 | 4.35/4.60 | 37-74/37-99 | BBB+/Baa1 | March 2034 | Floating Rate Subordinate |
| M-8 | $11,146,000 | 4.33/4.50 | 37-74/37-92 | BBB/Baa2 | March 2034 | Floating Rate Subordinate |
| M-9 | $9,554,000 | 4.32/4.36 | 37-74/37-82 | BBB-/Baa3 | March 2034 | Floating Rate Subordinate |
| B(5) | $9,156,000 | 4.02/4.02 | 37-69/37-69 | BB+/Ba2 | March 2034 | Floating Rate Subordinate |
| **Total:** | **$788,199,000** | | | | | |

(1) *The Class A-1 Certificates are backed primarily by the cash flow from the Group I Mortgage Loans (as defined herein). The Class A-2, Class A-3 and Class A-4 Certificates are backed primarily by the cash flow from the Group II Mortgage Loans (as defined herein). The Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates are backed by the cash flows from the Group I Mortgage Loans and the Group II Mortgage Loans. The principal balance of each class of Offered Certificates (as defined herein) is subject to a 10% variance.*

(2) *Each Class of Certificates is priced to call. The margin on the Class A-1, Class A-2, Class A-3 and Class A-4 Certificates will double on the first Distribution Date after the Optional Termination Date may first be exercised. The margin on each of Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 and Class B Certificates will be equal to 1.5x the original margin on first Distribution Date after the Optional Termination may first be exercised.*

(3) *See "Net WAC Rate" herein.*

(4) *See "Pricing Prepayment Speed" herein.*

(5) *The Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers. The Class B Certificates are described herein because their amount, structure, collateral, rights, risks and other characteristics affect the amount, structure, collateral, rights, risks and other characteristics of the Offered Certificates.*

*Depositor:* Financial Asset Securities Corp.

*Servicer:* Homeq Servicing Corporation.

*Lead Underwriter:* Greenwich Capital Markets, Inc.

*Co-Underwriter:* Morgan Keegan.

| | |
|---|---|
| *Trustee:* | Wells Fargo Bank Minnesota, National Association. |
| *Originator:* | First Franklin Financial Corporation ("***First Franklin***"), a subsidiary of National City Corporation. |
| *Offered Certificates:* | The Class A-1 Certificates (the "***Group I Certificates***") and the Class A-2, Class A-3 and Class A-4 Certificates (together, the "***Group II Certificates***," and collectively with the Group I Certificates, the "***Class A Certificates***"), and the Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6, Class M-7, Class M-8, Class M-9 Certificates (together, the "***Class M Certificates***"). The Class A Certificates and the Class M Certificates are referred to herein as the "***Offered Certificates***." The Class B Certificates will be offered privately pursuant to Rule 144A of the Securities Act of 1933 to Qualified Institutional Buyers, the "***Privately Offered Certificates***." The Class A Certificates, Class M Certificates and the Privately Offered Certificates are collectively referred to herein as the "***Certificates***." |
| *Federal Tax Status:* | The Certificates will represent ownership of REMIC regular interests for tax purposes. |
| *Registration:* | The Certificates will be available in book-entry form through DTC and, upon request, through Clearstream, Luxembourg and the Euroclear System. |
| *Cut-off Date:* | The close of business on March 1, 2004. |
| *Expected Pricing Date:* | On or about the week of March 1, 2004. |
| *Expected Closing Date:* | On or about March 30, 2004. |
| *Expected Settlement Date:* | On or about March 30, 2004. |
| *Distribution Date:* | The 25th day of each month (or if not a business day, the next succeeding business day) commencing in April 2004. |
| *Accrued Interest:* | The price to be paid by investors for the Certificates will not include accrued interest (settling flat). |
| *Interest Accrual Period:* | The interest accrual period for each Distribution Date with respect to the Certificates will be the period beginning with the previous Distribution Date (or, in the case of the first Distribution Date, the Closing Date) and ending on the day prior to such Distribution Date (on an actual/360 basis). |
| *ERISA Eligibility:* | The Offered Certificates are expected to be ERISA eligible. |

*SMMEA Eligibility:* The Class A Certificates and the Class M-1 Certificates are expected to constitute "mortgage related securities" for purposes of SMMEA.

*Optional Termination:* The terms of the transaction allow for a clean-up call of the Mortgage Loans and the retirement of the Certificates (the "***Clean-up Call***"), which may be exercised once the aggregate principal balance of the Mortgage Loans is less than or equal to 10% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date.

*Pricing Prepayment Speed:* The Certificates will be priced based on the following collateral prepayment assumptions:

FRM Loans: 115% PPC (100% PPC: 4% - 20% CPR over 12 months, 20% thereafter)
ARM Loans: 100% PPC (100% PPC: 4% - 35% CPR over 24 months, 35% thereafter)

*Mortgage Loans:* As of the Cut-off Date, the aggregate principal balance of the Mortgage Loans was approximately $796,160,832 of which: (i) approximately $398,080,416 consisted of a pool of conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group I Mortgage Loans***") and (ii) approximately $398,080,416 consisted of a pool of conforming and non-conforming balance fixed-rate and adjustable-rate mortgage loans (the "***Group II Mortgage Loans***" together with the Group I Mortgage Loans, the "***Mortgage Loans***").

On the Closing Date, there may be up to 2.00% of the aggregate principal balance of Mortgage Loans as of the Cut-off Date that are 30 days or more delinquent.

*Adjusted Net Mortgage Rate:* The "***Adjusted Net Mortgage Rate***" for any Mortgage Loan will be equal to the mortgage rate for such Mortgage Loan less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

*Adjusted Net Maximum Mortgage Rate:* The "***Adjusted Net Maximum Mortgage Rate***" for any Mortgage Loan will be equal to the maximum mortgage rate for such Mortgage Loan (or the mortgage rate for such Mortgage Loan, if such Mortgage Loan has a fixed rate) less the sum of (i) the servicing fee rate and (ii) the trustee fee rate.

*Pass-Through Rate:* The "***Pass-Through Rate***" on each Class of Certificates will be equal to the lesser of (i) the related Formula Rate and (ii) the Net WAC Rate.

*Formula Rate:* The "***Formula Rate***" on each Class of Certificates will be equal to the lesser of (i) One Month LIBOR plus the related margin for such Class and (ii) the Maximum Cap.

*Net WAC Rate:* The "***Net WAC Rate***" on each Class of Certificates will be the weighted average of the Adjusted Net Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

*Maximum Cap:* The "***Maximum Cap***" on each Class of Certificates will be the weighted average of the Adjusted Net Maximum Mortgage Rates of the Mortgage Loans, adjusted to an effective rate reflecting the accrual of interest on an actual/360 basis.

*Net WAC Rate Carryover Amount:*

If, on any Distribution Date, the related Pass-Through Rate for any Class of Certificates is limited by the Net WAC Rate, the "***Net WAC Rate Carryover Amount***" for such Class is equal to the sum of (i) the excess of (a) the amount of interest that would have accrued on such Class based on the Formula Rate over (b) the amount of interest accrued on such Class based on the Net WAC Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount from the prior Distribution Date together with accrued interest on such unpaid portion at the related Formula Rate. Any Net WAC Rate Carryover Amount will be paid on such Distribution Date or future Distribution Dates to the extent of funds available.

*Yield Maintenance Agreement:*

On the Closing Date, the Trust will enter into the "***Yield Maintenance Agreement***" to make payments in respect of any Net WAC Rate Carryover Amounts on the Certificates, *pro rata*, based on aggregate certificate principal balance of such Certificates. On each Distribution Date, the counterparty to the Yield Maintenance Agreement will be obligated to make a payment to the trust equal to the product of (a) the excess, if any, of (i) One Month LIBOR, subject to a maximum of 9.25% over (ii) the strike price for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein, accrued during the related Interest Accrual Period for the Offered Certificates and (b) the notional balance for such Distribution Date specified on the Yield Maintenance Agreement Schedule herein and (c) the actual number of days in the related Interest Accrual Period divided by 360. The Yield Maintenance Agreement will terminate after the Distribution Date in December 2005.

*Credit Enhancement:*

Consists of the following:
1) Excess Cashflow;
2) Overcollateralization Amount; and
3) Subordination.

*Excess Cashflow:*

The "***Excess Cashflow***" for any Distribution Date will be equal to the available funds remaining after priorities 1) and 2) under "Priority of Distributions."

*Overcollateralization Amount:*

The "***Overcollateralization Amount***" is equal to the excess of the aggregate principal balance of the Mortgage Loans over the aggregate principal balance of the Class A Certificates, Class M Certificates, Class B Certificates and Class P Certificates. On the Closing Date, the Overcollateralization Amount will be equal to approximately 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date. To the extent the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Cashflow will be directed to build the Overcollateralization Amount until the Overcollateralization Target Amount is reached.

*Overcollateralization Target Amount:*

The Overcollateralization Target Amount is equal to:
(i) prior to the Stepdown Date, 1.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) 2.00% of the current aggregate principal balance of the Mortgage Loans; and
(b) 0.50% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date, (the "***OC Floor***").

On any Distribution Date on which a Step Up Event is in effect, the Overcollateralization Target Amount is equal to:
(i) prior to the Stepdown Date, 2.00% of the aggregate principal balance of the Mortgage Loans as of the Cut-off Date; and
(ii) on or after the Stepdown Date, the greater of:
(a) 4.00% of the current aggregate principal balance of the Mortgage Loans; and
(b) the OC Floor.

On any Distribution Date on which a Trigger Event is in effect, the Overcollateralization Target Amount will be equal to the Overcollateralization Target Amount as of the preceding Distribution Date.

*Stepdown Date:*

The earlier to occur of
(i) the Distribution Date on which the aggregate principal balance of the Class A Certificates has been reduced to zero and
(ii) the later to occur of
(x) the Distribution Date occurring in April 2007 and
(y) the first Distribution Date on which the Credit Enhancement Percentage is greater than or equal to 39.00% (41.00% credit enhancement if an Step Up Event exists).

*Credit Enhancement Percentage:*

The "***Credit Enhancement Percentage***" for a Distribution Date is equal to (i) the sum of (a) the aggregate principal balance of the Subordinate Certificates and (b) the Overcollateralization Amount divided by (ii) the aggregate principal balance of the Mortgage Loans.

*Credit Support:*

| Initial Credit Enhancement | | Target Credit Enhancement After Stepdown Date (1) | | Target Credit Enhancement After Stepdown Date (2) | |
|---|---|---|---|---|---|
| **Rating** | **Percent** | **Rating** | **Percent** | **Rating** | **Percent** |
| A | 19.50% | A | 39.00% | A | 41.00% |
| M-1 | 16.25% | M-1 | 32.50% | M-1 | 34.50% |
| M-2 | 13.25% | M-2 | 26.50% | M-2 | 28.50% |
| M-3 | 11.25% | M-3 | 22.50% | M-3 | 24.50% |
| M-4 | 9.50% | M-4 | 19.00% | M-4 | 21.00% |
| M-5 | 7.75% | M-5 | 15.50% | M-5 | 17.50% |
| M-6 | 6.25% | M-6 | 12.50% | M-6 | 14.50% |
| M-7 | 4.75% | M-7 | 9.50% | M-7 | 11.50% |
| M-8 | 3.35% | M-8 | 6.70% | M-8 | 8.70% |
| M-9 | 2.15% | M-9 | 4.30% | M-9 | 6.30% |
| B | 1.00% | B | 2.00% | B | 4.00% |

*(1) Assumes that a Step Up Event has not occurred.*
*(2) Assume that a Step Up Event has occurred.*

*Step Up Event:* A "***Step Up Event***" is in effect any Distribution Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

| Distribution Date | Percentage |
|---|---|
| April 2007 to March 2008 | [4.75]% initially, plus 1/12th of [1.25]% for each month thereafter |
| April 2008 to March 2009 | [6.00]% initially, plus 1/12th of [1.25]% for each month thereafter |
| April 2009 to March 2010 | [7.25]% initially, plus 1/12th of [1.00]% for each month thereafter |
| April 2010 and thereafter | [8.25]% |

*Delinquency Trigger Event:* A "***Delinquency Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the 60+ delinquency percentage exceeds 41.00% of the Credit Enhancement Percentage.

*Loss Trigger Event:*

A "***Loss Trigger Event***" is in effect on any Distribution Date on or after the Stepdown Date, if the cumulative realized losses on the Mortgage Loans as a percentage of the principal balance of the Mortgage Loans as of the Cut-off Date, for the related Distribution Date are greater than:

| Distribution Date | Percentage |
|---|---|
| April 2007 to March 2008 | [3.65]% initially, plus 1/12th of [1.60]% for each month thereafter |
| April 2008 to March 2009 | [5.25]% initially, plus 1/12th of [1.50]% for each month thereafter |
| April 2009 to March 2010 | [6.75]% initially, plus 1/12th of [0.50]% for each month thereafter |
| April 2010 and thereafter | [7.25]% |

*Trigger Event:*

A "***Trigger Event***" is in effect with respect to any Distribution Date if either a Loss Trigger Event or a Delinquency Trigger Event is in effect on such Distribution Date.

*Realized Losses:*

If a Mortgage Loan becomes a liquidated loan, the net liquidation proceeds relating thereto may be less than the principal balance on such Mortgage Loan. The amount of such insufficiency is a "***Realized Loss***." Realized Losses on the Mortgage Loans will, in effect, be absorbed first, by the Excess Cashflow and second by the reduction of the Overcollateralization Amount. Following the reduction of any Overcollateralization Amount to zero, all allocable Realized Losses will be applied in reverse sequential order, first to the Class B Certificates, second to the Class M-9 Certificates, third to the Class M-8 Certificates, fourth to the Class M-7 Certificates, fifth to the Class M-6 Certificates, sixth to the Class M-5 Certificates, seventh to the Class M-4, eighth to the Class M-3 Certificates, ninth to the Class M-2 Certificates, and tenth to the Class M-1 Certificates.

*Priority of Distributions:*

Available funds from the Mortgage Loans will be distributed as follows:

1) Interest funds, as follows: first to pay servicing fees and trustee fees, second, monthly interest plus any previously unpaid interest to the Class A Certificates, generally from the related loan group, third, monthly interest to the Class M-1 Certificates, fourth, monthly interest to the Class M-2 Certificates, fifth, monthly interest to the Class M-3 Certificates, sixth, monthly interest to the Class M-4 Certificates, seventh, monthly interest to the Class M-5 Certificates, eighth, monthly interest to the Class M-6 Certificates, ninth, monthly interest to the Class M-7 Certificates, tenth, monthly interest to the Class M-8 Certificates, eleventh, monthly interest to the Class M-9 Certificates and twelfth, monthly interest to the Class B Certificates.
2) Principal funds, as follows: monthly principal to the Class A Certificates, generally *pro rata* based on the principal collected in the related loan group, as described under "Principal Paydown," then monthly principal to the Class M-1 Certificates, as described under "Principal Paydown," then monthly principal to the Class M-2 Certificates as described under "Principal Paydown," then monthly principal to the Class M-3 Certificates as described under "Principal Paydown," then monthly principal to the Class M-4 Certificates as described under "Principal Paydown," then monthly principal to the Class M-5 Certificates as described under "Principal Paydown," then monthly principal to the Class M-6 Certificates as described under "Principal Paydown," then monthly principal to the Class M-7 Certificates as described under "Principal Paydown," then monthly principal to the Class M-8 Certificates as described under "Principal Paydown," then monthly principal to the Class M-9 Certificates as described under "Principal Paydown," and then monthly principal to the Class B Certificates as described under "Principal Paydown."
3) Excess Cashflow as follows: as principal to the Class A, Class M Certificates and Class B Certificates to build the Overcollateralization Amount as described under "Principal Paydown" in the order of priority described below.
4) Any previously unpaid interest to the Class M-1 Certificates, then any unpaid applied Realized Loss amount to the Class M-1 Certificates, then any previously unpaid interest to the Class M-2 Certificates, then any unpaid applied Realized Loss amount to the Class M-2 Certificates, then any previously unpaid interest to the Class M-3 Certificates, then any unpaid applied Realized Loss amount to the Class M-3 Certificates, then any previously unpaid interest to the Class M-4 Certificates, then any unpaid applied Realized Loss amount to the Class M-4 Certificates, then any previously unpaid interest to the Class M-5 Certificates, then any unpaid applied Realized Loss amount to the Class M-5 Certificates, then any previously unpaid interest to the Class M-6 Certificates, then any unpaid applied Realized Loss amount to the Class M-6 Certificates, then any previously unpaid interest to the Class M-7 Certificates, then any unpaid applied Realized Loss amount to the Class M-7 Certificates, then any previously unpaid interest to the Class M-8 Certificates, then any unpaid applied Realized Loss amount to the Class M-8 Certificates, then any previously unpaid interest to the Class M-9 Certificates, then any unpaid applied Realized Loss amount to the Class M-9 Certificates, then any previously unpaid interest to the Class B Certificates and then any unpaid applied Realized Loss amount to the Class B Certificates.

5) To the extent available, any remaining Excess Cashflow to pay any Net WAC Rate Carryover Amount, first to the Class A Certificates *pro rata*, then to the Class M-1 Certificates, then to the Class M-2 Certificates, then to the Class M-3 Certificates, then to the Class M-4 Certificates, then to the Class M-5 Certificates, then to the Class M-6 Certificates, then to the Class M-7 Certificates, then to the Class M-8 Certificates, then to the Class M-9 Certificates and lastly to the Class B Certificates.
6) Any remaining Excess Cashflow to the holders of the non-offered classes of certificates as described in the pooling agreement.

*Principal Paydown:*

Principal distributed to the Group II Certificates will be distributed to the Class A-2 , Class A-3 and Class A-4 Certificates, sequentially, to such class of certificates until the certificate principal balance thereof has been reduced to zero.

1) Prior to the Stepdown Date or if a Trigger Event is in effect, 100% of principal will be paid to the Class A Certificates generally *pro rata*, based on principal collected in the related loan group, provided, however if the Class A Certificates have been retired, principal will be applied sequentially in the following order of priority: 1) Class M-1 Certificates, 2) Class M-2 Certificates, 3) Class M-3 Certificates, 4) Class M-4 Certificates, 5) Class M-5 Certificates, 6) Class M-6 Certificates, 7) Class M-7 Certificates, 8) Class M-8 Certificates, 9) Class M-9 Certificates and 10) Class B Certificates.

2) On or after the Stepdown Date and if a Trigger Event is not in effect, the Certificates will be entitled to receive payments of principal in the following order of priority: first to the Class A Certificates, generally pro rata based on the principal collected in the related loan group, such that the Class A Certificates will have at least 39.00% credit enhancement (41.00% credit enhancement if an OC Step Up Event exists), second to the Class M-1 Certificates, such that the Class M-1 Certificates will have at least 32.50% credit enhancement (34.50% credit enhancement if an OC Step Up Event exists), third to the Class M-2 Certificates such that the Class M-2 Certificates will have at least 26.50% credit enhancement (28.50% credit enhancement if an OC Step Up Event exists), fourth, to the Class M-3 Certificates such that the Class M-3 Certificates will have at least 22.50% credit (24.50% credit enhancement if an OC Step Up Event exists), fifth, to the Class M-4 Certificates such that the Class M-4 Certificates will have at least 19.00% credit (21.00% credit enhancement if an OC Step Up Event exists), sixth, to the Class M-5 Certificates such that the Class M-5 Certificates will have at least 15.50% credit enhancement (17.50% credit enhancement if an OC Step Up Event exists), seventh, to the Class M-6 Certificates such that the Class M-6 Certificates will have at least 12.50% credit enhancement (14.50% credit enhancement if an OC Step Up Event exists), eighth, to the Class M-7 Certificates such that the Class M-7 Certificates will have at least 9.50% credit enhancement (11.50% credit enhancement if an OC Step Up Event exists), ninth, to the Class M-8 Certificates such that the Class M-8 Certificates will have at least 6.70% credit enhancement (8.70% credit enhancement if an OC Step Up Event exists) , tenth, to the Class M-9 Certificates such that the Class M-9 Certificates will have at least 4.30% credit enhancement (6.30% credit enhancement if an OC Step Up Event exists) and eleventh to the Class B Certificates such that the Class B Certificates will have at least 2.00% credit enhancement (4.00% credit enhancement if an OC Step Up Event exists) (subject, in the case of the most subordinate certificate outstanding, a potentially larger principal payment if the more senior classes of certificates have credit enhancement percentages in excess of the percentages stated above).

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Weighted Average Life Tables

**Class A-1 to Call**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 3.31 | 2.79 | 2.39 | 1.98 | 1.63 |
| MDUR (yr) | 3.18 | 2.70 | 2.32 | 1.93 | 1.60 |
| First Prin Pay | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 |
| Last Prin Pay | 12/25/12 | 06/25/11 | 05/25/10 | 04/25/09 | 07/25/08 |

**Class A-1 to Maturity**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 3.55 | 2.98 | 2.55 | 2.11 | 1.72 |
| MDUR (yr) | 3.38 | 2.87 | 2.47 | 2.05 | 1.68 |
| First Prin Pay | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 |
| Last Prin Pay | 11/25/22 | 10/25/19 | 05/25/17 | 03/25/15 | 06/25/13 |

**Class A-2 to Call**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 1.26 | 1.11 | 1.00 | 0.89 | 0.80 |
| MDUR (yr) | 1.24 | 1.10 | 0.99 | 0.88 | 0.79 |
| First Prin Pay | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 |
| Last Prin Pay | 05/25/06 | 02/25/06 | 12/25/05 | 09/25/05 | 08/25/05 |

**Class A-2 to Maturity**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 1.26 | 1.11 | 1.00 | 0.89 | 0.80 |
| MDUR (yr) | 1.24 | 1.10 | 0.99 | 0.88 | 0.79 |
| First Prin Pay | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 | 04/25/04 |
| Last Prin Pay | 05/25/06 | 02/25/06 | 12/25/05 | 09/25/05 | 08/25/05 |

# Weighted Average Life Tables

**Class A-3 to Call**

| **FRM Prepay Speed**<br>**ARM Prepay Speed** | **85% PPC**<br>**70% PPC** | **100% PPC**<br>**85% PPC** | **115% PPC**<br>**100% PPC** | **125% PPC**<br>**120% PPC** | **145% PPC**<br>**140% PPC** |
|---|---|---|---|---|---|
| **WAL (yr)** | 4.16 | 3.48 | 2.96 | 2.39 | 2.00 |
| **MDUR (yr)** | 4.00 | 3.37 | 2.87 | 2.34 | 1.96 |
| **First Prin Pay** | 05/25/06 | 02/25/06 | 12/25/05 | 09/25/05 | 08/25/05 |
| **Last Prin Pay** | 10/25/12 | 04/25/11 | 03/25/10 | 03/25/09 | 01/25/07 |

**Class A-3 to Maturity**

| **FRM Prepay Speed**<br>**ARM Prepay Speed** | **85% PPC**<br>**70% PPC** | **100% PPC**<br>**85% PPC** | **115% PPC**<br>**100% PPC** | **125% PPC**<br>**120% PPC** | **145% PPC**<br>**140% PPC** |
|---|---|---|---|---|---|
| **WAL (yr)** | 4.16 | 3.48 | 2.96 | 2.39 | 2.00 |
| **MDUR (yr)** | 4.00 | 3.37 | 2.87 | 2.34 | 1.96 |
| **First Prin Pay** | 05/25/06 | 02/25/06 | 12/25/05 | 09/25/05 | 08/25/05 |
| **Last Prin Pay** | 10/25/12 | 04/25/11 | 03/25/10 | 03/25/09 | 01/25/07 |

**Class A-4 to Call**

| **FRM Prepay Speed**<br>**ARM Prepay Speed** | **85% PPC**<br>**70% PPC** | **100% PPC**<br>**85% PPC** | **115% PPC**<br>**100% PPC** | **125% PPC**<br>**120% PPC** | **145% PPC**<br>**140% PPC** |
|---|---|---|---|---|---|
| **WAL (yr)** | 8.73 | 7.23 | 6.15 | 5.07 | 3.65 |
| **MDUR (yr)** | 8.14 | 6.81 | 5.84 | 4.85 | 3.53 |
| **First Prin Pay** | 10/25/12 | 04/25/11 | 03/25/10 | 03/25/09 | 01/25/07 |
| **Last Prin Pay** | 12/25/12 | 06/25/11 | 05/25/10 | 04/25/09 | 07/25/08 |

**Class A-4 to Maturity**

| **FRM Prepay Speed**<br>**ARM Prepay Speed** | **85% PPC**<br>**70% PPC** | **100% PPC**<br>**85% PPC** | **115% PPC**<br>**100% PPC** | **125% PPC**<br>**120% PPC** | **145% PPC**<br>**140% PPC** |
|---|---|---|---|---|---|
| **WAL (yr)** | 11.70 | 9.67 | 8.18 | 6.78 | 4.86 |
| **MDUR (yr)** | 10.63 | 8.92 | 7.63 | 6.39 | 4.63 |
| **First Prin Pay** | 10/25/12 | 04/25/11 | 03/25/10 | 03/25/09 | 01/25/07 |
| **Last Prin Pay** | 11/25/22 | 10/25/19 | 05/25/17 | 03/25/15 | 06/25/13 |

# Weighted Average Life Tables

**Class M-1 to Call**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.94 | 5.00 | 4.48 | 4.25 | 4.32 |
| MDUR (yr) | 5.60 | 4.75 | 4.28 | 4.07 | 4.14 |
| First Prin Pay | 05/25/07 | 06/25/07 | 08/25/07 | 01/25/08 | 07/25/08 |
| Last Prin Pay | 12/25/12 | 06/25/11 | 05/25/10 | 04/25/09 | 07/25/08 |

**Class M-1 to Maturity**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.53 | 5.47 | 4.87 | 4.58 | 4.94 |
| MDUR (yr) | 6.08 | 5.16 | 4.62 | 4.37 | 4.71 |
| First Prin Pay | 05/25/07 | 06/25/07 | 08/25/07 | 01/25/08 | 07/25/08 |
| Last Prin Pay | 11/25/19 | 02/25/17 | 02/25/15 | 04/25/13 | 10/25/11 |

**Class M-2 to Call**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.94 | 4.99 | 4.43 | 4.08 | 4.15 |
| MDUR (yr) | 5.59 | 4.73 | 4.22 | 3.91 | 3.98 |
| First Prin Pay | 05/25/07 | 05/25/07 | 07/25/07 | 10/25/07 | 02/25/08 |
| Last Prin Pay | 12/25/12 | 06/25/11 | 05/25/10 | 04/25/09 | 07/25/08 |

**Class M-2 to Maturity**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.51 | 5.45 | 4.81 | 4.40 | 4.41 |
| MDUR (yr) | 6.05 | 5.12 | 4.56 | 4.20 | 4.21 |
| First Prin Pay | 05/25/07 | 05/25/07 | 07/25/07 | 10/25/07 | 02/25/08 |
| Last Prin Pay | 03/25/19 | 08/25/16 | 09/25/14 | 12/25/12 | 07/25/11 |

# Weighted Average Life Tables

**Class M-3 to Call**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.94 | 4.98 | 4.40 | 4.00 | 3.91 |
| MDUR (yr) | 5.57 | 4.71 | 4.19 | 3.82 | 3.75 |
| First Prin Pay | 05/25/07 | 05/25/07 | 06/25/07 | 08/25/07 | 11/25/07 |
| Last Prin Pay | 12/25/12 | 06/25/11 | 05/25/10 | 04/25/09 | 07/25/08 |

**Class M-3 to Maturity**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.48 | 5.42 | 4.77 | 4.30 | 4.16 |
| MDUR (yr) | 6.01 | 5.09 | 4.51 | 4.10 | 3.97 |
| First Prin Pay | 05/25/07 | 05/25/07 | 06/25/07 | 08/25/07 | 11/25/07 |
| Last Prin Pay | 07/25/18 | 02/25/16 | 03/25/14 | 07/25/12 | 02/25/11 |

**Class M-4 to Call**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.94 | 4.98 | 4.38 | 3.94 | 3.78 |
| MDUR (yr) | 5.48 | 4.65 | 4.12 | 3.73 | 3.60 |
| First Prin Pay | 05/25/07 | 05/25/07 | 06/25/07 | 07/25/07 | 10/25/07 |
| Last Prin Pay | 12/25/12 | 06/25/11 | 05/25/10 | 04/25/09 | 07/25/08 |

**Class M-4 to Maturity**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.46 | 5.40 | 4.73 | 4.23 | 4.02 |
| MDUR (yr) | 5.89 | 5.00 | 4.42 | 3.99 | 3.80 |
| First Prin Pay | 05/25/07 | 05/25/07 | 06/25/07 | 07/25/07 | 10/25/07 |
| Last Prin Pay | 01/25/18 | 08/25/15 | 11/25/13 | 03/25/12 | 11/25/10 |

# Weighted Average Life Tables

**Class M-5 to Call**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.94 | 4.97 | 4.37 | 3.90 | 3.69 |
| MDUR (yr) | 5.45 | 4.62 | 4.09 | 3.68 | 3.49 |
| First Prin Pay | 05/25/07 | 04/25/07 | 05/25/07 | 07/25/07 | 08/25/07 |
| Last Prin Pay | 12/25/12 | 06/25/11 | 05/25/10 | 04/25/09 | 07/25/08 |

**Class M-5 to Maturity**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.43 | 5.37 | 4.69 | 4.17 | 3.91 |
| MDUR (yr) | 5.83 | 4.94 | 4.37 | 3.92 | 3.69 |
| First Prin Pay | 05/25/07 | 04/25/07 | 05/25/07 | 07/25/07 | 08/25/07 |
| Last Prin Pay | 06/25/17 | 02/25/15 | 06/25/13 | 11/25/11 | 08/25/10 |

**Class M-6 to Call**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.94 | 4.97 | 4.36 | 3.86 | 3.62 |
| MDUR (yr) | 5.41 | 4.59 | 4.06 | 3.63 | 3.42 |
| First Prin Pay | 05/25/07 | 04/25/07 | 05/25/07 | 06/25/07 | 07/25/07 |
| Last Prin Pay | 12/25/12 | 06/25/11 | 05/25/10 | 04/25/09 | 07/25/08 |

**Class M-6 to Maturity**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.38 | 5.33 | 4.65 | 4.11 | 3.82 |
| MDUR (yr) | 5.75 | 4.88 | 4.30 | 3.84 | 3.59 |
| First Prin Pay | 05/25/07 | 04/25/07 | 05/25/07 | 06/25/07 | 07/25/07 |
| Last Prin Pay | 10/25/16 | 08/25/14 | 12/25/12 | 06/25/11 | 04/25/10 |

# Weighted Average Life Tables

**Class M-7 to Call**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.94 | 4.97 | 4.35 | 3.84 | 3.57 |
| MDUR (yr) | 5.36 | 4.56 | 4.03 | 3.59 | 3.35 |
| First Prin Pay | 05/25/07 | 04/25/07 | 04/25/07 | 05/25/07 | 06/25/07 |
| Last Prin Pay | 12/25/12 | 06/25/11 | 05/25/10 | 04/25/09 | 07/25/08 |

**Class M-7 to Maturity**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.31 | 5.27 | 4.60 | 4.05 | 3.73 |
| MDUR (yr) | 5.65 | 4.79 | 4.23 | 3.76 | 3.49 |
| First Prin Pay | 05/25/07 | 04/25/07 | 04/25/07 | 05/25/07 | 06/25/07 |
| Last Prin Pay | 01/25/16 | 12/25/13 | 06/25/12 | 01/25/11 | 12/25/09 |

**Class M-8 to Call**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.94 | 4.97 | 4.33 | 3.82 | 3.52 |
| MDUR (yr) | 5.34 | 4.54 | 4.00 | 3.56 | 3.30 |
| First Prin Pay | 05/25/07 | 04/25/07 | 04/25/07 | 05/25/07 | 05/25/07 |
| Last Prin Pay | 12/25/12 | 06/25/11 | 05/25/10 | 04/25/09 | 07/25/08 |

**Class M-8 to Maturity**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.20 | 5.18 | 4.50 | 3.97 | 3.64 |
| MDUR (yr) | 5.54 | 4.71 | 4.14 | 3.68 | 3.40 |
| First Prin Pay | 05/25/07 | 04/25/07 | 04/25/07 | 05/25/07 | 05/25/07 |
| Last Prin Pay | 02/25/15 | 03/25/13 | 11/25/11 | 07/25/10 | 07/25/09 |

# Weighted Average Life Tables

**Class M-9 to Call**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.93 | 4.96 | 4.32 | 3.79 | 3.49 |
| MDUR (yr) | 5.10 | 4.36 | 3.86 | 3.43 | 3.18 |
| First Prin Pay | 05/25/07 | 04/25/07 | 04/25/07 | 04/25/07 | 05/25/07 |
| Last Prin Pay | 12/25/12 | 06/25/11 | 05/25/10 | 04/25/09 | 07/25/08 |

**Class M-9 to Maturity**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 6.00 | 5.01 | 4.36 | 3.83 | 3.52 |
| MDUR (yr) | 5.14 | 4.40 | 3.89 | 3.46 | 3.20 |
| First Prin Pay | 05/25/07 | 04/25/07 | 04/25/07 | 04/25/07 | 05/25/07 |
| Last Prin Pay | 12/25/13 | 04/25/12 | 01/25/11 | 11/25/09 | 12/25/08 |

**Class B to Call**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.49 | 4.60 | 4.02 | 3.54 | 3.24 |
| MDUR (yr) | 4.70 | 4.03 | 3.57 | 3.18 | 2.95 |
| First Prin Pay | 05/25/07 | 04/25/07 | 04/25/07 | 04/25/07 | 04/25/07 |
| Last Prin Pay | 06/25/12 | 01/25/11 | 12/25/09 | 01/25/09 | 04/25/08 |

**Class B to Maturity**

| FRM Prepay Speed<br>ARM Prepay Speed | 85% PPC<br>70% PPC | 100% PPC<br>85% PPC | 115% PPC<br>100% PPC | 125% PPC<br>120% PPC | 145% PPC<br>140% PPC |
|---|---|---|---|---|---|
| WAL (yr) | 5.49 | 4.60 | 4.02 | 3.54 | 3.24 |
| MDUR (yr) | 4.70 | 4.03 | 3.57 | 3.18 | 2.95 |
| First Prin Pay | 05/25/07 | 04/25/07 | 04/25/07 | 04/25/07 | 04/25/07 |
| Last Prin Pay | 06/25/12 | 01/25/11 | 12/25/09 | 01/25/09 | 04/25/08 |

# Yield Maintenance Agreement Schedule and Strike Rates For Offered Certificates and Class B Certificates

| Period | Notional Schedule ($) | Cap Strike (%) | Cap Ceiling (%) |
|---|---|---|---|
| 1 | 788,199,000 | 8.104390 | 9.250000 |
| 2 | 782,200,295 | 7.023710 | 9.250000 |
| 3 | 775,267,223 | 6.797360 | 9.250000 |
| 4 | 767,410,820 | 7.024830 | 9.250000 |
| 5 | 758,645,315 | 6.798390 | 9.250000 |
| 6 | 748,988,106 | 6.798250 | 9.250000 |
| 7 | 738,460,065 | 7.024690 | 9.250000 |
| 8 | 727,085,376 | 6.798130 | 9.250000 |
| 9 | 714,891,497 | 7.025820 | 9.250000 |
| 10 | 701,909,237 | 6.800320 | 9.250000 |
| 11 | 688,232,721 | 6.800470 | 9.250000 |
| 12 | 673,895,582 | 7.528980 | 9.250000 |
| 13 | 658,933,966 | 6.800320 | 9.250000 |
| 14 | 643,386,481 | 7.027120 | 9.250000 |
| 15 | 627,294,038 | 6.801270 | 9.250000 |
| 16 | 610,699,703 | 7.029310 | 9.250000 |
| 17 | 593,648,432 | 6.803040 | 9.250000 |
| 18 | 576,186,787 | 6.803290 | 9.250000 |
| 19 | 558,362,893 | 7.030380 | 9.250000 |
| 20 | 540,226,125 | 6.804060 | 9.250000 |
| 21 | 521,826,961 | 7.038140 | 9.250000 |
| 22 | 0 | 0.000000 | 0.000000 |

# Effective Available Funds Schedule for Offered Certificates and Class B Certificates

***Assumptions to Optional Termination***

| Period | NWC [1] (%) | NWC [2,3] (%) | | Period | NWC [1] (%) | NWC [2,3] (%) | | Period | NWC [1] (%) | NWC [2,3] (%) |
|---|---|---|---|---|---|---|---|---|---|---|
| 1 | 8.10 | 9.25 | | 26 | 9.71 | 9.71 | | 51 | 12.03 | 12.03 |
| 2 | 7.02 | 9.25 | | 27 | 9.39 | 9.39 | | 52 | 12.45 | 12.45 |
| 3 | 6.80 | 9.25 | | 28 | 10.58 | 10.58 | | 53 | 12.05 | 12.05 |
| 4 | 7.02 | 9.25 | | 29 | 10.25 | 10.25 | | 54 | 12.05 | 12.05 |
| 5 | 6.80 | 9.25 | | 30 | 10.25 | 10.25 | | 55 | 12.44 | 12.44 |
| 6 | 6.80 | 9.25 | | 31 | 10.59 | 10.59 | | 56 | 12.04 | 12.04 |
| 7 | 7.02 | 9.25 | | 32 | 10.25 | 10.25 | | 57 | 12.44 | 12.44 |
| 8 | 6.80 | 9.25 | | 33 | 10.59 | 10.59 | | 58 | 12.09 | 12.09 |
| 9 | 7.03 | 9.25 | | 34 | 11.15 | 11.15 | | 59 | 12.09 | 12.09 |
| 10 | 6.80 | 9.25 | | 35 | 11.18 | 11.18 | | 60 | 13.38 | 13.38 |
| 11 | 6.80 | 9.25 | | 36 | 12.38 | 12.38 | | 61 | 12.08 | 12.08 |
| 12 | 7.53 | 9.25 | | 37 | 11.18 | 11.18 | | 62 | 12.48 | 12.48 |
| 13 | 6.80 | 9.25 | | 38 | 11.55 | 11.55 | | 63 | 12.07 | 12.07 |
| 14 | 7.03 | 9.25 | | 39 | 11.17 | 11.17 | | 64 | 12.49 | 12.49 |
| 15 | 6.80 | 9.25 | | 40 | 12.43 | 12.43 | | 65 | 12.08 | 12.08 |
| 16 | 7.03 | 9.25 | | 41 | 12.04 | 12.04 | | 66 | 12.08 | 12.08 |
| 17 | 6.80 | 9.25 | | 42 | 12.04 | 12.04 | | 67 | 12.48 | 12.48 |
| 18 | 6.80 | 9.25 | | 43 | 12.44 | 12.44 | | 68 | 12.07 | 12.07 |
| 19 | 7.03 | 9.25 | | 44 | 12.03 | 12.03 | | 69 | 12.47 | 12.47 |
| 20 | 6.80 | 9.25 | | 45 | 12.43 | 12.43 | | 70 | 12.08 | 12.08 |
| 21 | 7.04 | 9.25 | | 46 | 12.05 | 12.05 | | 71 | 12.07 | 12.07 |
| 22 | 9.36 | 9.36 | | 47 | 12.05 | 12.05 | | 72 | 13.36 | 13.36 |
| 23 | 9.40 | 9.40 | | 48 | 12.87 | 12.87 | | 73 | 12.06 | 12.06 |
| 24 | 10.40 | 10.40 | | 49 | 12.04 | 12.04 | | 74 | 12.46 | 12.46 |
| 25 | 9.39 | 9.39 | | 50 | 12.44 | 12.44 | | | | |

(1) Assumes 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(2) Assumes 1mLIBOR and 6mLIBOR increases instantaneously to 20.00% and the cashflows are run to the Optional Termination at the pricing speed.
(3) Assumes proceeds from the Yield Maintenance Agreement included.

## EXCESS SPREAD [1,2]

| Period | FWD 1 Month LIBOR (%) | FWD 6 Month LIBOR (%) | (3) Excess Spread Under STATIC LIBOR (%) | Excess Spread Under FORWARD LIBOR (%) | Period | FWD 1 Month LIBOR (%) | FWD 6 Month LIBOR (%) | (3) Excess Spread Under STATIC LIBOR (%) | Excess Spread Under FORWARD LIBOR (%) |
|---|---|---|---|---|---|---|---|---|---|
| 1 | 1.10000 | 1.16800 | 5.73 | 5.73 | 38 | 4.16100 | 4.32900 | 5.27 | 4.64 |
| 2 | 1.11900 | 1.20400 | 5.53 | 5.51 | 39 | 4.21400 | 4.38000 | 5.24 | 4.46 |
| 3 | 1.13800 | 1.24900 | 5.48 | 5.44 | 40 | 4.26600 | 4.43100 | 5.32 | 4.85 |
| 4 | 1.17500 | 1.30600 | 5.52 | 5.45 | 41 | 4.31700 | 4.48000 | 5.27 | 4.65 |
| 5 | 1.20600 | 1.37400 | 5.47 | 5.36 | 42 | 4.36600 | 4.52900 | 5.27 | 4.61 |
| 6 | 1.25100 | 1.45700 | 5.47 | 5.31 | 43 | 4.41500 | 4.57700 | 5.34 | 4.73 |
| 7 | 1.31400 | 1.55200 | 5.51 | 5.30 | 44 | 4.46300 | 4.62600 | 5.28 | 4.52 |
| 8 | 1.38900 | 1.65500 | 5.46 | 5.16 | 45 | 4.51100 | 4.67500 | 5.34 | 4.63 |
| 9 | 1.47700 | 1.76700 | 5.51 | 5.13 | 46 | 4.55800 | 4.72400 | 5.28 | 4.68 |
| 10 | 1.58100 | 1.88600 | 5.45 | 4.96 | 47 | 4.60400 | 4.77200 | 5.29 | 4.63 |
| 11 | 1.70100 | 2.00800 | 5.45 | 4.83 | 48 | 4.65000 | 4.81800 | 5.40 | 4.93 |
| 12 | 1.81800 | 2.13300 | 5.59 | 4.93 | 49 | 4.70100 | 4.86000 | 5.29 | 4.53 |
| 13 | 1.93000 | 2.26000 | 5.43 | 4.59 | 50 | 4.75200 | 4.89800 | 5.35 | 4.66 |
| 14 | 2.05700 | 2.38600 | 5.48 | 4.53 | 51 | 4.79900 | 4.93000 | 5.29 | 4.44 |
| 15 | 2.18300 | 2.51300 | 5.42 | 4.32 | 52 | 4.83900 | 4.95500 | 5.35 | 4.79 |
| 16 | 2.30800 | 2.63400 | 5.47 | 4.27 | 53 | 4.87400 | 4.97300 | 5.30 | 4.58 |
| 17 | 2.44600 | 2.74300 | 5.41 | 4.04 | 54 | 4.90200 | 4.98400 | 5.31 | 4.56 |
| 18 | 2.56900 | 2.82900 | 5.40 | 3.90 | 55 | 4.92400 | 4.98800 | 5.37 | 4.72 |
| 19 | 2.68100 | 2.90800 | 5.44 | 3.88 | 56 | 4.93900 | 4.98900 | 5.32 | 4.53 |
| 20 | 2.81000 | 2.98800 | 5.38 | 3.64 | 57 | 4.94600 | 4.99600 | 5.38 | 4.71 |
| 21 | 2.90400 | 3.06600 | 5.42 | 3.65 | 58 | 4.94600 | 5.00900 | 5.32 | 4.64 |
| 22 | 2.95000 | 3.14500 | 5.36 | 4.90 | 59 | 4.93800 | 5.02800 | 5.33 | 4.66 |
| 23 | 2.96100 | 3.23300 | 5.35 | 4.90 | 60 | 4.92200 | 5.05600 | 5.50 | 5.22 |
| 24 | 3.03600 | 3.33600 | 5.50 | 5.17 | 61 | 4.93400 | 5.09400 | 5.34 | 4.68 |
| 25 | 3.15700 | 3.44300 | 5.33 | 4.68 | 62 | 4.97800 | 5.13500 | 5.40 | 4.82 |
| 26 | 3.26700 | 3.54300 | 5.37 | 4.69 | 63 | 5.02100 | 5.17500 | 5.35 | 4.60 |
| 27 | 3.37300 | 3.63800 | 5.31 | 4.44 | 64 | 5.06200 | 5.21300 | 5.41 | 4.94 |
| 28 | 3.47400 | 3.72700 | 5.35 | 4.97 | 65 | 5.10200 | 5.24900 | 5.36 | 4.73 |
| 29 | 3.57200 | 3.80900 | 5.28 | 4.74 | 66 | 5.14000 | 5.28300 | 5.37 | 4.70 |
| 30 | 3.66400 | 3.88500 | 5.27 | 4.63 | 67 | 5.17700 | 5.31500 | 5.43 | 4.85 |
| 31 | 3.74900 | 3.95200 | 5.31 | 4.68 | 68 | 5.21100 | 5.34600 | 5.38 | 4.64 |
| 32 | 3.82800 | 4.01300 | 5.24 | 4.44 | 69 | 5.24400 | 5.37400 | 5.44 | 4.80 |
| 33 | 3.89900 | 4.06900 | 5.28 | 4.51 | 70 | 5.27500 | 5.40000 | 5.39 | 4.76 |
| 34 | 3.96200 | 4.12200 | 5.21 | 4.68 | 71 | 5.30300 | 5.42300 | 5.40 | 4.75 |
| 35 | 4.01600 | 4.17400 | 5.20 | 4.63 | 72 | 5.33000 | 5.44500 | 5.57 | 5.29 |
| 36 | 4.06100 | 4.22500 | 5.36 | 5.04 | 73 | 5.35400 | 5.46400 | 5.42 | 4.71 |
| 37 | 4.10700 | 4.27700 | 5.16 | 4.51 | 74 | 5.37600 | 5.48000 | 5.48 | 4.89 |

(1) Assumes the Pricing Prepayment Speed
(2) Calculated as (a) interest collections on the collateral (net of the trust administrations, master servicing, servicing fees), less total interest on the Offered Certificates divided by (b) collateral balance as of the beginning period.
(3) Assumes 1mLIBOR stays at 1.10000% and 6mLIBOR stays at 1.16800%.

# BREAKEVEN LOSSES

**LOSS COVERAGE**

| | | | STATIC LIBOR | | FORWARD LIBOR | |
|---|---|---|---|---|---|---|
| CLASS | MOODY'S | S&P | CDR BREAK | CUM LOSS | CDR BREAK | CUM LOSS |
| M-1 | Aa1 | AA+ | 30.807 | 22.78% | 28.742 | 21.85% |
| M-2 | Aa2 | AA | 25.616 | 20.30% | 23.686 | 19.30% |
| M-3 | Aa3 | AA- | 22.473 | 18.61% | 20.623 | 17.57% |
| M-4 | A1 | A+ | 19.882 | 17.10% | 18.097 | 16.01% |
| M-5 | A2 | A | 17.467 | 15.58% | 15.743 | 14.44% |
| M-6 | A3 | A- | 15.506 | 14.25% | 13.826 | 13.08% |
| M-7 | Baa1 | BBB+ | 13.630 | 12.91% | 12.001 | 11.70% |
| M-8 | Baa2 | BBB | 11.939 | 11.63% | 10.348 | 10.37% |
| M-9 | Baa3 | BBB- | 10.403 | 10.39% | 8.888 | 9.14% |
| B | Ba2 | BB+ | 8.788 | 9.03% | 7.791 | 8.17% |

**Assumptions**

| |
|---|
| 40% Loss Severity |
| 12 Month Delay |
| Delinquency Trigger Failing |
| Run to maturity |
| Defaults are in addition to prepayments |
| Run at pricing speed |
| "Break" is CDR which results in approximate first dollar of principal loss |

# Total Mortgage Loans
# As of the Cut-off Date

| | | | | | | |
|---|---|---|---|---|---|---|
| **NUMBER OF LOANS:** | 5,311 | | | | | |
| **TOTAL OUTSTANDING PRINCIPAL BALANCE:** | $796,160,832 | | | | | |
| | | | **Minimum** | | **Maximum** | |
| **AVG ORIGINAL LOAN AMOUNT:** | $150,154.21 | | $20,700.00 | | $660,000.00 | |
| **AVG OUTSTANDING PRINCIPAL BALANCE:** | $149,907.90 | | $20,661.73 | | $657,812.70 | |
| **WAVG CURRENT LOAN RATE:** | 7.534 | % | 5.500 | % | 10.875 | % |
| **ARM CHARACTERISTICS:** | | | | | | |
| **WAVG GROSS MARGIN:** | 5.955 | % | 3.500 | % | 9.000 | % |
| **WAVG MAXIMUM LOAN RATE:** | 13.489 | % | 9.000 | % | 16.375 | % |
| **WAVG MINIMUM LOAN RATE:** | 7.492 | % | 5.500 | % | 10.375 | % |
| **WAVG INITIAL PERIODIC RATE CAP:** | 2.996 | % | 1.000 | % | 3.000 | % |
| **WAVG PERIODIC RATE CAP:** | 1.000 | % | 1.000 | % | 1.000 | % |
| **WAVG MONTHS TO ROLL:** | 22 | months | 2 | months | 58 | months |
| **WAVG ORIGINAL TERM:** | 359 | months | 180 | months | 360 | months |
| **WAVG REMAINING TERM:** | 356 | months | 175 | months | 359 | months |
| **WAVG ORIGINAL LTV:** | 99.18 | % | 95.00 | % | 100.00 | % |
| **WAVG CREDIT SCORE:** | 657 | | 561 | | 819 | |
| **FIRST PAY DATE:** | | | Aug 01, 2003 | | Mar 01, 2004 | |
| **MATURITY DATE:** | | | Oct 01, 2018 | | Feb 01, 2034 | |

| | |
|---|---|
| **TOP LIEN POSITION CONC ($):** | 100.00 % First Lien |
| **TOP PROPERTY STATE CONC ($):** | 12.30 % California, 9.04 % Florida, 7.26 % Georgia |
| **MAXIMUM ZIP CODE CONC ($):** | 0.25 % 92345 |

| Principal Balance ($) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 20,662 - 50,000 | 179 | 7,577,100.90 | 0.95 |
| 50,001 - 100,000 | 1,504 | 118,054,976.92 | 14.83 |
| 100,001 - 150,000 | 1,598 | 200,100,664.08 | 25.13 |
| 150,001 - 200,000 | 986 | 169,653,535.69 | 21.31 |
| 200,001 - 250,000 | 417 | 93,071,905.78 | 11.69 |
| 250,001 - 300,000 | 278 | 76,508,248.25 | 9.61 |
| 300,001 - 350,000 | 156 | 50,703,512.52 | 6.37 |
| 350,001 - 400,000 | 95 | 35,341,458.35 | 4.44 |
| 400,001 - 450,000 | 65 | 27,750,954.45 | 3.49 |
| 450,001 - 500,000 | 12 | 5,676,132.20 | 0.71 |
| 500,001 - 550,000 | 13 | 6,911,202.23 | 0.87 |
| 550,001 - 600,000 | 5 | 2,894,966.86 | 0.36 |
| 600,001 - 650,000 | 2 | 1,258,361.16 | 0.16 |
| 650,001 - 657,813 | 1 | 657,812.70 | 0.08 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Original Term (months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 180 | 26 | 2,444,444.11 | 0.31 |
| 240 | 2 | 98,875.37 | 0.01 |
| 360 | 5,283 | 793,617,512.61 | 99.68 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Remaining Term (months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 175 - 176 | 5 | 336,697.22 | 0.04 |
| 177 - 178 | 21 | 2,107,746.89 | 0.26 |
| 235 - 236 | 1 | 56,608.99 | 0.01 |
| 237 - 238 | 1 | 42,266.38 | 0.01 |
| 351 - 352 | 1 | 241,925.00 | 0.03 |
| 353 - 354 | 14 | 2,019,680.25 | 0.25 |
| 355 - 356 | 1,320 | 197,547,146.90 | 24.81 |
| 357 - 358 | 3,942 | 592,914,381.01 | 74.47 |
| 359 - 359 | 6 | 894,379.45 | 0.11 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Property Type | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Single Family | 4,009 | 564,147,268.62 | 70.86 |
| PUD | 837 | 156,592,092.38 | 19.67 |
| Condominium | 295 | 42,774,355.47 | 5.37 |
| 2 Units | 167 | 31,804,745.73 | 3.99 |
| 3 Units | 3 | 842,369.89 | 0.11 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Occupancy Status | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Primary | 5,301 | 794,492,859.02 | 99.79 |
| Second Home | 9 | 1,550,485.06 | 0.19 |
| Non-owner | 1 | 117,488.01 | 0.01 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Purpose | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Purchase | 4,279 | 628,022,438.43 | 78.88 |
| Cash Out Refinance | 796 | 132,812,561.02 | 16.68 |
| Rate/Term Refinance | 236 | 35,325,832.64 | 4.44 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Original Loan-to-Value Ratio (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 95.00 - 95.00 | 638 | 119,093,792.56 | 14.96 |
| 95.01 - 100.00 | 4,673 | 677,067,039.53 | 85.04 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Property State | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Alabama | 55 | 5,739,642.86 | 0.72 |
| Arizona | 88 | 14,650,482.78 | 1.84 |
| Arkansas | 31 | 3,376,623.74 | 0.42 |
| California | 392 | 97,946,891.18 | 12.30 |
| Colorado | 67 | 12,731,677.37 | 1.60 |
| Connecticut | 37 | 6,267,298.59 | 0.79 |
| Delaware | 4 | 320,179.60 | 0.04 |
| District of Columbia | 5 | 1,319,809.97 | 0.17 |
| Florida | 494 | 71,980,607.65 | 9.04 |
| Georgia | 358 | 57,778,636.25 | 7.26 |
| Idaho | 16 | 1,685,926.02 | 0.21 |
| Illinois | 256 | 38,842,890.06 | 4.88 |
| Indiana | 137 | 12,286,513.67 | 1.54 |
| Iowa | 66 | 5,167,264.77 | 0.65 |
| Kansas | 55 | 5,479,893.20 | 0.69 |
| Kentucky | 85 | 9,893,936.28 | 1.24 |
| Louisiana | 20 | 1,864,804.27 | 0.23 |
| Maine | 17 | 1,948,023.22 | 0.24 |
| Maryland | 75 | 14,580,931.69 | 1.83 |
| Massachusetts | 94 | 19,122,271.83 | 2.40 |
| Michigan | 349 | 48,051,289.73 | 6.04 |
| Minnesota | 113 | 19,789,337.94 | 2.49 |
| Missouri | 111 | 13,773,419.41 | 1.73 |
| Nebraska | 25 | 2,440,323.15 | 0.31 |
| Nevada | 78 | 14,095,522.90 | 1.77 |
| New Hampshire | 33 | 6,113,797.52 | 0.77 |
| New Jersey | 78 | 14,862,894.54 | 1.87 |
| New Mexico | 13 | 1,939,625.32 | 0.24 |
| New York | 229 | 39,056,678.79 | 4.91 |
| North Carolina | 321 | 46,384,540.43 | 5.83 |
| Ohio | 403 | 45,027,264.25 | 5.66 |
| Oklahoma | 24 | 2,184,980.90 | 0.27 |
| Oregon | 133 | 22,168,374.01 | 2.78 |
| Pennsylvania | 127 | 13,082,521.16 | 1.64 |
| Rhode Island | 16 | 3,114,073.64 | 0.39 |
| South Carolina | 154 | 18,548,897.45 | 2.33 |
| South Dakota | 5 | 549,124.30 | 0.07 |
| Tennessee | 110 | 10,916,093.90 | 1.37 |
| Texas | 343 | 43,533,947.57 | 5.47 |

*Continued on the following page.*

| Property State (cont.) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Utah | 52 | 8,154,534.59 | 1.02 |
| Vermont | 6 | 1,342,620.02 | 0.17 |
| Virginia | 65 | 11,785,009.50 | 1.48 |
| Washington | 83 | 15,841,846.95 | 1.99 |
| West Virginia | 1 | 41,932.43 | 0.01 |
| Wisconsin | 83 | 9,855,893.71 | 1.24 |
| Wyoming | 4 | 521,982.98 | 0.07 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Documentation Level | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Full Documentation | 5,034 | 748,271,807.30 | 93.99 |
| No Income Verification | 125 | 23,345,745.10 | 2.93 |
| Limited Income Verification | 134 | 22,070,645.71 | 2.77 |
| No Do | 18 | 2,472,633.98 | 0.31 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Credit Score | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 561 - 600 | 73 | 9,557,180.43 | 1.20 |
| 601 - 650 | 2,904 | 407,014,144.30 | 51.12 |
| 651 - 700 | 1,613 | 254,582,871.78 | 31.98 |
| 701 - 750 | 554 | 95,077,644.93 | 11.94 |
| 751 - 800 | 161 | 28,467,957.77 | 3.58 |
| 801 - 819 | 6 | 1,461,032.88 | 0.18 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Current Loan Rate (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 5.500 - 6.000 | 55 | 11,675,526.59 | 1.47 |
| 6.001 - 7.000 | 1,280 | 231,023,066.81 | 29.02 |
| 7.001 - 8.000 | 2,475 | 367,340,072.96 | 46.14 |
| 8.001 - 9.000 | 1,324 | 168,145,427.79 | 21.12 |
| 9.001 - 10.000 | 166 | 16,940,886.99 | 2.13 |
| 10.001 - 10.875 | 11 | 1,035,850.95 | 0.13 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Gross Margin (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 3.500 - 4.000 | 6 | 1,103,428.71 | 0.15 |
| 4.001 - 5.000 | 188 | 39,140,422.66 | 5.17 |
| 5.001 - 6.000 | 2,358 | 398,796,563.04 | 52.68 |
| 6.001 - 7.000 | 2,178 | 294,095,853.15 | 38.85 |
| 7.001 - 8.000 | 228 | 23,542,072.61 | 3.11 |
| 8.001 - 9.000 | 4 | 302,393.65 | 0.04 |
| **Total** | 4,962 | 756,980,733.82 | 100.00 |

| Maximum Loan Rate (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 9.000 - 9.000 | 1 | 291,257.30 | 0.04 |
| 11.001 - 12.000 | 55 | 11,697,006.18 | 1.55 |
| 12.001 - 13.000 | 1,269 | 228,647,102.15 | 30.21 |
| 13.001 - 14.000 | 2,378 | 354,534,599.90 | 46.84 |
| 14.001 - 15.000 | 1,154 | 150,142,970.25 | 19.83 |
| 15.001 - 16.000 | 100 | 11,160,537.14 | 1.47 |
| 16.001 - 16.375 | 5 | 507,260.90 | 0.07 |
| **Total** | 4,962 | 756,980,733.82 | 100.00 |

| Minimum Loan Rate (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 5.500 - 6.000 | 54 | 11,497,643.20 | 1.52 |
| 6.001 - 7.000 | 1,269 | 228,750,458.30 | 30.22 |
| 7.001 - 8.000 | 2,380 | 354,921,864.03 | 46.89 |
| 8.001 - 9.000 | 1,154 | 150,142,970.25 | 19.83 |
| 9.001 - 10.000 | 100 | 11,160,537.14 | 1.47 |
| 10.001 - 10.375 | 5 | 507,260.90 | 0.07 |
| **Total** | 4,962 | 756,980,733.82 | 100.00 |

| Next Adjustment Date (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 05/01/04 | 1 | 262,819.81 | 0.03 |
| 06/01/04 | 2 | 457,845.56 | 0.06 |
| 07/01/04 | 2 | 598,729.56 | 0.08 |
| 10/01/04 | 1 | 90,115.42 | 0.01 |
| 11/01/04 | 1 | 383,656.97 | 0.05 |
| 12/01/04 | 1 | 146,987.30 | 0.02 |
| 07/01/05 | 1 | 241,925.00 | 0.03 |
| 08/01/05 | 2 | 193,948.24 | 0.03 |
| 09/01/05 | 10 | 1,269,159.50 | 0.17 |
| 10/01/05 | 149 | 23,463,707.04 | 3.10 |
| 11/01/05 | 1,004 | 151,849,818.57 | 20.06 |
| 12/01/05 | 1,736 | 262,107,507.44 | 34.63 |
| 01/01/06 | 1,782 | 271,727,820.69 | 35.90 |
| 01/02/06 | 1 | 48,960.81 | 0.01 |
| 01/04/06 | 1 | 129,780.94 | 0.02 |
| 02/01/06 | 4 | 715,637.70 | 0.09 |
| 09/01/06 | 1 | 367,330.99 | 0.05 |
| 10/01/06 | 5 | 942,449.02 | 0.12 |
| 11/01/06 | 36 | 5,747,615.78 | 0.76 |
| 12/01/06 | 50 | 6,930,018.07 | 0.92 |
| 01/01/07 | 56 | 9,709,741.18 | 1.28 |
| 10/01/08 | 3 | 339,210.98 | 0.04 |
| 11/01/08 | 29 | 4,308,641.93 | 0.57 |
| 12/01/08 | 51 | 9,033,753.08 | 1.19 |
| 01/01/09 | 33 | 5,913,552.24 | 0.78 |
| **Total** | 4,962 | 756,980,733.82 | 100.00 |

| Initial Periodic Rate Cap (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.000 | 5 | 1,319,394.93 | 0.17 |
| 2.000 | 3 | 620,759.69 | 0.08 |
| 3.000 | 4,954 | 755,040,579.20 | 99.74 |
| **Total** | 4,962 | 756,980,733.82 | 100.00 |

| Periodic Rate Cap (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.000 | 4,962 | 756,980,733.82 | 100.00 |
| **Total** | 4,962 | 756,980,733.82 | 100.00 |

| Product | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 2/28 6 Mo LIBOR ARM | 3,478 | 488,232,411.90 | 61.32 |
| 5YR IO 2/28 6 Mo LIBOR ARM | 1,212 | 223,515,854.03 | 28.07 |
| Fixed Rate | 348 | 39,095,668.01 | 4.91 |
| 3/27 6 Mo LIBOR ARM | 104 | 15,103,589.57 | 1.90 |
| 5/25 6 Mo LIBOR ARM | 75 | 11,277,377.16 | 1.42 |
| 5YR IO 3/27 6 Mo LIBOR ARM | 44 | 8,593,565.47 | 1.08 |
| 5YR IO 5/25 6 Mo LIBOR ARM | 41 | 8,317,781.07 | 1.04 |
| 6 Mo LIBOR ARM | 4 | 1,072,394.93 | 0.13 |
| 1/29 6 Mo LIBOR ARM | 3 | 620,759.69 | 0.08 |
| 5YR IO 6 Mo LIBOR ARM | 1 | 247,000.00 | 0.03 |
| BALLOON 15/30 | 1 | 84,430.26 | 0.01 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Prepayment Term (months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 0 | 1,163 | 183,830,017.72 | 23.09 |
| 12 | 188 | 34,129,654.60 | 4.29 |
| 24 | 3,014 | 443,221,990.53 | 55.67 |
| 36 | 945 | 134,914,322.34 | 16.95 |
| 60 | 1 | 64,846.90 | 0.01 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

| Prepayment Penalty | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| No Prepayment Penalty | 1,163 | 183,830,017.72 | 23.09 |
| Prepayment Penalty | 4,148 | 612,330,814.37 | 76.91 |
| **Total** | 5,311 | 796,160,832.09 | 100.00 |

# Group I Mortgage Loans
# As of the Cut-off Date

| | | | | | | |
|---|---|---|---|---|---|---|
| **NUMBER OF LOANS:** | 2,892 | | | | | |
| **TOTAL OUTSTANDING PRINCIPAL BALANCE:** | $398,080,416 | | | | | |
| | | | **Minimum** | | **Maximum** | |
| **AVG ORIGINAL LOAN AMOUNT:** | $137,883.58 | | $28,500.00 | | $408,500.00 | |
| **AVG OUTSTANDING PRINCIPAL BALANCE:** | $137,648.83 | | $28,451.70 | | $408,500.00 | |
| **WAVG CURRENT LOAN RATE:** | 7.601 | % | 5.500 | % | 10.875 | % |
| **ARM CHARACTERISTICS:** | | | | | | |
| **WAVG GROSS MARGIN:** | 6.018 | % | 3.750 | % | 9.000 | % |
| **WAVG MAXIMUM LOAN RATE:** | 13.551 | % | 9.000 | % | 16.375 | % |
| **WAVG MINIMUM LOAN RATE:** | 7.556 | % | 5.500 | % | 10.375 | % |
| **WAVG INITIAL PERIODIC RATE CAP:** | 2.997 | % | 1.000 | % | 3.000 | % |
| **WAVG PERIODIC RATE CAP:** | 1.000 | % | 1.000 | % | 1.000 | % |
| **WAVG MONTHS TO ROLL:** | 22 | months | 2 | months | 58 | months |
| **WAVG ORIGINAL TERM:** | 359 | months | 180 | months | 360 | months |
| **WAVG REMAINING TERM:** | 356 | months | 175 | months | 359 | months |
| **WAVG ORIGINAL LTV:** | 99.19 | % | 95.00 | % | 100.00 | % |
| **WAVG CREDIT SCORE:** | 653 | | 561 | | 810 | |
| **FIRST PAY DATE:** | | | Sep 01, 2003 | | Mar 01, 2004 | |
| **MATURITY DATE:** | | | Oct 01, 2018 | | Feb 01, 2034 | |

| | |
|---|---|
| **TOP LIEN POSITION CONC ($):** | 100.00 % First Lien |
| **TOP PROPERTY STATE CONC ($):** | 9.90 % California, 9.05 % Florida, 7.48 % Georgia |
| **MAXIMUM ZIP CODE CONC ($):** | 0.37 % 92553 |

| Principal Balance ($) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 28,452 - 50,000 | 109 | 4,593,629.10 | 1.15 |
| 50,001 - 100,000 | 870 | 68,396,578.67 | 17.18 |
| 100,001 - 150,000 | 906 | 113,473,440.59 | 28.51 |
| 150,001 - 200,000 | 539 | 92,469,022.48 | 23.23 |
| 200,001 - 250,000 | 235 | 52,334,340.73 | 13.15 |
| 250,001 - 300,000 | 171 | 46,992,778.30 | 11.80 |
| 300,001 - 350,000 | 57 | 17,901,833.55 | 4.50 |
| 350,001 - 400,000 | 4 | 1,510,292.63 | 0.38 |
| 400,001 - 408,500 | 1 | 408,500.00 | 0.10 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Original Term (months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 180 | 14 | 1,132,761.23 | 0.28 |
| 240 | 2 | 98,875.37 | 0.02 |
| 360 | 2,876 | 396,848,779.45 | 99.69 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Remaining Term (months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 175 - 176 | 2 | 160,489.26 | 0.04 |
| 177 - 178 | 12 | 972,271.97 | 0.24 |
| 235 - 236 | 1 | 56,608.99 | 0.01 |
| 237 - 238 | 1 | 42,266.38 | 0.01 |
| 353 - 354 | 8 | 907,240.84 | 0.23 |
| 355 - 356 | 685 | 94,699,934.85 | 23.79 |
| 357 - 358 | 2,182 | 301,177,103.76 | 75.66 |
| 359 - 359 | 1 | 64,500.00 | 0.02 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Property Type | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Single Family | 2,221 | 292,640,004.20 | 73.51 |
| PUD | 448 | 73,264,954.35 | 18.40 |
| Condominium | 149 | 19,860,501.13 | 4.99 |
| 2 Units | 74 | 12,314,956.37 | 3.09 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Occupancy Status | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Primary | 2,889 | 397,743,896.25 | 99.92 |
| Second Home | 3 | 336,519.80 | 0.08 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Purpose | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Purchase | 2,318 | 309,689,886.01 | 77.80 |
| Cash Out Refinance | 432 | 67,796,979.32 | 17.03 |
| Rate/Term Refinance | 142 | 20,593,550.72 | 5.17 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Original Loan-to-Value Ratio (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 95.00 - 95.00 | 365 | 59,832,190.86 | 15.03 |
| 95.01 - 100.00 | 2,527 | 338,248,225.19 | 84.97 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Property State | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Alabama | 32 | 3,331,316.20 | 0.84 |
| Arizona | 46 | 6,808,403.96 | 1.71 |
| Arkansas | 14 | 1,297,770.39 | 0.33 |
| California | 187 | 39,428,446.35 | 9.90 |
| Colorado | 34 | 6,160,138.45 | 1.55 |
| Connecticut | 18 | 2,750,860.24 | 0.69 |
| Delaware | 3 | 232,349.12 | 0.06 |
| District of Columbia | 2 | 453,465.26 | 0.11 |
| Florida | 260 | 36,009,793.56 | 9.05 |
| Georgia | 194 | 29,763,283.53 | 7.48 |
| Idaho | 8 | 860,502.33 | 0.22 |
| Illinois | 123 | 17,510,344.63 | 4.40 |
| Indiana | 78 | 6,998,405.76 | 1.76 |
| Iowa | 41 | 3,196,335.68 | 0.80 |
| Kansas | 27 | 2,593,854.56 | 0.65 |
| Kentucky | 45 | 4,813,161.76 | 1.21 |
| Louisiana | 9 | 808,962.94 | 0.20 |
| Maine | 11 | 1,270,448.20 | 0.32 |
| Maryland | 39 | 7,063,301.17 | 1.77 |
| Massachusetts | 44 | 9,053,186.28 | 2.27 |
| Michigan | 193 | 26,509,177.09 | 6.66 |
| Minnesota | 76 | 12,770,062.55 | 3.21 |
| Missouri | 61 | 7,186,983.18 | 1.81 |
| Nebraska | 10 | 843,279.59 | 0.21 |
| Nevada | 42 | 7,134,781.29 | 1.79 |
| New Hampshire | 15 | 2,962,454.58 | 0.74 |
| New Jersey | 39 | 7,236,732.29 | 1.82 |
| New Mexico | 7 | 992,383.64 | 0.25 |
| New York | 110 | 13,579,316.35 | 3.41 |
| North Carolina | 188 | 25,532,098.47 | 6.41 |
| Ohio | 225 | 24,287,690.94 | 6.10 |
| Oklahoma | 16 | 1,486,989.88 | 0.37 |
| Oregon | 79 | 12,365,576.60 | 3.11 |
| Pennsylvania | 75 | 7,482,456.59 | 1.88 |
| Rhode Island | 10 | 2,065,923.65 | 0.52 |
| South Carolina | 94 | 10,682,745.37 | 2.68 |
| South Dakota | 2 | 149,452.43 | 0.04 |
| Tennessee | 72 | 7,203,887.58 | 1.81 |
| Texas | 205 | 23,660,306.12 | 5.94 |

*Continued on the following page.*

| Property State (cont.) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Utah | 24 | 3,838,208.03 | 0.96 |
| Vermont | 4 | 626,140.73 | 0.16 |
| Virginia | 37 | 5,822,688.95 | 1.46 |
| Washington | 41 | 7,249,551.32 | 1.82 |
| West Virginia | 1 | 41,932.43 | 0.01 |
| Wisconsin | 49 | 5,726,202.32 | 1.44 |
| Wyoming | 2 | 239,063.71 | 0.06 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Documentation Level | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Full Documentation | 2,729 | 372,648,570.32 | 93.61 |
| No Income Verification | 76 | 12,361,101.87 | 3.11 |
| Limited Income Verification | 74 | 11,467,301.15 | 2.88 |
| No Do | 13 | 1,603,442.71 | 0.40 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Credit Score | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 561 - 600 | 43 | 5,242,161.07 | 1.32 |
| 601 - 650 | 1,655 | 219,748,471.51 | 55.20 |
| 651 - 700 | 819 | 118,158,824.56 | 29.68 |
| 701 - 750 | 303 | 45,599,974.63 | 11.45 |
| 751 - 800 | 69 | 8,805,590.01 | 2.21 |
| 801 - 810 | 3 | 525,394.27 | 0.13 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Current Loan Rate (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 5.500 - 6.000 | 23 | 4,147,184.07 | 1.04 |
| 6.001 - 7.000 | 664 | 106,167,211.62 | 26.67 |
| 7.001 - 8.000 | 1,328 | 184,099,637.40 | 46.25 |
| 8.001 - 9.000 | 774 | 93,083,231.56 | 23.38 |
| 9.001 - 10.000 | 95 | 9,813,721.60 | 2.47 |
| 10.001 - 10.875 | 8 | 769,429.80 | 0.19 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Gross Margin (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 3.750 - 4.000 | 3 | 491,452.77 | 0.13 |
| 4.001 - 5.000 | 85 | 13,982,925.53 | 3.69 |
| 5.001 - 6.000 | 1,235 | 188,525,591.33 | 49.77 |
| 6.001 - 7.000 | 1,240 | 160,566,790.31 | 42.39 |
| 7.001 - 8.000 | 143 | 15,105,017.15 | 3.99 |
| 8.001 - 9.000 | 1 | 88,860.72 | 0.02 |
| **Total** | 2,707 | 378,760,637.81 | 100.00 |

| Maximum Loan Rate (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 9.000 - 9.000 | 1 | 291,257.30 | 0.08 |
| 11.001 - 12.000 | 23 | 4,168,663.66 | 1.10 |
| 12.001 - 13.000 | 659 | 105,138,784.25 | 27.76 |
| 13.001 - 14.000 | 1,285 | 179,016,697.26 | 47.26 |
| 14.001 - 15.000 | 676 | 83,245,180.46 | 21.98 |
| 15.001 - 16.000 | 59 | 6,511,143.59 | 1.72 |
| 16.001 - 16.375 | 4 | 388,911.29 | 0.10 |
| **Total** | 2,707 | 378,760,637.81 | 100.00 |

| Minimum Loan Rate (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 5.500 - 6.000 | 22 | 3,969,300.68 | 1.05 |
| 6.001 - 7.000 | 659 | 105,242,140.40 | 27.79 |
| 7.001 - 8.000 | 1,287 | 179,403,961.39 | 47.37 |
| 8.001 - 9.000 | 676 | 83,245,180.46 | 21.98 |
| 9.001 - 10.000 | 59 | 6,511,143.59 | 1.72 |
| 10.001 - 10.375 | 4 | 388,911.29 | 0.10 |
| **Total** | 2,707 | 378,760,637.81 | 100.00 |

| Next Adjustment Date (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 05/01/04 | 1 | 262,819.81 | 0.07 |
| 07/01/04 | 1 | 247,000.00 | 0.07 |
| 10/01/04 | 1 | 90,115.42 | 0.02 |
| 12/01/04 | 1 | 146,987.30 | 0.04 |
| 08/01/05 | 2 | 193,948.24 | 0.05 |
| 09/01/05 | 5 | 524,051.08 | 0.14 |
| 10/01/05 | 84 | 13,363,507.00 | 3.53 |
| 11/01/05 | 521 | 71,604,044.89 | 18.90 |
| 12/01/05 | 972 | 136,268,494.75 | 35.98 |
| 01/01/06 | 981 | 136,197,198.17 | 35.96 |
| 02/01/06 | 1 | 64,500.00 | 0.02 |
| 10/01/06 | 2 | 408,430.94 | 0.11 |
| 11/01/06 | 19 | 2,419,753.24 | 0.64 |
| 12/01/06 | 28 | 3,591,638.99 | 0.95 |
| 01/01/07 | 26 | 3,982,964.21 | 1.05 |
| 11/01/08 | 14 | 2,098,935.69 | 0.55 |
| 12/01/08 | 29 | 4,450,705.52 | 1.18 |
| 01/01/09 | 19 | 2,845,542.56 | 0.75 |
| **Total** | 2,707 | 378,760,637.81 | 100.00 |

| Initial Periodic Rate Cap (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.000 | 2 | 509,819.81 | 0.13 |
| 2.000 | 2 | 237,102.72 | 0.06 |
| 3.000 | 2,703 | 378,013,715.28 | 99.80 |
| **Total** | 2,707 | 378,760,637.81 | 100.00 |

| Periodic Rate Cap (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.000 | 2,707 | 378,760,637.81 | 100.00 |
| **Total** | 2,707 | 378,760,637.81 | 100.00 |

| Product | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 2/28 6 Mo LIBOR ARM | 1,954 | 258,684,395.90 | 64.98 |
| 5YR IO 2/28 6 Mo LIBOR ARM | 612 | 99,531,348.23 | 25.00 |
| Fixed Rate | 184 | 19,235,347.98 | 4.83 |
| 3/27 6 Mo LIBOR ARM | 55 | 7,014,136.32 | 1.76 |
| 5/25 6 Mo LIBOR ARM | 44 | 6,309,538.66 | 1.58 |
| 5YR IO 3/27 6 Mo LIBOR ARM | 20 | 3,388,651.06 | 0.85 |
| 5YR IO 5/25 6 Mo LIBOR ARM | 18 | 3,085,645.11 | 0.78 |
| 6 Mo LIBOR ARM | 1 | 262,819.81 | 0.07 |
| 5YR IO 6 Mo LIBOR ARM | 1 | 247,000.00 | 0.06 |
| 1/29 6 Mo LIBOR ARM | 2 | 237,102.72 | 0.06 |
| BALLOON 15/30 | 1 | 84,430.26 | 0.02 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Prepayment Term (months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 0 | 643 | 89,843,627.11 | 22.57 |
| 12 | 83 | 12,430,017.78 | 3.12 |
| 24 | 1,665 | 229,195,257.13 | 57.58 |
| 36 | 500 | 66,546,667.13 | 16.72 |
| 60 | 1 | 64,846.90 | 0.02 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

| Prepayment Penalty | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| No Prepayment Penalty | 643 | 89,843,627.11 | 22.57 |
| Prepayment Penalty | 2,249 | 308,236,788.94 | 77.43 |
| **Total** | 2,892 | 398,080,416.05 | 100.00 |

# Group II Mortgage Loans
# As of the Cut-off Date

| | | | | | | |
|---|---|---|---|---|---|---|
| **NUMBER OF LOANS:** | 2,419 | | | | | |
| **TOTAL OUTSTANDING PRINCIPAL BALANCE:** | $398,080,416 | | | | | |
| | | | **Minimum** | | **Maximum** | |
| **AVG ORIGINAL LOAN AMOUNT:** | $164,824.18 | | $20,700.00 | | $660,000.00 | |
| **AVG OUTSTANDING PRINCIPAL BALANCE:** | $164,564.04 | | $20,661.73 | | $657,812.70 | |
| **WAVG CURRENT LOAN RATE:** | 7.467 | % | 5.500 | % | 10.375 | % |
| **ARM CHARACTERISTICS:** | | | | | | |
| **WAVG GROSS MARGIN:** | 5.892 | % | 3.500 | % | 8.500 | % |
| **WAVG MAXIMUM LOAN RATE:** | 13.427 | % | 11.500 | % | 16.250 | % |
| **WAVG MINIMUM LOAN RATE:** | 7.428 | % | 5.500 | % | 10.250 | % |
| **WAVG INITIAL PERIODIC RATE CAP:** | 2.995 | % | 1.000 | % | 3.000 | % |
| **WAVG PERIODIC RATE CAP:** | 1.000 | % | 1.000 | % | 1.000 | % |
| **WAVG MONTHS TO ROLL:** | 22 | months | 3 | months | 58 | months |
| **WEIGHTED AVERAGE ORIGINAL TERM:** | 359 | months | 180 | months | 360 | months |
| **WEIGHTED AVERAGE REMAINING TERM:** | 356 | months | 175 | months | 359 | months |
| **WEIGHTED AVERAGE ORIGINAL LTV:** | 99.17 | % | 95.00 | % | 100.00 | % |
| **WEIGHTED AVERAGE CREDIT SCORE:** | 660 | | 576 | | 819 | |
| **FIRST PAY DATE:** | | | Aug 01, 2003 | | Mar 01, 2004 | |
| **MATURITY DATE:** | | | Oct 01, 2018 | | Feb 01, 2034 | |

| | |
|---|---|
| **TOP LIEN POSITION CONC ($):** | 100.00 % First Lien |
| **TOP PROPERTY STATE CONC ($):** | 14.70 % California, 9.04 % Florida, 7.04 % Georgia |
| **MAXIMUM ZIP CODE CONC ($):** | 0.49 % 11236 |

| Principal Balance ($) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 20,662 - 50,000 | 70 | 2,983,471.80 | 0.75 |
| 50,001 - 100,000 | 634 | 49,658,398.25 | 12.47 |
| 100,001 - 150,000 | 692 | 86,627,223.49 | 21.76 |
| 150,001 - 200,000 | 447 | 77,184,513.21 | 19.39 |
| 200,001 - 250,000 | 182 | 40,737,565.05 | 10.23 |
| 250,001 - 300,000 | 107 | 29,515,469.95 | 7.41 |
| 300,001 - 350,000 | 99 | 32,801,678.97 | 8.24 |
| 350,001 - 400,000 | 91 | 33,831,165.72 | 8.50 |
| 400,001 - 450,000 | 64 | 27,342,454.45 | 6.87 |
| 450,001 - 500,000 | 12 | 5,676,132.20 | 1.43 |
| 500,001 - 550,000 | 13 | 6,911,202.23 | 1.74 |
| 550,001 - 600,000 | 5 | 2,894,966.86 | 0.73 |
| 600,001 - 650,000 | 2 | 1,258,361.16 | 0.32 |
| 650,001 - 657,813 | 1 | 657,812.70 | 0.17 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

| Original Term (months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 180 | 12 | 1,311,682.88 | 0.33 |
| 360 | 2,407 | 396,768,733.16 | 99.67 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

| Remaining Term (months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 175 - 176 | 3 | 176,207.96 | 0.04 |
| 177 - 178 | 9 | 1,135,474.92 | 0.29 |
| 351 - 352 | 1 | 241,925.00 | 0.06 |
| 353 - 354 | 6 | 1,112,439.41 | 0.28 |
| 355 - 356 | 635 | 102,847,212.05 | 25.84 |
| 357 - 358 | 1,760 | 291,737,277.25 | 73.29 |
| 359 - 359 | 5 | 829,879.45 | 0.21 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| Property Type | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Single Family | 1,788 | 271,507,264.42 | 68.20 |
| PUD | 389 | 83,327,138.03 | 20.93 |
| Condominium | 146 | 22,913,854.34 | 5.76 |
| 2 Units | 93 | 19,489,789.36 | 4.90 |
| 3 Units | 3 | 842,369.89 | 0.21 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

| Occupancy Status | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Primary | 2,412 | 396,748,962.77 | 99.67 |
| Second Home | 6 | 1,213,965.26 | 0.30 |
| Non-owner | 1 | 117,488.01 | 0.03 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

| Purpose | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Purchase | 1,961 | 318,332,552.42 | 79.97 |
| Cash Out Refinance | 364 | 65,015,581.70 | 16.33 |
| Rate/Term Refinance | 94 | 14,732,281.92 | 3.70 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

| Original Loan-to-Value Ratio (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 95.00 - 95.00 | 273 | 59,261,601.70 | 14.89 |
| 95.01 - 100.00 | 2,146 | 338,818,814.34 | 85.11 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

| Property State | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Alabama | 23 | 2,408,326.66 | 0.60 |
| Arizona | 42 | 7,842,078.82 | 1.97 |
| Arkansas | 17 | 2,078,853.35 | 0.52 |
| California | 205 | 58,518,444.83 | 14.70 |
| Colorado | 33 | 6,571,538.92 | 1.65 |
| Connecticut | 19 | 3,516,438.35 | 0.88 |
| Delaware | 1 | 87,830.48 | 0.02 |
| District of Columbia | 3 | 866,344.71 | 0.22 |
| Florida | 234 | 35,970,814.09 | 9.04 |
| Georgia | 164 | 28,015,352.72 | 7.04 |
| Idaho | 8 | 825,423.69 | 0.21 |
| Illinois | 133 | 21,332,545.43 | 5.36 |
| Indiana | 59 | 5,288,107.91 | 1.33 |
| Iowa | 25 | 1,970,929.09 | 0.50 |
| Kansas | 28 | 2,886,038.64 | 0.72 |
| Kentucky | 40 | 5,080,774.52 | 1.28 |
| Louisiana | 11 | 1,055,841.33 | 0.27 |
| Maine | 6 | 677,575.02 | 0.17 |
| Maryland | 36 | 7,517,630.52 | 1.89 |
| Massachusetts | 50 | 10,069,085.55 | 2.53 |
| Michigan | 156 | 21,542,112.64 | 5.41 |
| Minnesota | 37 | 7,019,275.39 | 1.76 |
| Missouri | 50 | 6,586,436.23 | 1.65 |
| Nebraska | 15 | 1,597,043.56 | 0.40 |
| Nevada | 36 | 6,960,741.61 | 1.75 |
| New Hampshire | 18 | 3,151,342.94 | 0.79 |
| New Jersey | 39 | 7,626,162.25 | 1.92 |
| New Mexico | 6 | 947,241.68 | 0.24 |
| New York | 119 | 25,477,362.44 | 6.40 |
| North Carolina | 133 | 20,852,441.96 | 5.24 |
| Ohio | 178 | 20,739,573.31 | 5.21 |
| Oklahoma | 8 | 697,991.02 | 0.18 |
| Oregon | 54 | 9,802,797.41 | 2.46 |
| Pennsylvania | 52 | 5,600,064.57 | 1.41 |
| Rhode Island | 6 | 1,048,149.99 | 0.26 |
| South Carolina | 60 | 7,866,152.08 | 1.98 |
| South Dakota | 3 | 399,671.87 | 0.10 |
| Tennessee | 38 | 3,712,206.32 | 0.93 |
| Texas | 138 | 19,873,641.45 | 4.99 |

*Continued on the following page.*

*The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein. The information contained herein will be superseded by the description of the Mortgage Loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.*

| Property State (cont.) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Utah | 28 | 4,316,326.56 | 1.08 |
| Vermont | 2 | 716,479.29 | 0.18 |
| Virginia | 28 | 5,962,320.55 | 1.50 |
| Washington | 42 | 8,592,295.63 | 2.16 |
| Wisconsin | 34 | 4,129,691.39 | 1.04 |
| Wyoming | 2 | 282,919.27 | 0.07 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

| Documentation Level | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| Full Documentation | 2,305 | 375,623,236.98 | 94.36 |
| No Income Verification | 49 | 10,984,643.23 | 2.76 |
| Limited Income Verification | 60 | 10,603,344.56 | 2.66 |
| No Do | 5 | 869,191.27 | 0.22 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

| Credit Score | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 576 - 600 | 30 | 4,315,019.36 | 1.08 |
| 601 - 650 | 1,249 | 187,265,672.79 | 47.04 |
| 651 - 700 | 794 | 136,424,047.22 | 34.27 |
| 701 - 750 | 251 | 49,477,670.30 | 12.43 |
| 751 - 800 | 92 | 19,662,367.76 | 4.94 |
| 801 - 819 | 3 | 935,638.61 | 0.24 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

| Current Loan Rate (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 5.500 - 6.000 | 32 | 7,528,342.52 | 1.89 |
| 6.001 - 7.000 | 616 | 124,855,855.19 | 31.36 |
| 7.001 - 8.000 | 1,147 | 183,240,435.56 | 46.03 |
| 8.001 - 9.000 | 550 | 75,062,196.23 | 18.86 |
| 9.001 - 10.000 | 71 | 7,127,165.39 | 1.79 |
| 10.001 - 10.375 | 3 | 266,421.15 | 0.07 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

| Gross Margin (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 3.500 - 4.000 | 3 | 611,975.94 | 0.16 |
| 4.001 - 5.000 | 103 | 25,157,497.13 | 6.65 |
| 5.001 - 6.000 | 1,123 | 210,270,971.71 | 55.59 |
| 6.001 - 7.000 | 938 | 133,529,062.84 | 35.30 |
| 7.001 - 8.000 | 85 | 8,437,055.46 | 2.23 |
| 8.001 - 8.500 | 3 | 213,532.93 | 0.06 |
| **Total** | 2,255 | 378,220,096.01 | 100.00 |

| Maximum Loan Rate (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 11.500 - 12.000 | 32 | 7,528,342.52 | 1.99 |
| 12.001 - 13.000 | 610 | 123,508,317.90 | 32.66 |
| 13.001 - 14.000 | 1,093 | 175,517,902.64 | 46.41 |
| 14.001 - 15.000 | 478 | 66,897,789.79 | 17.69 |
| 15.001 - 16.000 | 41 | 4,649,393.55 | 1.23 |
| 16.001 - 16.250 | 1 | 118,349.61 | 0.03 |
| **Total** | 2,255 | 378,220,096.01 | 100.00 |

| Minimum Loan Rate (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 5.500 - 6.000 | 32 | 7,528,342.52 | 1.99 |
| 6.001 - 7.000 | 610 | 123,508,317.90 | 32.66 |
| 7.001 - 8.000 | 1,093 | 175,517,902.64 | 46.41 |
| 8.001 - 9.000 | 478 | 66,897,789.79 | 17.69 |
| 9.001 - 10.000 | 41 | 4,649,393.55 | 1.23 |
| 10.001 - 10.250 | 1 | 118,349.61 | 0.03 |
| **Total** | 2,255 | 378,220,096.01 | 100.00 |

| Next Adjustment Date (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 06/01/04 | 2 | 457,845.56 | 0.12 |
| 07/01/04 | 1 | 351,729.56 | 0.09 |
| 11/01/04 | 1 | 383,656.97 | 0.10 |
| 07/01/05 | 1 | 241,925.00 | 0.06 |
| 09/01/05 | 5 | 745,108.42 | 0.20 |
| 10/01/05 | 65 | 10,100,200.04 | 2.67 |
| 11/01/05 | 483 | 80,245,773.68 | 21.22 |
| 12/01/05 | 764 | 125,839,012.69 | 33.27 |
| 01/01/06 | 801 | 135,530,622.52 | 35.83 |
| 01/02/06 | 1 | 48,960.81 | 0.01 |
| 01/04/06 | 1 | 129,780.94 | 0.03 |
| 02/01/06 | 3 | 651,137.70 | 0.17 |
| 09/01/06 | 1 | 367,330.99 | 0.10 |
| 10/01/06 | 3 | 534,018.08 | 0.14 |
| 11/01/06 | 17 | 3,327,862.54 | 0.88 |
| 12/01/06 | 22 | 3,338,379.08 | 0.88 |
| 01/01/07 | 30 | 5,726,776.97 | 1.51 |
| 10/01/08 | 3 | 339,210.98 | 0.09 |
| 11/01/08 | 15 | 2,209,706.24 | 0.58 |
| 12/01/08 | 22 | 4,583,047.56 | 1.21 |
| 01/01/09 | 14 | 3,068,009.68 | 0.81 |
| **Total** | 2,255 | 378,220,096.01 | 100.00 |

| Initial Periodic Rate Cap (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.000 | 3 | 809,575.12 | 0.21 |
| 2.000 | 1 | 383,656.97 | 0.10 |
| 3.000 | 2,251 | 377,026,863.92 | 99.68 |
| **Total** | 2,255 | 378,220,096.01 | 100.00 |

| Periodic Rate Cap (%) (ARMs Only) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 1.000 | 2,255 | 378,220,096.01 | 100.00 |
| **Total** | 2,255 | 378,220,096.01 | 100.00 |

| Product | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 2/28 6 Mo LIBOR ARM | 1,524 | 229,548,016.00 | 57.66 |
| 5YR IO 2/28 6 Mo LIBOR ARM | 600 | 123,984,505.80 | 31.15 |
| Fixed Rate | 164 | 19,860,320.03 | 4.99 |
| 3/27 6 Mo LIBOR ARM | 49 | 8,089,453.25 | 2.03 |
| 5YR IO 5/25 6 Mo LIBOR ARM | 23 | 5,232,135.96 | 1.31 |
| 5YR IO 3/27 6 Mo LIBOR ARM | 24 | 5,204,914.41 | 1.31 |
| 5/25 6 Mo LIBOR ARM | 31 | 4,967,838.50 | 1.25 |
| 6 Mo LIBOR ARM | 3 | 809,575.12 | 0.20 |
| 1/29 6 Mo LIBOR ARM | 1 | 383,656.97 | 0.10 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

| Prepayment Term (months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| 0 | 520 | 93,986,390.61 | 23.61 |
| 12 | 105 | 21,699,636.82 | 5.45 |
| 24 | 1,349 | 214,026,733.40 | 53.76 |
| 36 | 445 | 68,367,655.21 | 17.17 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

| Prepayment Penalty | Number of Mortgage Loans | Principal Balance Outstanding as of the Cut-off Date | % of Aggregate Principal Balance Outstanding as of the Cut-off Date |
|---|---|---|---|
| No Prepayment Penalty | 520 | 93,986,390.61 | 23.61 |
| Prepayment Penalty | 1,899 | 304,094,025.43 | 76.39 |
| **Total** | 2,419 | 398,080,416.04 | 100.00 |

# Rating Agency Contacts

| Primary Contact | Phone and Email |
|---|---|
| **S&P**<br>Mona Solar | (212) 438-2668<br>Mona_solar@sandp.com |
| **Moody's**<br>Karin Kellner | (212) 553-7191<br>Karin.kellner@moodys.com |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Z_FFML04FH1_MKT2 - Price/Yield - M8

| | | | |
|---|---|---|---|
| Balance | $11,146,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| Price | | |
| WAL | 10.90 | 11.30 |
| Mod Durn | 8.07 | 7.48 |
| Principal Writedown | 4,631.96 (0.04%) | 7,756.86 (0.07%) |
| Total Collat Loss | 99,594,152.69 (12.51%) | 82,892,850.12 (10.41%) |
| Total Collat Liquidation | 165,437,464.39 (20.78%) | 137,742,278.84 (17.30%) |
| LIBOR | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed |
| Default | 7.982 CDR | 6.455 CDR |
| Loss Severity | 60% | 60% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 6 | 6 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

## _FFML04FH1_MKT2 - Price/Yield - M9

| | | | |
|---|---|---|---|
| Balance | $9,554,000.00 | Delay | 0 |
| Settle | 3/30/2004 | Dated | 3/30/2004 |
| | | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| Price | | |
| WAL | 11.41 | 11.84 |
| Mod Durn | 7.46 | 6.86 |
| Principal Writedown | 4,878.43 (0.05%) | 2,198.04 (0.02%) |
| Total Collat Loss | 88,438,016.59 (11.11%) | 72,634,939.57 (9.12%) |
| Total Collat Liquidation | 146,903,925.31 (18.45%) | 120,696,039.64 (15.16%) |
| LIBOR | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed |
| Default | 6.959 CDR | 5.564 CDR |
| Loss Severity | 60% | 60% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 6 | 6 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - Price/Yield - B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| Price | | |
| WAL | 11.77 | 12.16 |
| Mod Durn | 7.38 | 6.81 |
| Principal Writedown | 15,598.78 (0.17%) | 20,272.79 (0.22%) |
| Total Collat Loss | 79,507,185.39 (9.99%) | 65,267,024.79 (8.20%) |
| Total Collat Liquidation | 132,067,535.30 (16.59%) | 108,452,380.03 (13.62%) |
| LIBOR | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed |
| Default | 6.1666 CDR | 4.9418 CDR |
| Loss Severity | 60% | 60% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 6 | 6 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Z_FFML04FH1_MKT2 - Price/Yield - M4

**Delaration Breakeven Analysis**

| | | | |
|---|---|---|---|
| Balance | $13,933,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 10.09 | 10.39 | 4.71 | 4.78 |
| Mod Durn | 7.95 | 7.37 | 4.29 | 4.12 |
| Principal Writedown | 6,815.07 (0.05%) | 13,182.62 (0.09%) | 8,329.60 (0.06%) | 3,181.58 (0.02%) |
| Total Collat Loss | 150,845,022.53 (18.95%) | 133,763,174.44 (16.80%) | 111,721,760.39 (14.03%) | 98,863,452.94 (12.42%) |
| Total Collat Liquidation | 187,931,175.43 (23.60%) | 166,706,350.65 (20.94%) | 139,196,255.67 (17.48%) | 123,192,088.92 (15.47%) |
| | | | | |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 200 PricingSpeed | 200 PricingSpeed |
| Default | 9.276 CDR | 8.039 CDR | 11.958 CDR | 10.481 CDR |
| Loss Severity | 80% | 80% | 80% | 80% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 | 6 |
| Delinq Trigger | Fail | Fail | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - Price/Yield - M6

**Delaration Breakeven Analysis**

| | | | |
|---|---|---|---|
| Balance | $11,942,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 10.83 | 11.14 | 5.00 | 5.07 |
| Mod Durn | 8.19 | 7.56 | 4.47 | 4.28 |
| Principal Writedown | 4,028.06 (0.03%) | 8,122.87 (0.07%) | 7,488.70 (0.06%) | 4,926.86 (0.04%) |
| Total Collat Loss | 125,866,539.23 (15.81%) | 108,510,643.31 (13.63%) | 85,935,211.51 (10.79%) | 72,867,580.31 (9.15%) |
| Total Collat Liquidation | 156,808,350.10 (19.70%) | 135,233,293.71 (16.99%) | 107,068,388.85 (13.45%) | 90,799,684.83 (11.40%) |
| | | | | |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 200 PricingSpeed | 200 PricingSpeed |
| Default | 7.501 CDR | 6.322 CDR | 9.027 CDR | 7.582 CDR |
| Loss Severity | 80% | 80% | 80% | 80% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 | 6 |
| Delinq Trigger | Fail | Fail | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - Price/Yield - M8

**Delaration Breakeven Analysis**

| | | | |
|---|---|---|---|
| Balance | $11,146,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 11.38 | 11.70 | 5.20 | 5.28 |
| Mod Durn | 8.31 | 7.63 | 4.57 | 4.37 |
| Principal Writedown | 5,231.81 (0.05%) | 11,995.26 (0.11%) | 3,354.57 (0.03%) | 267.90 (0.00%) |
| Total Collat Loss | 102,755,293.32 (12.91%) | 85,265,037.96 (10.71%) | 62,687,174.25 (7.87%) | 49,512,414.59 (6.22%) |
| Total Collat Liquidation | 128,012,997.87 (16.08%) | 106,261,853.76 (13.35%) | 78,103,229.28 (9.81%) | 61,697,358.13 (7.75%) |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 200 PricingSpeed | 200 PricingSpeed |
| Default | 5.954 CDR | 4.832 CDR | 6.477 CDR | 5.068 CDR |
| Loss Severity | 80% | 80% | 80% | 80% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 | 6 |
| Delinq Trigger | Fail | Fail | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - Price/Yield - M9

**Delaration Breakeven Analysis**

| | | | |
|---|---|---|---|
| Balance | $9,554,000.00 | Delay | 0 |
| Settle | 3/30/2004 | Dated | 3/30/2004 |
| | | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 11.85 | 12.21 | 5.39 | 5.49 |
| Mod Durn | 7.62 | 6.97 | 4.39 | 4.19 |
| Principal Writedown | 2,724.00 (0.03%) | 14,989.44 (0.16%) | 1,171.20 (0.01%) | 8,952.12 (0.09%) |
| Total Collat Loss | 91,068,146.49 (11.44%) | 74,692,690.97 (9.38%) | 52,576,220.48 (6.60%) | 39,526,545.97 (4.96%) |
| Total Collat Liquidation | 113,451,835.01 (14.25%) | 93,085,489.28 (11.69%) | 65,505,791.83 (8.23%) | 49,254,093.40 (6.19%) |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 200 PricingSpeed | 200 PricingSpeed |
| Default | 5.204 CDR | 4.181 CDR | 5.394 CDR | 4.018 CDR |
| Loss Severity | 80% | 80% | 80% | 80% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 | 6 |
| Delinq Trigger | Fail | Fail | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Z_FFML04FH1_MKT2 - Price/Yield - M8

| | | | |
|---|---|---|---|
| Balance | $11,146,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| Price | | |
| WAL | 10.90 | 11.30 |
| Mod Durn | 8.07 | 7.48 |
| Principal Writedown | 4,631.96 (0.04%) | 7,756.86 (0.07%) |
| Total Collat Loss | 99,594,152.69 (12.51%) | 82,892,850.12 (10.41%) |
| Total Collat Liquidation | 165,437,464.39 (20.78%) | 137,742,278.84 (17.30%) |
| | | |
| LIBOR | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed |
| Default | 7.982 CDR | 6.455 CDR |
| Loss Severity | 60% | 60% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 6 | 6 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - Price/Yield - M9

| | | | |
|---|---|---|---|
| Balance | $9,554,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| Price | | |
| WAL | 11.41 | 11.84 |
| Mod Durn | 7.46 | 6.86 |
| Principal Writedown | 4,878.43 (0.05%) | 2,198.04 (0.02%) |
| Total Collat Loss | 88,438,016.59 (11.11%) | 72,634,939.57 (9.12%) |
| Total Collat Liquidation | 146,903,925.31 (18.45%) | 120,696,039.64 (15.16%) |
| LIBOR | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed |
| Default | 6.959 CDR | 5.564 CDR |
| Loss Severity | 60% | 60% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 6 | 6 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - Price/Yield - B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| Settle | 3/30/2004 | Dated | 3/30/2004 |
| | | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| Price | | |
| WAL | 11.77 | 12.16 |
| Mod Durn | 7.38 | 6.81 |
| Principal Writedown | 15,598.78 (0.17%) | 20,272.79 (0.22%) |
| Total Collat Loss | 79,507,185.39 (9.99%) | 65,267,024.79 (8.20%) |
| Total Collat Liquidation | 132,067,535.30 (16.59%) | 108,452,380.03 (13.62%) |
| LIBOR | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed |
| Default | 6.1666 CDR | 4.9418 CDR |
| Loss Severity | 60% | 60% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 6 | 6 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Z_FFML04FH1_MKT2 - Price/Yield - B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 12.09 | 12.40 |
| Mod Durn | 7.49 | 6.86 |
| Principal Writedown | 8,424.72 (0.09%) | 36,564.89 (0.40%) |
| Total Collat Loss | 68,182,475.35 (8.56%) | 57,446,728.44 (7.22%) |
| Total Collat Liquidation | 112,872,049.79 (14.18%) | 95,178,871.20 (11.95%) |
| | | |
| LIBOR | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed |
| Default | 5.194 CDR | 4.297 CDR |
| Loss Severity | 60% | 60% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 12 | 12 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

## Z_FFML04FH1_MKT2 - Price/Yield - B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| LIBOR | Forward | Forward | Forward | Forward + 200bps | Forward + 200bps | Forward + 200bps | Flat |
|---|---|---|---|---|---|---|---|
| Prepay | 75 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 75 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 100 PricingSpeed |
| Default | 75 *cpim_cdr_crv | 75 *cpim_cdr_crv | 75 *cpim_cdr_crv | 75 *cpim_cdr_crv | 75 *cpim_cdr_crv | 75 *cpim_cdr_crv | 0 *cpim_cdr_crv |
| Loss Severity | 60% | 60% | 60% | 60% | 60% | 60% | 0% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 0% |
| Liquidation Lag | 12 | 12 | 12 | 12 | 12 | 12 | 0 |
| Delinq | 100% | 100% | 100% | 100% | 100% | 100% | 0% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |
| Price | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
| 87-15 | 559 | 593 | 662 | 572 | 607 | 675 | 715 |
| 87-16 | 559 | 593 | 662 | 572 | 606 | 675 | 714 |
| 87-17 | 558 | 592 | 661 | 571 | 606 | 674 | 713 |
| 87-18 | 558 | 592 | 660 | 571 | 605 | 673 | 713 |
| 87-19 | 558 | 591 | 660 | 570 | 604 | 673 | 712 |
| 87-20 | 557 | 591 | 659 | 570 | 604 | 672 | 711 |
| 87-21 | 557 | 590 | 658 | 569 | 603 | 671 | 710 |
| 87-22 | 556 | 590 | 658 | 569 | 603 | 670 | 709 |
| 87-23 | 556 | 589 | 657 | 568 | 602 | 670 | 708 |
| 87-24 | 555 | 589 | 656 | 568 | 602 | 669 | 707 |
| 87-25 | 555 | 588 | 656 | 567 | 601 | 668 | 706 |
| 87-26 | 555 | 588 | 655 | 567 | 601 | 667 | 705 |
| 87-27 | 554 | 587 | 654 | 566 | 600 | 667 | 704 |
| 87-28 | 554 | 587 | 654 | 566 | 599 | 666 | 703 |
| 87-29 | 553 | 586 | 653 | 565 | 599 | 665 | 702 |
| 87-30 | 553 | 586 | 652 | 565 | 598 | 665 | 701 |
| 87-31 | 552 | 585 | 652 | 564 | 598 | 664 | 700 |
| 88-00 | 552 | 585 | 651 | 564 | 597 | 663 | 699 |
| 88-01 | 552 | 584 | 650 | 563 | 597 | 662 | 698 |
| 88-02 | 551 | 584 | 650 | 563 | 596 | 662 | 697 |
| 88-03 | 551 | 583 | 649 | 562 | 596 | 661 | 696 |
| 88-04 | 550 | 583 | 648 | 562 | 595 | 660 | 695 |
| 88-05 | 550 | 582 | 648 | 561 | 594 | 660 | 694 |
| 88-06 | 549 | 582 | 647 | 561 | 594 | 659 | 693 |
| 88-07 | 549 | 581 | 646 | 561 | 593 | 658 | 692 |
| 88-08 | 549 | 581 | 645 | 560 | 593 | 657 | 691 |
| 88-09 | 548 | 580 | 645 | 560 | 592 | 657 | 690 |
| 88-10 | 548 | 580 | 644 | 559 | 592 | 656 | 689 |
| 88-11 | 547 | 579 | 643 | 559 | 591 | 655 | 688 |
| 88-12 | 547 | 579 | 643 | 558 | 591 | 654 | 687 |
| 88-13 | 546 | 578 | 642 | 558 | 590 | 654 | 686 |
| 88-14 | 546 | 578 | 641 | 557 | 590 | 653 | 685 |
| 88-15 | 546 | 577 | 641 | 557 | 589 | 652 | 684 |
| WAL | 13.58 | 10.13 | 6.48 | 13.64 | 10.17 | 6.49 | 4.02 |
| Mod Durn | 8.09 | 6.85 | 5.04 | 7.21 | 6.23 | 4.71 | 3.51 |
| Principal Writedown | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) |
| Collat Loss | 41,680,577.68 (5.24%) | 33,277,537.31 (4.18%) | 22,929,095.20 (2.88%) | 41,766,877.16 (5.25%) | 33,318,936.01 (4.18%) | 22,941,448.36 (2.88%) | 0.00 (0.00%) |
| Collat Liquidation | 68,987,921.72 (8.67%) | 55,105,305.32 (6.92%) | 37,976,184.53 (4.77%) | 69,206,384.86 (8.69%) | 55,226,926.53 (6.94%) | 38,025,008.44 (4.78%) | 0.00 (0.00%) |

## Z_FFML04FH1_MKT2 - Price/Yield - B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| LIBOR | Forward | Forward | Forward | Forward + 200bps | Forward + 200bps | Forward + 200bps | Flat |
|---|---|---|---|---|---|---|---|
| Prepay | 75 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 75 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 100 PricingSpeed |
| Default | 100 *cpim_cdr_crv | 100 *cpim_cdr_crv | 100 *cpim_cdr_crv | 100 *cpim_cdr_crv | 100 *cpim_cdr_crv | 100 *cpim_cdr_crv | 0 *cpim_cdr_crv |
| Loss Severity | 60% | 60% | 60% | 60% | 60% | 60% | 0% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 0% |
| Liquidation Lag | 12 | 12 | 12 | 12 | 12 | 12 | 0 |
| Delinq | 100% | 100% | 100% | 100% | 100% | 100% | 0% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |
| Price | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
| 87-15 | 562 | 595 | 657 | 574 | 609 | 667 | 715 |
| 87-16 | 561 | 595 | 656 | 574 | 608 | 666 | 714 |
| 87-17 | 561 | 594 | 656 | 573 | 608 | 666 | 713 |
| 87-18 | 560 | 594 | 655 | 573 | 607 | 665 | 713 |
| 87-19 | 560 | 593 | 654 | 572 | 606 | 664 | 712 |
| 87-20 | 559 | 593 | 654 | 572 | 606 | 664 | 711 |
| 87-21 | 559 | 592 | 653 | 571 | 605 | 663 | 710 |
| 87-22 | 559 | 592 | 652 | 571 | 605 | 662 | 709 |
| 87-23 | 558 | 591 | 652 | 570 | 604 | 662 | 708 |
| 87-24 | 558 | 591 | 651 | 570 | 604 | 661 | 707 |
| 87-25 | 557 | 590 | 651 | 569 | 603 | 660 | 706 |
| 87-26 | 557 | 590 | 650 | 569 | 603 | 659 | 705 |
| 87-27 | 556 | 589 | 649 | 568 | 602 | 659 | 704 |
| 87-28 | 556 | 589 | 649 | 568 | 601 | 658 | 703 |
| 87-29 | 555 | 588 | 648 | 567 | 601 | 657 | 702 |
| 87-30 | 555 | 588 | 647 | 567 | 600 | 657 | 701 |
| 87-31 | 555 | 587 | 647 | 566 | 600 | 656 | 700 |
| 88-00 | 554 | 587 | 646 | 566 | 599 | 655 | 699 |
| 88-01 | 554 | 586 | 645 | 566 | 599 | 655 | 698 |
| 88-02 | 553 | 586 | 645 | 565 | 598 | 654 | 697 |
| 88-03 | 553 | 585 | 644 | 565 | 597 | 653 | 696 |
| 88-04 | 552 | 585 | 643 | 564 | 597 | 653 | 695 |
| 88-05 | 552 | 584 | 643 | 564 | 596 | 652 | 694 |
| 88-06 | 552 | 584 | 642 | 563 | 596 | 651 | 693 |
| 88-07 | 551 | 583 | 642 | 563 | 595 | 651 | 692 |
| 88-08 | 551 | 583 | 641 | 562 | 595 | 650 | 691 |
| 88-09 | 550 | 582 | 640 | 562 | 594 | 649 | 690 |
| 88-10 | 550 | 582 | 640 | 561 | 594 | 649 | 689 |
| 88-11 | 549 | 581 | 639 | 561 | 593 | 648 | 688 |
| 88-12 | 549 | 581 | 638 | 560 | 592 | 647 | 687 |
| 88-13 | 549 | 580 | 638 | 560 | 592 | 647 | 686 |
| 88-14 | 548 | 580 | 637 | 559 | 591 | 646 | 685 |
| 88-15 | 548 | 579 | 636 | 559 | 591 | 645 | 684 |
| WAL | 13.32 | 9.98 | 7.02 | 13.38 | 10.01 | 7.22 | 4.02 |
| Mod Durn | 8.01 | 6.78 | 5.34 | 7.15 | 6.17 | 5.07 | 3.51 |
| Principal Writedown | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) |
| Collat Loss | 54,524,962.85 (6.85%) | 43,714,258.98 (5.49%) | 30,276,519.95 (3.80%) | 54,633,902.11 (6.86%) | 43,767,055.00 (5.50%) | 30,292,461.97 (3.80%) | 0.00 (0.00%) |
| Collat Liquidation | 90,251,894.03 (11.34%) | 72,389,103.57 (9.09%) | 50,145,397.60 (6.30%) | 90,530,156.05 (11.37%) | 72,545,607.90 (9.11%) | 50,208,957.89 (6.31%) | 0.00 (0.00%) |

## Z_FFML04FH1_MKT2 - Price/Yield - B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| LIBOR | Forward | Forward | Forward | Forward + 200bps | Forward + 200bps | Forward + 200bps | Flat |
|---|---|---|---|---|---|---|---|
| Prepay | 75 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 75 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 100 PricingSpeed |
| Default | 150 *cpim_cdr_crv | 150 *cpim_cdr_crv | 150 *cpim_cdr_crv | 150 *cpim_cdr_crv | 150 *cpim_cdr_crv | 150 *cpim_cdr_crv | 0 *cpim_cdr_crv |
| Loss Severity | 60% | 60% | 60% | 60% | 60% | 60% | 0% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 0% |
| Liquidation Lag | 12 | 12 | 12 | 12 | 12 | 12 | 0 |
| Delinq | 100% | 100% | 100% | 100% | 100% | 100% | 0% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |
| Price | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
| 87-15 | 557 | 89 | -787 | 316 | -1,258 | -5,260 | 715 |
| 87-16 | 557 | 89 | -787 | 316 | -1,259 | -5,262 | 714 |
| 87-17 | 556 | 89 | -788 | 315 | -1,259 | -5,263 | 713 |
| 87-18 | 556 | 88 | -788 | 315 | -1,260 | -5,265 | 713 |
| 87-19 | 556 | 88 | -789 | 315 | -1,260 | -5,266 | 712 |
| 87-20 | 555 | 87 | -789 | 314 | -1,261 | -5,267 | 711 |
| 87-21 | 555 | 87 | -790 | 314 | -1,261 | -5,269 | 710 |
| 87-22 | 554 | 86 | -790 | 313 | -1,262 | -5,270 | 709 |
| 87-23 | 554 | 86 | -791 | 313 | -1,262 | -5,271 | 708 |
| 87-24 | 553 | 85 | -791 | 312 | -1,263 | -5,273 | 707 |
| 87-25 | 553 | 85 | -792 | 312 | -1,263 | -5,274 | 706 |
| 87-26 | 553 | 85 | -793 | 312 | -1,264 | -5,275 | 705 |
| 87-27 | 552 | 84 | -793 | 311 | -1,264 | -5,277 | 704 |
| 87-28 | 552 | 84 | -794 | 311 | -1,265 | -5,278 | 703 |
| 87-29 | 551 | 83 | -794 | 310 | -1,265 | -5,279 | 702 |
| 87-30 | 551 | 83 | -795 | 310 | -1,266 | -5,281 | 701 |
| 87-31 | 550 | 82 | -795 | 309 | -1,266 | -5,282 | 700 |
| 88-00 | 550 | 82 | -796 | 309 | -1,267 | -5,283 | 699 |
| 88-01 | 550 | 81 | -796 | 309 | -1,267 | -5,285 | 698 |
| 88-02 | 549 | 81 | -797 | 308 | -1,268 | -5,286 | 697 |
| 88-03 | 549 | 81 | -797 | 308 | -1,268 | -5,287 | 696 |
| 88-04 | 548 | 80 | -798 | 307 | -1,268 | -5,289 | 695 |
| 88-05 | 548 | 80 | -798 | 307 | -1,269 | -5,290 | 694 |
| 88-06 | 548 | 79 | -799 | 306 | -1,269 | -5,291 | 693 |
| 88-07 | 547 | 79 | -799 | 306 | -1,270 | -5,293 | 692 |
| 88-08 | 547 | 78 | -800 | 305 | -1,270 | -5,294 | 691 |
| 88-09 | 546 | 78 | -801 | 305 | -1,271 | -5,295 | 690 |
| 88-10 | 546 | 77 | -801 | 305 | -1,271 | -5,297 | 689 |
| 88-11 | 545 | 77 | -802 | 304 | -1,272 | -5,298 | 688 |
| 88-12 | 545 | 77 | -802 | 304 | -1,272 | -5,299 | 687 |
| 88-13 | 545 | 76 | -803 | 303 | -1,273 | -5,301 | 686 |
| 88-14 | 544 | 76 | -803 | 303 | -1,273 | -5,302 | 685 |
| 88-15 | 544 | 75 | -804 | 302 | -1,274 | -5,303 | 684 |
| WAL | 13.91 | 10.33 | 5.86 | 11.39 | 5.84 | 3.46 | 4.02 |
| Mod Dum | 8.26 | 8.10 | 6.95 | 8.23 | 8.17 | 3.27 | 3.51 |
| Principal Writedown | 0.00 (0.00%) | 4,639,931.83 (50.68%) | 7,061,470.93 (77.12%) | 0.00 (0.00%) | 8,881,357.04 (97.00%) | 9,156,000.00 (100.00%) | 0.00 (0.00%) |
| Collat Loss | 78,779,107.28 (9.89%) | 63,670,725.30 (8.00%) | 44,547,539.28 (5.60%) | 78,925,646.50 (9.91%) | 63,743,178.35 (8.01%) | 44,569,933.81 (5.60%) | 0.00 (0.00%) |
| Collat Liquidation | 130,410,191.20 (16.38%) | 105,439,724.19 (13.24%) | 73,781,924.19 (9.27%) | 130,791,440.82 (16.43%) | 105,658,475.69 (13.27%) | 73,872,813.27 (9.28%) | 0.00 (0.00%) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Z_FFML04FH1_MKT - Price/Yield - M8
## Chotin Analysis

| | | | |
|---|---|---|---|
| Balance | $11,146,000.00 | Delay | 0 |
| Settle | 3/30/2004 | Dated | 3/30/2004 |
| | | First Payment | 4/25/2004 |

| | | | |
|---|---|---|---|
| WAL | 10.20 | 10.53 | 10.99 |
| Mod Durn | 8.72 | 7.89 | 7.35 |
| Principal Writedown | 2,364.15 (0.02%) | 642.28 (0.01%) | 3,061.87 (0.03%) |
| Total Collat Loss | 107,771,504.69 (13.54%) | 97,133,159.10 (12.20%) | 81,058,768.87 (10.18%) |
| Total Collat Liquidation | 214,670,316.55 (26.96%) | 193,622,902.05 (24.32%) | 161,634,749.20 (20.30%) |
| LIBOR | Flat | Forward | Forward + 200 |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed |
| Default | 10.936 CDR | 9.613 CDR | 7.755 CDR |
| Loss Severity | 50% | 50% | 50% |
| Servicer Advances | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 |
| Delinq Trigger | Fail | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## First Franklin 2004-FFH1
### 1'st Dollar Loss

Severity 50%

| Bond Name | Rating | Collat Loss |
|---|---|---|
| Class A-4 | AAA | 21.95% |
| Class M-1 | AA+ | 18.94% |
| Class M-2 | AA | 16.31% |
| Class M-3 | AA- | 14.39% |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Z_FFML04FH1_MKT2 - Price/Yield - B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 11.46 | 11.86 |
| Mod Durn | 7.59 | 7.07 |
| Principal Writedown | 2,270.24 (0.02%) | 20,840.19 (0.23%) |
| Total Collat Loss | 65,028,159.48 (8.17%) | 54,952,079.63 (6.90%) |
| Total Collat Liquidation | 161,487,980.19 (20.28%) | 136,573,951.66 (17.15%) |
| LIBOR | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed |
| Default | 7.791 CDR | 6.414 CDR |
| Loss Severity | 40% | 40% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 12 | 12 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

## Z_FFML04FH1_MKT2 - [ Cambridge Analysis ] - Class B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| LIBOR | Forward | Forward | Forward | Forward + 200bps | Forward + 200bps | Forward + 200bps | Flat |
|---|---|---|---|---|---|---|---|
| Prepay | 75 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 75 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 100 PricingSpeed |
| Default | 75 *cpim_cdr_crv | 75 *cpim_cdr_crv | 75 *cpim_cdr_crv | 75 *cpim_cdr_crv | 75 *cpim_cdr_crv | 75 *cpim_cdr_crv | 0 *cpim_cdr_crv |
| Loss Severity | 40% | 40% | 40% | 40% | 40% | 40% | 0% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 0% |
| Liquidation Lag | 12 | 12 | 12 | 12 | 12 | 12 | 0 |
| Delinq Trigger | Fail | Fail | Fail | Fail | Fail | Fail | Pass |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |
| Price | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
| 87-15 | 559 | 593 | 664 | 572 | 607 | 677 | 715 |
| 87-16 | 559 | 593 | 663 | 572 | 606 | 676 | 714 |
| 87-17 | 558 | 592 | 663 | 571 | 606 | 676 | 713 |
| 87-18 | 558 | 592 | 662 | 571 | 605 | 675 | 713 |
| 87-19 | 558 | 591 | 661 | 570 | 604 | 674 | 712 |
| 87-20 | 557 | 591 | 660 | 570 | 604 | 673 | 711 |
| 87-21 | 557 | 590 | 660 | 569 | 603 | 673 | 710 |
| 87-22 | 556 | 590 | 659 | 569 | 603 | 672 | 709 |
| 87-23 | 556 | 589 | 658 | 568 | 602 | 671 | 708 |
| 87-24 | 555 | 589 | 658 | 568 | 602 | 671 | 707 |
| 87-25 | 555 | 588 | 657 | 567 | 601 | 670 | 706 |
| 87-26 | 555 | 588 | 656 | 567 | 601 | 669 | 705 |
| 87-27 | 554 | 587 | 656 | 566 | 600 | 668 | 704 |
| 87-28 | 554 | 587 | 655 | 566 | 599 | 668 | 703 |
| 87-29 | 553 | 586 | 654 | 565 | 599 | 667 | 702 |
| 87-30 | 553 | 586 | 654 | 565 | 598 | 666 | 701 |
| 87-31 | 552 | 585 | 653 | 564 | 598 | 665 | 700 |
| 88-00 | 552 | 585 | 652 | 564 | 597 | 665 | 699 |
| 88-01 | 552 | 584 | 652 | 563 | 597 | 664 | 698 |
| 88-02 | 551 | 584 | 651 | 563 | 596 | 663 | 697 |
| 88-03 | 551 | 583 | 650 | 562 | 596 | 663 | 696 |
| 88-04 | 550 | 583 | 649 | 562 | 595 | 662 | 695 |
| 88-05 | 550 | 582 | 649 | 561 | 594 | 661 | 694 |
| 88-06 | 549 | 582 | 648 | 561 | 594 | 660 | 693 |
| 88-07 | 549 | 581 | 647 | 561 | 593 | 660 | 692 |
| 88-08 | 549 | 581 | 647 | 560 | 593 | 659 | 691 |
| 88-09 | 548 | 580 | 646 | 560 | 592 | 658 | 690 |
| 88-10 | 548 | 580 | 645 | 559 | 592 | 657 | 689 |
| 88-11 | 547 | 579 | 645 | 559 | 591 | 657 | 688 |
| 88-12 | 547 | 579 | 644 | 558 | 591 | 656 | 687 |
| 88-13 | 546 | 578 | 643 | 558 | 590 | 655 | 686 |
| 88-14 | 546 | 578 | 643 | 557 | 590 | 655 | 685 |
| 88-15 | 546 | 577 | 642 | 557 | 589 | 654 | 684 |
| WAL | 13.58 | 10.13 | 6.41 | 13.64 | 10.17 | 6.42 | 4.02 |
| Mod Durn | 8.09 | 6.85 | 4.99 | 7.21 | 6.23 | 4.66 | 3.51 |
| Principal Writedown | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) |
| Collat Loss | 27,787,137.89 (3.49%) | 22,185,043.88 (2.79%) | 15,286,065.42 (1.92%) | 27,844,672.88 (3.50%) | 22,212,643.07 (2.79%) | 15,294,300.86 (1.92%) | 0.00 (0.00%) |
| Collat Liquidation | 68,987,921.72 (8.67%) | 55,105,305.32 (6.92%) | 37,976,184.53 (4.77%) | 69,206,384.86 (8.69%) | 55,226,926.53 (6.94%) | 38,025,008.44 (4.78%) | 0.00 (0.00%) |

| Period | CPMI CDR Curve |
|---|---|
| 1 | 1.399920% |
| 2 | 1.575480% |
| 3 | 1.746480% |
| 4 | 1.912920% |
| 5 | 2.074800% |
| 6 | 2.232120% |
| 7 | 2.384880% |
| 8 | 2.533080% |
| 9 | 2.676720% |
| 10 | 2.815800% |
| 11 | 2.950320% |
| 12 | 3.080280% |
| 13 | 3.205680% |
| 14 | 3.326520% |
| 15 | 3.442800% |
| 16 | 3.554520% |
| 17 | 3.661680% |
| 18 | 3.764280% |
| 19 | 3.862320% |
| 20 | 3.955800% |
| 21 | 4.044720% |
| 22 | 4.129080% |
| 23 | 4.208880% |
| 24 | 4.284120% |
| 25 | 4.354800% |
| 26 | 4.420920% |
| 27 | 4.482480% |
| 28 | 4.539480% |
| 29 | 4.591920% |
| 30 | 4.639800% |
| 31 | 4.683120% |
| 32 | 4.721880% |
| 33 | 4.756080% |
| 34 | 4.785720% |
| 35 | 4.810800% |
| 36 | 4.831320% |
| 37 | 4.847280% |
| 38 | 4.858680% |
| 39 | 4.865520% |
| 40 | 4.867800% |
| 41 | 4.865520% |
| 42 | 4.858680% |
| 43 | 4.847280% |
| 44 | 4.831320% |
| 45 | 4.810800% |
| 46 | 4.785720% |
| 47 | 4.756080% |
| 48 | 4.721880% |
| 49 | 2.000000% |

## Z_FFML04FH1_MKT2 - [ Cambridge Analysis ] - Class B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| LIBOR | Forward | Forward | Forward | Forward + 200bps | Forward + 200bps | Forward + 200bps | Flat |
|---|---|---|---|---|---|---|---|
| Prepay | 75 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 75 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 100 PricingSpeed |
| Default | 100 *cpim_cdr_crv | 100 *cpim_cdr_crv | 100 *cpim_cdr_crv | 100 *cpim_cdr_crv | 100 *cpim_cdr_crv | 100 *cpim_cdr_crv | 0 *cpim_cdr_crv |
| Loss Severity | 40% | 40% | 40% | 40% | 40% | 40% | 0% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 0% |
| Liquidation Lag | 12 | 12 | 12 | 12 | 12 | 12 | 0 |
| Delinq Trigger | Fail | Fail | Fail | Fail | Fail | Fail | Pass |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |
| Price | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
| 87-15 | 562 | 595 | 667 | 574 | 609 | 680 | 715 |
| 87-16 | 561 | 595 | 666 | 574 | 608 | 679 | 714 |
| 87-17 | 561 | 594 | 666 | 573 | 608 | 679 | 713 |
| 87-18 | 560 | 594 | 665 | 573 | 607 | 678 | 713 |
| 87-19 | 560 | 593 | 664 | 572 | 606 | 677 | 712 |
| 87-20 | 559 | 593 | 663 | 572 | 606 | 676 | 711 |
| 87-21 | 559 | 592 | 663 | 571 | 605 | 676 | 710 |
| 87-22 | 559 | 592 | 662 | 571 | 605 | 675 | 709 |
| 87-23 | 558 | 591 | 661 | 570 | 604 | 674 | 708 |
| 87-24 | 558 | 591 | 661 | 570 | 604 | 673 | 707 |
| 87-25 | 557 | 590 | 660 | 569 | 603 | 673 | 706 |
| 87-26 | 557 | 590 | 659 | 569 | 603 | 672 | 705 |
| 87-27 | 556 | 589 | 659 | 568 | 602 | 671 | 704 |
| 87-28 | 556 | 589 | 658 | 568 | 601 | 670 | 703 |
| 87-29 | 555 | 588 | 657 | 567 | 601 | 670 | 702 |
| 87-30 | 555 | 588 | 657 | 567 | 600 | 669 | 701 |
| 87-31 | 555 | 587 | 656 | 566 | 600 | 668 | 700 |
| 88-00 | 554 | 587 | 655 | 566 | 599 | 668 | 699 |
| 88-01 | 554 | 586 | 654 | 566 | 599 | 667 | 698 |
| 88-02 | 553 | 586 | 654 | 565 | 598 | 666 | 697 |
| 88-03 | 553 | 585 | 653 | 565 | 598 | 665 | 696 |
| 88-04 | 552 | 585 | 652 | 564 | 597 | 665 | 695 |
| 88-05 | 552 | 584 | 652 | 564 | 596 | 664 | 694 |
| 88-06 | 552 | 584 | 651 | 563 | 596 | 663 | 693 |
| 88-07 | 551 | 583 | 650 | 563 | 595 | 662 | 692 |
| 88-08 | 551 | 583 | 650 | 562 | 595 | 662 | 691 |
| 88-09 | 550 | 582 | 649 | 562 | 594 | 661 | 690 |
| 88-10 | 550 | 582 | 648 | 561 | 594 | 660 | 689 |
| 88-11 | 549 | 581 | 648 | 561 | 593 | 660 | 688 |
| 88-12 | 549 | 581 | 647 | 560 | 593 | 659 | 687 |
| 88-13 | 549 | 580 | 646 | 560 | 592 | 658 | 686 |
| 88-14 | 548 | 580 | 646 | 559 | 591 | 657 | 685 |
| 88-15 | 548 | 579 | 645 | 559 | 591 | 657 | 684 |
| WAL | 13.32 | 9.98 | 6.35 | 13.38 | 10.01 | 6.35 | 4.02 |
| Mod Durn | 8.01 | 6.78 | 4.96 | 7.15 | 6.17 | 4.64 | 3.51 |
| Principal Writedown | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) |
| Collat Loss | 36,350,076.22 (4.57%) | 29,142,862.23 (3.66%) | 20,184,349.02 (2.54%) | 36,422,704.67 (4.57%) | 29,178,059.64 (3.66%) | 20,194,977.02 (2.54%) | 0.00 (0.00%) |
| Collat Liquidation | 90,251,894.03 (11.34%) | 72,389,103.57 (9.09%) | 50,145,397.60 (6.30%) | 90,530,156.05 (11.37%) | 72,545,607.90 (9.11%) | 50,208,957.89 (6.31%) | 0.00 (0.00%) |

| Period | CPMI CDR Curve |
|---|---|
| 1 | 1.399920% |
| 2 | 1.575480% |
| 3 | 1.746480% |
| 4 | 1.912920% |
| 5 | 2.074800% |
| 6 | 2.232120% |
| 7 | 2.384880% |
| 8 | 2.533080% |
| 9 | 2.676720% |
| 10 | 2.815800% |
| 11 | 2.950320% |
| 12 | 3.080280% |
| 13 | 3.205680% |
| 14 | 3.326520% |
| 15 | 3.442800% |
| 16 | 3.554520% |
| 17 | 3.661680% |
| 18 | 3.764280% |
| 19 | 3.862320% |
| 20 | 3.955800% |
| 21 | 4.044720% |
| 22 | 4.129080% |
| 23 | 4.208880% |
| 24 | 4.284120% |
| 25 | 4.354800% |
| 26 | 4.420920% |
| 27 | 4.482480% |
| 28 | 4.539480% |
| 29 | 4.591920% |
| 30 | 4.639800% |
| 31 | 4.683120% |
| 32 | 4.721880% |
| 33 | 4.756080% |
| 34 | 4.785720% |
| 35 | 4.810800% |
| 36 | 4.831320% |
| 37 | 4.847280% |
| 38 | 4.858680% |
| 39 | 4.865520% |
| 40 | 4.867800% |
| 41 | 4.865520% |
| 42 | 4.858680% |
| 43 | 4.847280% |
| 44 | 4.831320% |
| 45 | 4.810800% |
| 46 | 4.785720% |
| 47 | 4.756080% |
| 48 | 4.721880% |
| 49 | 2.000000% |

# Z_FFML04FH1_MKT2 - [ Cambridge Analysis ] - Class B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| LIBOR | Forward | Forward | Forward | Forward + 200bps | Forward + 200bps | Forward + 200bps | Flat |
|---|---|---|---|---|---|---|---|
| Prepay | 75 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 75 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 100 PricingSpeed |
| Default | 150 *cpim_cdr_crv | 150 *cpim_cdr_crv | 150 *cpim_cdr_crv | 150 *cpim_cdr_crv | 150 *cpim_cdr_crv | 150 *cpim_cdr_crv | 0 *cpim_cdr_crv |
| Loss Severity | 40% | 40% | 40% | 40% | 40% | 40% | 0% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 0% |
| Liquidation Lag | 12 | 12 | 12 | 12 | 12 | 12 | 0 |
| Delinq Trigger | Fail | Fail | Fail | Fail | Fail | Fail | Pass |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |
| Price | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
| 87-15 | 566 | 599 | 659 | 579 | 613 | 670 | 715 |
| 87-16 | 566 | 599 | 659 | 578 | 612 | 669 | 714 |
| 87-17 | 565 | 598 | 658 | 578 | 612 | 668 | 713 |
| 87-18 | 565 | 598 | 657 | 577 | 611 | 668 | 713 |
| 87-19 | 565 | 597 | 657 | 577 | 610 | 667 | 712 |
| 87-20 | 564 | 597 | 656 | 576 | 610 | 666 | 711 |
| 87-21 | 564 | 596 | 655 | 576 | 609 | 665 | 710 |
| 87-22 | 563 | 596 | 655 | 575 | 609 | 665 | 709 |
| 87-23 | 563 | 595 | 654 | 575 | 608 | 664 | 708 |
| 87-24 | 562 | 595 | 654 | 574 | 608 | 663 | 707 |
| 87-25 | 562 | 594 | 653 | 574 | 607 | 663 | 706 |
| 87-26 | 561 | 594 | 652 | 573 | 607 | 662 | 705 |
| 87-27 | 561 | 593 | 652 | 573 | 606 | 661 | 704 |
| 87-28 | 561 | 593 | 651 | 572 | 605 | 661 | 703 |
| 87-29 | 560 | 592 | 650 | 572 | 605 | 660 | 702 |
| 87-30 | 560 | 592 | 650 | 571 | 604 | 659 | 701 |
| 87-31 | 559 | 591 | 649 | 571 | 604 | 659 | 700 |
| 88-00 | 559 | 591 | 648 | 571 | 603 | 658 | 699 |
| 88-01 | 558 | 590 | 648 | 570 | 603 | 657 | 698 |
| 88-02 | 558 | 590 | 647 | 570 | 602 | 657 | 697 |
| 88-03 | 557 | 589 | 646 | 569 | 601 | 656 | 696 |
| 88-04 | 557 | 589 | 646 | 569 | 601 | 655 | 695 |
| 88-05 | 557 | 588 | 645 | 568 | 600 | 655 | 694 |
| 88-06 | 556 | 588 | 644 | 568 | 600 | 654 | 693 |
| 88-07 | 556 | 587 | 644 | 567 | 599 | 653 | 692 |
| 88-08 | 555 | 586 | 643 | 567 | 599 | 652 | 691 |
| 88-09 | 555 | 586 | 642 | 566 | 598 | 652 | 690 |
| 88-10 | 554 | 585 | 642 | 566 | 597 | 651 | 689 |
| 88-11 | 554 | 585 | 641 | 565 | 597 | 650 | 688 |
| 88-12 | 553 | 584 | 640 | 565 | 596 | 650 | 687 |
| 88-13 | 553 | 584 | 640 | 564 | 596 | 649 | 686 |
| 88-14 | 553 | 583 | 639 | 564 | 595 | 648 | 685 |
| 88-15 | 552 | 583 | 639 | 563 | 595 | 648 | 684 |
| WAL | 12.82 | 9.68 | 6.84 | 12.88 | 9.71 | 7.02 | 4.02 |
| Mod Durn | 7.85 | 6.65 | 5.24 | 7.02 | 6.07 | 4.98 | 3.51 |
| Principal Writedown | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) |
| Collat Loss | 52,519,522.33 (6.60%) | 42,447,178.28 (5.33%) | 29,698,362.50 (3.73%) | 52,617,217.58 (6.61%) | 42,495,480.39 (5.34%) | 29,713,292.19 (3.73%) | 0.00 (0.00%) |
| Collat Liquidation | 130,410,191.20 (16.38%) | 105,439,724.19 (13.24%) | 73,781,924.19 (9.27%) | 130,791,440.82 (16.43%) | 105,658,475.69 (13.27%) | 73,872,813.27 (9.28%) | 0.00 (0.00%) |

| Period | CPMI CDR Curve |
|---|---|
| 1 | 1.399920% |
| 2 | 1.575480% |
| 3 | 1.746480% |
| 4 | 1.912920% |
| 5 | 2.074800% |
| 6 | 2.232120% |
| 7 | 2.384880% |
| 8 | 2.533080% |
| 9 | 2.676720% |
| 10 | 2.815800% |
| 11 | 2.950320% |
| 12 | 3.080280% |
| 13 | 3.205680% |
| 14 | 3.326520% |
| 15 | 3.442800% |
| 16 | 3.554520% |
| 17 | 3.661680% |
| 18 | 3.764280% |
| 19 | 3.862320% |
| 20 | 3.955800% |
| 21 | 4.044720% |
| 22 | 4.129080% |
| 23 | 4.208880% |
| 24 | 4.284120% |
| 25 | 4.354800% |
| 26 | 4.420920% |
| 27 | 4.482480% |
| 28 | 4.539480% |
| 29 | 4.591920% |
| 30 | 4.639800% |
| 31 | 4.683120% |
| 32 | 4.721880% |
| 33 | 4.756080% |
| 34 | 4.785720% |
| 35 | 4.810800% |
| 36 | 4.831320% |
| 37 | 4.847280% |
| 38 | 4.858680% |
| 39 | 4.865520% |
| 40 | 4.867800% |
| 41 | 4.865520% |
| 42 | 4.858680% |
| 43 | 4.847280% |
| 44 | 4.831320% |
| 45 | 4.810800% |
| 46 | 4.785720% |
| 47 | 4.756080% |
| 48 | 4.721880% |
| 49 | 2.000000% |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Z_FFML04FH1_MKT2 - AIG Breakeven - M1

| | | | |
|---|---|---|---|
| Balance | $25,875,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 8.79 | 8.93 | 15.78 | 16.23 |
| Mod Durn | 7.26 | 6.73 | 10.93 | 9.71 |
| Principal Writedown | 13,297.38 (0.05%) | 12,334.09 (0.05%) | 2,114.49 (0.01%) | 18,432.13 (0.07%) |
| Total Collat Loss | 192,311,623.75 (24.15%) | 180,475,219.54 (22.67%) | 257,246,251.82 (32.31%) | 242,079,722.88 (30.41%) |
| Total Collat Liquidation | 192,311,623.75 (24.15%) | 180,475,219.54 (22.67%) | 257,246,251.82 (32.31%) | 242,079,722.88 (30.41%) |
| | | | | |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 50 PricingSpeed | 50 PricingSpeed |
| Default | 9.573 CDR | 8.855 CDR | 7.711 CDR | 7.06 CDR |
| Loss Severity | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - AIG Breakeven - M2

| | | | | |
|---|---|---|---|---|
| Balance | $23,885,000.00 | | Delay | 0 |
| | | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 9.25 | 9.40 | 16.62 | 17.10 |
| Mod Durn | 7.53 | 6.96 | 11.24 | 9.94 |
| Principal Writedown | 16,301.67 (0.07%) | 16,076.58 (0.07%) | 6,416.74 (0.03%) | 27,538.96 (0.12%) |
| Total Collat Loss | 169,491,517.46 (21.29%) | 157,540,459.67 (19.79%) | 236,319,092.80 (29.68%) | 220,840,496.35 (27.74%) |
| Total Collat Liquidation | 169,491,517.46 (21.29%) | 157,540,459.67 (19.79%) | 236,319,092.80 (29.68%) | 220,840,496.35 (27.74%) |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 50 PricingSpeed | 50 PricingSpeed |
| Default | 8.243 CDR | 7.553 CDR | 6.884 CDR | 6.260 CDR |
| Loss Severity | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - AIG Breakeven - M3

| | | | |
|---|---|---|---|
| Balance | $15,923,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 10.26 | 10.43 | 18.39 | 18.90 |
| Mod Durn | 8.23 | 7.54 | 12.01 | 10.52 |
| Principal Writedown | 756.42 (0.00%) | 9,490.39 (0.06%) | 21,346.00 (0.13%) | 20,381.95 (0.13%) |
| Total Collat Loss | 153,952,071.76 (19.34%) | 141,939,416.20 (17.83%) | 221,867,813.53 (27.87%) | 206,128,228.29 (25.89%) |
| Total Collat Liquidation | 153,952,071.76 (19.34%) | 141,939,416.20 (17.83%) | 221,867,813.53 (27.87%) | 206,128,228.29 (25.89%) |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 50 PricingSpeed | 50 PricingSpeed |
| Default | 7.372 CDR | 6.701 CDR | 6.340 CDR | 5.732 CDR |
| Loss Severity | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - AIG Breakeven - M4

| | | | |
|---|---|---|---|
| Balance | $13,933,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 10.72 | 10.89 | 19.13 | 19.67 |
| Mod Durn | 8.30 | 7.59 | 11.89 | 10.39 |
| Principal Writedown | 4,530.06 (0.03%) | 6,284.19 (0.05%) | 1,162.26 (0.01%) | 19,832.31 (0.14%) |
| Total Collat Loss | 140,025,669.74 (17.59%) | 127,912,480.25 (16.07%) | 208,551,566.39 (26.19%) | 192,596,490.03 (24.19%) |
| Total Collat Liquidation | 140,025,669.74 (17.59%) | 127,912,480.25 (16.07%) | 208,551,566.39 (26.19%) | 192,596,490.03 (24.19%) |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 50 PricingSpeed | 50 PricingSpeed |
| Default | 6.614 CDR | 5.957 CDR | 5.857 CDR | 5.264 CDR |
| Loss Severity | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - AIG Breakeven - M5

| | | | |
|---|---|---|---|
| Balance | $13,933,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 10.93 | 11.08 | 19.49 | 20.01 |
| Mod Durn | 8.34 | 7.62 | 11.86 | 10.35 |
| Principal Writedown | 14,654.47 (0.11%) | 2,006.93 (0.01%) | 25,159.81 (0.18%) | 15,327.01 (0.11%) |
| Total Collat Loss | 126,072,143.13 (15.84%) | 113,905,998.43 (14.31%) | 195,219,327.88 (24.52%) | 179,005,146.94 (22.48%) |
| Total Collat Liquidation | 126,072,143.13 (15.84%) | 113,905,998.43 (14.31%) | 195,219,327.88 (24.52%) | 179,005,146.94 (22.48%) |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 50 PricingSpeed | 50 PricingSpeed |
| Default | 5.875 CDR | 5.234 CDR | 5.39 CDR | 4.81 CDR |
| Loss Severity | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - AIG Breakeven - M6

| | | | |
|---|---|---|---|
| Balance | $11,942,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 11.42 | 11.59 | 20.28 | 20.83 |
| Mod Durn | 8.50 | 7.74 | 11.91 | 10.36 |
| Principal Writedown | 5,830.93 (0.05%) | 9,618.68 (0.08%) | 5,298.81 (0.04%) | 23,321.63 (0.20%) |
| Total Collat Loss | 113,970,189.97 (14.31%) | 101,769,800.99 (12.78%) | 183,455,215.81 (23.04%) | 167,072,563.81 (20.98%) |
| Total Collat Liquidation | 113,970,189.97 (14.31%) | 101,769,800.99 (12.78%) | 183,455,215.81 (23.04%) | 167,072,563.81 (20.98%) |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 50 PricingSpeed | 50 PricingSpeed |
| Default | 5.250 CDR | 4.623 CDR | 4.991 CDR | 4.424 CDR |
| Loss Severity | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - AIG Breakeven - M7

| | | | |
|---|---|---|---|
| Balance | $11,942,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 11.60 | 11.77 | 20.56 | 21.10 |
| Mod Durn | 8.46 | 7.70 | 11.75 | 10.22 |
| Principal Writedown | 14,809.94 (0.12%) | 17,977.40 (0.15%) | 9,403.01 (0.08%) | 4,959.62 (0.04%) |
| Total Collat Loss | 101,742,915.08 (12.78%) | 89,493,393.28 (11.24%) | 171,393,204.90 (21.53%) | 154,713,174.85 (19.43%) |
| Total Collat Liquidation | 101,742,915.08 (12.78%) | 89,493,393.28 (11.24%) | 171,393,204.90 (21.53%) | 154,713,174.85 (19.43%) |
| | | | | |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 50 PricingSpeed | 50 PricingSpeed |
| Default | 4.633 CDR | 4.019 CDR | 4.594 CDR | 4.036 CDR |
| Loss Severity | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - AIG Breakeven - M8

| | | | |
|---|---|---|---|
| Balance | $11,146,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 11.92 | 12.10 | 21.07 | 21.63 |
| Mod Durn | 8.56 | 7.78 | 11.78 | 10.24 |
| Principal Writedown | 14,086.50 (0.13%) | 10,329.71 (0.09%) | 9,615.32 (0.09%) | 13,548.01 (0.12%) |
| Total Collat Loss | 89,986,524.17 (11.30%) | 77,644,939.54 (9.75%) | 159,404,686.80 (20.02%) | 142,271,977.93 (17.87%) |
| Total Collat Liquidation | 89,986,524.17 (11.30%) | 77,644,939.54 (9.75%) | 159,404,686.80 (20.02%) | 142,271,977.93 (17.87%) |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 50 PricingSpeed | 50 PricingSpeed |
| Default | 4.053 CDR | 3.449 CDR | 4.211 CDR | 3.657 CDR |
| Loss Severity | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - AIG Breakeven - M9

| | | | |
|---|---|---|---|
| Balance | $9,554,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 12.35 | 12.59 | 21.68 | 22.20 |
| Mod Durn | 8.14 | 7.44 | 10.80 | 9.47 |
| Principal Writedown | 9,927.85 (0.10%) | 11,565.10 (0.12%) | 40,147.71 (0.42%) | 6,240.19 (0.07%) |
| Total Collat Loss | 78,951,449.95 (9.92%) | 66,713,086.37 (8.38%) | 149,438,016.61 (18.77%) | 132,837,485.30 (16.68%) |
| Total Collat Liquidation | 78,951,449.95 (9.92%) | 66,713,086.37 (8.38%) | 149,438,016.61 (18.77%) | 132,837,485.30 (16.68%) |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 50 PricingSpeed | 50 PricingSpeed |
| Default | 3.52 CDR | 2.934 CDR | 3.901 CDR | 3.377 CDR |
| Loss Severity | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - AIG Breakeven - B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 12.62 | 12.85 | 22.09 | 22.28 |
| Mod Durn | 8.02 | 7.36 | 10.48 | 9.26 |
| Principal Writedown | 6,556.10 (0.07%) | 14,067.63 (0.15%) | 13,811.28 (0.15%) | 3,377.93 (0.04%) |
| Total Collat Loss | 70,889,784.62 (8.90%) | 59,624,640.15 (7.49%) | 139,503,795.13 (17.52%) | 129,021,356.81 (16.21%) |
| Total Collat Liquidation | 70,889,784.62 (8.90%) | 59,624,640.15 (7.49%) | 139,503,795.13 (17.52%) | 129,021,356.81 (16.21%) |
| | | | | |
| LIBOR | Forward | Forward + 200bps | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 50 PricingSpeed | 50 PricingSpeed |
| Default | 3.1374 CDR | 2.6055 CDR | 3.5993 CDR | 3.2655 CDR |
| Loss Severity | 100% | 100% | 100% | 100% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Z_FFML04FH1_MKT2 - Price/Yield - M4
## Hartford Analysis

| | | | |
|---|---|---|---|
| Balance | $13,933,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 12.64 | 13.33 |
| Mod Durn | 10.81 | 9.47 |
| Principal Writedown | 8,067.36 (0.06%) | 1,625.44 (0.01%) |
| Total Collat Loss | 162,909,449.75 (20.46%) | 153,357,263.56 (19.26%) |
| Total Collat Liquidation | 322,795,675.49 (40.54%) | 304,569,528.96 (38.25%) |
| LIBOR | Flat | Forward |
| Prepay | 20 CPR | 20 CPR |
| Default | 14.797 CDR | 13.377 CDR |
| Loss Severity | 50% | 50% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 12 | 12 |
| Delinq | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - Price/Yield - M5
## Hartford Analysis

| | | | |
|---|---|---|---|
| Balance | $13,933,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 13.20 | 13.94 |
| Mod Durn | 11.10 | 9.65 |
| Principal Writedown | 1,885.55 (0.01%) | 1,161.46 (0.01%) |
| Total Collat Loss | 151,650,859.06 (19.05%) | 141,745,478.94 (17.80%) |
| Total Collat Liquidation | 300,423,824.95 (37.73%) | 281,478,350.20 (35.35%) |
| LIBOR | Flat | Forward |
| Prepay | 20 CPR | 20 CPR |
| Default | 13.262 CDR | 11.899 CDR |
| Loss Severity | 50% | 50% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 12 | 12 |
| Delinq | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - Price/Yield - M6
## Hartford Analysis

| | | | |
|---|---|---|---|
| Balance | $11,942,000.00 | Delay | 0 |
| Settle | 3/30/2004 | Dated | 3/30/2004 |
| | | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 14.08 | 14.88 |
| Mod Durn | 11.53 | 9.90 |
| Principal Writedown | 939.17 (0.01%) | 1,173.44 (0.01%) |
| Total Collat Loss | 141,782,931.03 (17.81%) | 131,582,550.19 (16.53%) |
| Total Collat Liquidation | 280,822,151.89 (35.27%) | 261,270,713.57 (32.82%) |
| LIBOR | Flat | Forward |
| Prepay | 20 CPR | 20 CPR |
| Default | 12.008 CDR | 10.694 CDR |
| Loss Severity | 50% | 50% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 12 | 12 |
| Delinq | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Z_FFML04FH1_MKT2 - Price/Yield - B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| Price | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
|---|---|---|---|---|---|---|---|
| 87-31 | 716 | 719 | 699 | 716 | 719 | 721 | 700 |
| | | | | | | | |
| WAL | 3.92 | 3.89 | 4.39 | 3.92 | 3.89 | 3.86 | 4.02 |
| Mod Durn | 3.34 | 3.32 | 3.61 | 3.34 | 3.32 | 3.30 | 3.51 |
| Principal Writedown | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) |
| Total Collat Loss | 25,530,499.26 (3.21%) | 33,446,467.14 (4.20%) | 41,088,177.86 (5.16%) | 18,567,653.14 (2.33%) | 24,324,723.70 (3.06%) | 29,882,333.56 (3.75%) | 0.00 (0.00%) |
| Total Collat Liquidation | 46,107,330.06 (5.79%) | 60,405,934.13 (7.59%) | 74,210,259.42 (9.32%) | 46,107,330.06 (5.79%) | 60,405,934.13 (7.59%) | 74,210,259.42 (9.32%) | 0.00 (0.00%) |
| | | | | | | | |
| LIBOR | Forward LIBOR | Forward LIBOR | Forward LIBOR | Forward LIBOR | Forward LIBOR | Forward LIBOR | Flat |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed |
| Default | 75 *braddock_ff_cdr_ramp | 100 *braddock_ff_cdr_ramp | 125 *braddock_ff_cdr_ramp | 75 *braddock_ff_cdr_ramp | 100 *braddock_ff_cdr_ramp | 125 *braddock_ff_cdr_ramp | 0 *braddock_ff_cdr_ramp |
| Loss Severity | 55% | 55% | 55% | 40% | 40% | 40% | 0% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% | 0% |
| Liquidation Lag | 12 | 12 | 12 | 12 | 12 | 12 | 0 |
| Delinq | 15% | 15% | 15% | 15% | 15% | 15% | 0% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Z_FFML04FH1_MKT - Price/Yield - M4
## Hartford Breakeven

| | | | |
|---|---|---|---|
| Balance | $13,933,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 11.30 | 11.99 |
| Mod Durn | 9.96 | 8.97 |
| Principal Writedown | 2,122.77 (0.02%) | 5,902.56 (0.04%) |
| Total Collat Loss | 153,014,313.98 (19.22%) | 144,779,370.66 (18.18%) |
| Total Collat Liquidation | 379,180,898.78 (47.63%) | 359,496,619.22 (45.15%) |
| LIBOR | Flat | Forward |
| Prepay | 20 CPR | 20 CPR |
| Default | 19.249 CDR | 17.405 CDR |
| Loss Severity | 40% | 40% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 12 | 12 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

# Z_FFML04FH1_MKT - Price/Yield - M5
## Hartford Breakeven

| | | | |
|---|---|---|---|
| Balance | $13,933,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 11.96 | 12.70 |
| Mod Durn | 10.36 | 9.23 |
| Principal Writedown | 5.18 (0.00%) | 1,779.94 (0.01%) |
| Total Collat Loss | 142,563,579.26 (17.91%) | 133,909,974.14 (16.82%) |
| Total Collat Liquidation | 353,200,918.91 (44.36%) | 332,472,915.86 (41.76%) |
| | | |
| LIBOR | Flat | Forward |
| Prepay | 20 CPR | 20 CPR |
| Default | 17.084 CDR | 15.325 CDR |
| Loss Severity | 40% | 40% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 12 | 12 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

## Z_FFML04FH1_MKT - Price/Yield - M6
### Hartford Breakeven

| | | | |
|---|---|---|---|
| Balance | $11,942,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 12.90 | 13.70 |
| Mod Durn | 10.88 | 9.57 |
| Principal Writedown | 2,390.37 (0.02%) | 6,167.03 (0.05%) |
| Total Collat Loss | 133,409,556.18 (16.76%) | 124,426,916.02 (15.63%) |
| Total Collat Liquidation | 330,452,721.53 (41.51%) | 308,897,663.07 (38.80%) |
| | | |
| LIBOR | Flat | Forward |
| Prepay | 20 CPR | 20 CPR |
| Default | 15.35 CDR | 13.667 CDR |
| Loss Severity | 40% | 40% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 12 | 12 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## Z_FFML04FH1_MKT - Price/Yield - M9

| | | | |
|---|---|---|---|
| Balance | $9,554,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| Price | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin | Disc Margin |
|---|---|---|---|---|---|---|
| 87-31 | 531 | 533 | 532 | 531 | 533 | 536 |
| | | | | | | |
| WAL | 8.77 | 8.82 | 9.04 | 8.77 | 8.82 | 8.47 |
| Mod Durn | 6.41 | 6.33 | 6.54 | 6.41 | 6.33 | 6.28 |
| Principal Writedown | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) | 0.00 (0.00%) |
| Total Collat Loss | 25,530,499.26 (3.21%) | 33,446,467.14 (4.20%) | 41,088,177.88 (5.16%) | 18,567,653.14 (2.33%) | 24,324,723.70 (3.06%) | 29,882,833.56 (3.75%) |
| Total Collat Liquidation | 46,107,330.06 (5.79%) | 60,405,934.13 (7.59%) | 74,210,259.42 (9.32%) | 46,107,330.06 (5.79%) | 60,405,934.13 (7.59%) | 74,210,259.42 (9.32%) |
| | | | | | | |
| LIBOR | Forward LIBOR | Forward LIBOR | Forward LIBOR | Forward LIBOR | Forward LIBOR | Forward LIBOR |
| Prepay | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed | 100 PricingSpeed |
| Default | 75 *braddock_ff_cdr_ramp | 100 *braddock_ff_cdr_ramp | 125 *braddock_ff_cdr_ramp | 75 *braddock_ff_cdr_ramp | 100 *braddock_ff_cdr_ramp | 125 *braddock_ff_cdr_ramp |
| Loss Severity | 55% | 55% | 55% | 40% | 40% | 40% |
| Servicer Advances | 100% | 100% | 100% | 100% | 100% | 100% |
| Liquidation Lag | 12 | 12 | 12 | 12 | 12 | 12 |
| Delinq Trigger | Fail | Fail | Fail | Fail | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## FFML 2004-FFH1 / M9 [ Terwin Breakeven ]

| | | | |
|---|---|---|---|
| Balance | $9,554,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| LIBOR | Forward | Forward | Forward |
|---|---|---|---|
| Prepay | 50 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed |
| Default | 6.466 CDR | 6.421 CDR | 6.516 CDR |
| Loss Severity | 65% | 65% | 65% |
| Servicer Advances | 100% | 100% | 100% |
| Liquidation Lag | 6 | 6 | 6 |
| Delinq Trigger | Fail | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) | Call (N) |
| | | | |
| WAL | 19.80 | 11.55 | 7.61 |
| Mod Durn | 10.40 | 7.81 | 5.89 |
| Principal Writedown | 11,738.76 (0.12%) | 9,409.62 (0.10%) | 234.97 (0.00%) |
| Total Collat Loss | 147,659,396.73 (18.55%) | 89,269,614.74 (11.21%) | 65,350,398.46 (8.21%) |
| Total Collat Liquidation | 226,229,115.80 (28.42%) | 136,877,739.93 (17.19%) | 100,212,790.85 (12.59%) |

Appendix A

**FICO DISTRIBUTION** Note: Cells in red font are calculations **Collateral Cuts for Subprime Pool**

First Franklin 2004-FFH1

| FICO | Total Balance Amount | %[2] | LTV | Adjusted Balance[1] Amount | %[2] | WA Loan Balance | WAC | % Covered Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ. | % Full Doc | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| a. FICO NA | - | 0.00% | > 65.0 | - | 0.00% | - | 0.000% | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| b. 0 - 500 | - | 0.00% | > 65.0 | - | 0.00% | - | 0.000% | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| c. 500.01 - 550 | - | 0.00% | > 70.0 | - | 0.00% | - | 0.000% | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| d. 550.01 - 575 | 73,191 | 0.01% | > 70.0 | 73,191 | 0.01% | 73,191 | 7.500% | 0.00 | 561 | 100.00 | 39.00 | 100.00 | 100.00 | 100.00 | 0.00 |
| e. 575.01 - 600 | 9,483,990 | 1.19% | > 70.0 | 9,483,990 | 1.19% | 131,722 | 8.185% | 0.00 | 600 | 99.33 | 42.06 | 86.50 | 100.00 | 100.00 | 15.11 |
| f. 600.01 - 620 | 162,056,290 | 20.35% | > 70.0 | 162,056,290 | 20.35% | 134,934 | 8.069% | 0.00 | 610 | 98.85 | 42.04 | 93.85 | 99.90 | 99.92 | 22.55 |
| g. 620.01 - 650 | 244,957,855 | 30.77% | > 80.0 | 244,957,855 | 30.77% | 143,839 | 7.636% | 0.00 | 637 | 99.27 | 42.82 | 91.71 | 99.95 | 98.01 | 18.82 |
| h. 650.01 - 680 | 192,506,524 | 24.18% | > 80.0 | 192,506,524 | 24.18% | 156,382 | 7.234% | 0.00 | 664 | 99.31 | 42.89 | 89.98 | 99.88 | 95.60 | 16.24 |
| i. 680.01 - 700 | 62,076,348 | 7.80% | > 85.0 | 62,076,348 | 7.80% | 162,504 | 7.195% | 0.00 | 690 | 99.19 | 42.59 | 87.85 | 99.76 | 85.05 | 12.36 |
| j. 700.01 - 750 | 95,077,645 | 11.94% | > 85.0 | 95,077,645 | 11.94% | 171,620 | 7.242% | 0.00 | 721 | 99.22 | 43.45 | 86.13 | 99.47 | 78.61 | 9.07 |
| k. 750.01 - 800 | 28,467,958 | 3.58% | > 85.0 | 28,467,958 | 3.58% | 176,820 | 7.161% | 0.00 | 766 | 99.29 | 41.68 | 86.50 | 98.24 | 83.62 | 4.16 |
| l. 800 + | 1,461,033 | 0.18% | > 85.0 | 1,461,033 | 0.18% | 243,505 | 6.924% | 0.00 | 808 | 98.84 | 39.71 | 100.00 | 100.00 | 91.04 | 0.00 |
| TOTAL POOL | 796,160,832 | 100.00% | | 796,160,832 | 100.00% | 149,908 | 7.534% | 0.00 | 657 | 99.18 | 42.68 | 90.53 | 99.79 | 93.99 | 16.68 |

FICO: Average 657 Min: 561 Max: 819

**DEBT-TO INCOME (DTI) DISTRIBUTION**

| DTI | Total Balance Amount | %[2] | FICO | Adjusted Balance[1] Amount | %[2] | WA Loan Balance | WAC | % Covered Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ. | % Full Doc | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| a. <= 20.00 | 20,163,451 | 2.53% | < 550 | - | 0.00% | 141,003 | 7.681% | 0.00 | 658 | 98.30 | 15.68 | 95.70 | 100.00 | 80.76 | 14.26 |
| b. 20.001 - 25.00 | 21,596,455 | 2.71% | < 550 | - | 0.00% | 127,790 | 7.552% | 0.00 | 647 | 98.87 | 23.42 | 93.82 | 100.00 | 95.89 | 18.05 |
| c. 25.001 - 30.00 | 46,176,782 | 5.80% | < 575 | - | 0.00% | 140,783 | 7.523% | 0.00 | 659 | 98.90 | 28.08 | 91.65 | 99.07 | 95.45 | 21.60 |
| d. 30.001 - 35.00 | 74,454,369 | 9.35% | < 575 | - | 0.00% | 134,152 | 7.558% | 0.00 | 656 | 99.06 | 33.13 | 95.33 | 100.00 | 95.63 | 16.84 |
| e. 35.001 - 40.00 | 104,703,769 | 13.15% | < 600 | 73,191 | 0.01% | 142,454 | 7.590% | 0.00 | 658 | 99.26 | 38.04 | 90.28 | 99.84 | 93.49 | 14.35 |
| f. 40.001 - 45.00 | 156,184,456 | 19.62% | < 625 | 36,713,934 | 4.61% | 151,488 | 7.577% | 0.00 | 658 | 99.21 | 43.11 | 89.86 | 99.93 | 92.35 | 17.32 |
| g. 45.001 - 50.00 | 255,205,385 | 32.05% | < 650 | 142,201,865 | 17.86% | 153,369 | 7.582% | 0.00 | 653 | 99.40 | 48.40 | 88.82 | 99.73 | 94.00 | 13.83 |
| h. 50.001 - 55.00 | 117,164,480 | 14.72% | < 675 | 81,077,731 | 10.18% | 171,293 | 7.281% | 0.00 | 663 | 98.98 | 53.15 | 90.33 | 99.76 | 96.84 | 22.33 |
| i. 55 + | 511,686 | 0.06% | < 700 | 511,686 | 0.06% | 255,843 | 7.420% | 0.00 | 611 | 97.81 | 61.49 | 100.00 | 100.00 | 100.00 | 0.00 |
| TOTAL POOL | 796,160,832 | 100.00% | | 260,578,407 | 32.73% | 149,908 | 7.534% | 0.00 | 657 | 99.18 | 42.68 | 90.53 | 99.79 | 93.99 | 16.68 |

DTI: Average 42.68 Min: 2.00 Max: 65.00

**LOAN-TO- VALUE (LTV) DISTIBUTION**

| LTV | Total Balance Amount | %[2] | DTI | Adjusted Balance[1] Amount | %[2] | WA Loan Balance | WAC | % Covered Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Full Doc | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| a. <= 60.00 | - | 0.00% | > 50 | - | 0.00% | - | 0.000% | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| b. 60.01 - 70.00 | - | 0.00% | > 50 | - | 0.00% | - | 0.000% | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| c. 70.01 - 80.00 | - | 0.00% | > 50 | - | 0.00% | - | 0.000% | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| d. 80.01 - 85.00 | - | 0.00% | > 50 | - | 0.00% | - | 0.000% | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| e. 85.01 - 90.00 | - | 0.00% | > 50 | - | 0.00% | - | 0.000% | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| f. 90.01 - 95.00 | 119,093,793 | 14.96% | > 50 | 21,944,939 | 2.76% | 186,667 | 7.147% | 0.00 | 651 | 95.00 | 41.54 | 87.78 | 98.84 | 88.96 | 37.90 |
| g. 95.01 - 100.00 | 677,067,040 | 85.04% | > 50 | 95,731,226 | 12.02% | 144,889 | 7.602% | 0.00 | 658 | 99.92 | 42.88 | 91.01 | 99.96 | 94.87 | 12.95 |
| h. 100 + | - | 0.00% | > 50 | - | 0.00% | - | 0.000% | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| TOTAL POOL | 796,160,832 | 100.00% | | 117,676,166 | 14.78% | 149,908 | 7.534% | 0.00 | 657 | 99.18 | 42.68 | 90.53 | 99.79 | 93.99 | 16.68 |

LTV: Average 99.18 Min: 95.00 Max: 100.00

[1] Balance of the collateral cut combined with second qualifier, i.e. (LTV), FICO, DTI etc.
All other cuts except the adjusted balance are only for the main bucket
[2] Percent of the Aggregate Principal Balance - calculated automatically.

**Appendix A**

## GEOGRAPHIC CONCENTRATION - TOP 12 STATES

| STATE | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi | % Full Doc |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| California | 97,946,891 | 12.30% | 249,865 | 7.217 | 0.00 | 669 | 98.69 | 43.54 | 87.72 | 99.66 | 26.88 | 94.74 |
| Florida | 71,980,608 | 9.04% | 145,710 | 7.646 | 0.00 | 662 | 99.13 | 42.09 | 90.38 | 98.90 | 11.61 | 93.71 |
| Georgia | 57,778,636 | 7.26% | 161,393 | 7.453 | 0.00 | 651 | 99.48 | 43.12 | 97.30 | 100.00 | 16.96 | 95.97 |
| Michigan | 48,051,290 | 6.04% | 137,683 | 7.618 | 0.00 | 651 | 98.99 | 42.75 | 87.23 | 100.00 | 23.11 | 95.54 |
| North Carolina | 46,384,540 | 5.83% | 144,500 | 7.784 | 0.00 | 646 | 99.84 | 43.68 | 99.27 | 100.00 | 6.33 | 96.29 |
| Ohio | 45,027,264 | 5.66% | 111,730 | 7.659 | 0.00 | 648 | 99.31 | 40.90 | 94.48 | 100.00 | 19.86 | 96.06 |
| Texas | 43,533,948 | 5.47% | 126,921 | 7.340 | 0.00 | 655 | 99.43 | 41.78 | 98.39 | 99.58 | 0.00 | 89.28 |
| New York | 39,056,679 | 4.91% | 170,553 | 7.280 | 0.00 | 672 | 98.90 | 42.12 | 75.94 | 100.00 | 11.05 | 88.96 |
| Illinois | 38,842,890 | 4.88% | 151,730 | 7.738 | 0.00 | 655 | 98.93 | 44.95 | 75.98 | 100.00 | 16.93 | 92.04 |
| Oregon | 22,168,374 | 2.78% | 166,680 | 7.157 | 0.00 | 661 | 99.14 | 42.32 | 97.83 | 100.00 | 12.27 | 95.55 |
| Minnesota | 19,789,338 | 2.49% | 175,127 | 7.324 | 0.00 | 657 | 99.16 | 43.64 | 89.08 | 99.59 | 24.91 | 95.82 |
| Massachusetts | 19,122,272 | 2.40% | 203,428 | 7.580 | 0.00 | 666 | 99.26 | 43.13 | 63.62 | 100.00 | 15.39 | 88.44 |
| **TOTAL POOL** | 549,682,730 | 69.04% | 157,728 | 7.482 | 0.00 | 658 | 99.15 | 42.83 | 89.36 | 99.75 | 16.18 | 93.86 |

## PRINCIPAL BALANCE

| Scheduled Principal Balance | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi | % Full Doc |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| a. 0 - 50,000 | 7,577,101 | 0.95% | 42,330 | 8.080 | 0.00 | 653 | 99.74 | 37.90 | 90.40 | 99.59 | 8.62 | 95.57 |
| b. 50,001 - 200,000 | 487,809,177 | 61.27% | 119,327 | 7.663 | 0.00 | 651 | 99.41 | 42.29 | 91.95 | 99.85 | 15.02 | 95.20 |
| c. 200,001 - 250,000 | 93,071,906 | 11.69% | 223,194 | 7.446 | 0.00 | 657 | 99.02 | 43.24 | 88.88 | 99.76 | 21.00 | 93.59 |
| d. 250,001 - 300,000 | 76,508,248 | 9.61% | 275,210 | 7.375 | 0.00 | 665 | 98.91 | 43.28 | 88.43 | 99.64 | 17.72 | 90.42 |
| e. 300,001 - 400,000 | 86,044,971 | 10.81% | 342,809 | 7.274 | 0.00 | 665 | 98.51 | 44.00 | 88.57 | 99.54 | 21.28 | 87.93 |
| f. 400,001 - 500,000 | 33,427,087 | 4.20% | 434,118 | 6.971 | 0.00 | 677 | 98.66 | 43.13 | 84.29 | 100.00 | 19.27 | 98.60 |
| g. 500,001 - 600,000 | 9,806,169 | 1.23% | 544,787 | 6.965 | 0.00 | 704 | 98.62 | 43.50 | 88.15 | 100.00 | 10.64 | 100.00 |
| h. 600,001 - 700,000 | 1,916,174 | 0.24% | 638,725 | 7.356 | 0.00 | 716 | 100.00 | 38.18 | 100.00 | 100.00 | 0.00 | 100.00 |
| i. 700,001 - 800,000 | - | 0.00% | - | 0.000 | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| j. 800,001 - 900,000 | - | 0.00% | - | 0.000 | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| k. 900,001 - 1,000,000 | - | 0.00% | - | 0.000 | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| l. 1,000,001 >= | - | 0.00% | - | 0.000 | 0.00 | 0 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 | 0.00 |
| **TOTAL POOL** | 796,160,832 | 100.00% | 149,908 | 7.534 | 0.00 | 657 | 99.18 | 42.68 | 90.53 | 99.79 | 16.68 | 93.99 |
| **Prin Bal: Average** | **149,908** | | **Min:** | **20,662** | **Max:** | **657,813** | | | | | | |

## DOCUMENTATION TYPE

| Doc Type | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Full Documentation | 748,271,807 | 93.99% | 148,644 | 7.508 | 0.00 | 654 | 99.22 | 42.70 | 90.79 | 99.78 | 17.36 |
| Limited Income Verificatio | 22,070,646 | 2.77% | 164,706 | 7.445 | 0.00 | 679 | 98.93 | 42.70 | 85.17 | 100.00 | 13.10 |
| No Documentation | 2,472,634 | 0.31% | 137,369 | 8.702 | 0.00 | 733 | 95.00 | 0.00 | 100.00 | 100.00 | 0.00 |
| No Income Verification | 23,345,745 | 2.93% | 186,766 | 8.320 | 0.00 | 719 | 98.61 | 42.03 | 86.04 | 100.00 | 0.00 |
| **TOTAL POOL** | 796,160,832 | 100.00% | 149,908 | 7.534 | 0.00 | 657 | 99.18 | 42.68 | 90.53 | 99.79 | 16.68 |

**Appendix A**

## PROPERTY TYPE

| Property Type | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % Owner Occ | % Cashout Refi | % Full Doc |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 2 Units | 31,804,746 | 4% | 190,448 | 7.411 | 0.00 | 670 | 98.92 | 45.60 | 100.00 | 9.66 | 89.28 |
| 3 Units | 842,370 | 0% | 280,790 | 7.732 | 0.00 | 622 | 100.00 | 45.77 | 100.00 | 29.68 | 70.32 |
| Condominium | 42,774,355 | 5% | 144,998 | 7.620 | 0.00 | 664 | 99.03 | 43.18 | 99.09 | 12.15 | 93.29 |
| PUD | 156,592,092 | 20% | 187,087 | 7.446 | 0.00 | 656 | 99.29 | 43.01 | 99.76 | 10.27 | 94.37 |
| Single Family | 564,147,269 | 71% | 140,720 | 7.558 | 0.00 | 656 | 99.18 | 42.38 | 99.84 | 19.18 | 94.23 |
| TOTAL POOL | 796,160,832 | 100% | 149,908 | 7.534 | 0.00 | 657 | 99.18 | 42.68 | 99.79 | 16.68 | 93.99 |

## PMI - PRIMARY MORTGAGE INSURANCE

| Mortgage Insurance | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % Owner Occ | % Cashout Refi | % Full Doc | Is MI down to 60 LTV |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Loans >80 LTV w/o MI | 796,160,832 | 100.00% | 149,908 | 7.534 | 0.00 | 657 | 99.18 | 42.68 | 99.79 | 16.68 | 93.99 | No |
| TOTAL POOL | 796,160,832 | 100.00% | 149,908 | 7.534 | 0.00 | 657 | 99.18 | 42.68 | 99.79 | 16.68 | 93.99 | |

## LOAN BALANCE

| Loan Purpose | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ |
|---|---|---|---|---|---|---|---|---|---|---|
| Cash Out Refinance | 132,812,561 | 16.68% | 166,850 | 7.706 | 0.00 | 645 | 98.12 | 42.56 | 93.59 | 100.00 |
| Purchase | 628,022,438 | 78.88% | 146,769 | 7.494 | 0.00 | 659 | 99.45 | 42.72 | 89.59 | 99.73 |
| Rate/Term Refinance | 35,325,833 | 4.44% | 149,686 | 7.602 | 0.00 | 650 | 98.44 | 42.37 | 95.61 | 100.00 |
| TOTAL POOL | 796,160,832 | 100.00% | 149,908 | 7.534 | 0.00 | 657 | 99.18 | 42.68 | 90.53 | 99.79 |

## COLLATERAL TYPE - FIXED/FLOATING

| Lien Status | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi | Index | Margin |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Fixed | 39,180,098 | 4.92% | 112,264 | 8.348 | 0.00 | 658 | 98.90 | 40.79 | 94.34 | 99.53 | 21.37 | FRM | |
| Floating | 1,072,395 | 0.13% | 268,099 | 6.959 | 0.00 | 703 | 96.22 | 41.82 | 67.20 | 100.00 | 0.00 | 6moL | 4.946 |
| 1/29 | 620,760 | 0.08% | 206,920 | 7.212 | 0.00 | 702 | 98.82 | 43.29 | 100.00 | 100.00 | 0.00 | 6moL | 5.511 |
| 2/28 | 488,232,412 | 61.32% | 140,377 | 7.569 | 0.00 | 655 | 99.24 | 41.55 | 90.21 | 99.82 | 16.67 | 6moL | 6.077 |
| 3/27 | 15,103,590 | 1.90% | 145,227 | 7.395 | 0.00 | 664 | 98.78 | 41.99 | 93.66 | 100.00 | 17.92 | 6moL | 5.808 |
| 5/25 | 11,277,377 | 1.42% | 150,365 | 7.398 | 0.00 | 676 | 98.47 | 42.26 | 88.73 | 100.00 | 18.93 | 6moL | 5.575 |
| 6Mo LIBOR I/O | 247,000 | 0.03% | 247,000 | 5.990 | 0.00 | 640 | 95.00 | 25.00 | 100.00 | 100.00 | 100.00 | 6moL | 4.625 |
| 2/28 I/O | 223,515,854 | 28.07% | 184,419 | 7.355 | 0.00 | 658 | 99.21 | 45.59 | 90.61 | 99.82 | 15.65 | 6moL | 5.757 |
| 3/27 I/O | 8,593,565 | 1.08% | 195,308 | 7.148 | 0.00 | 671 | 98.76 | 42.85 | 90.15 | 100.00 | 19.21 | 6moL | 5.617 |
| 5/25 I/O | 8,317,781 | 1.04% | 202,873 | 7.436 | 0.00 | 682 | 98.84 | 41.70 | 88.27 | 97.29 | 15.96 | 6moL | 5.435 |
| TOTAL POOL | 796,160,832 | 100.00% | 149,908 | 7.534 | 0.00 | 657 | 99.18 | 42.68 | 90.53 | 99.79 | 16.68 | | 5.955 |

**Appendix A**

## LIEN STATUS

| Lien Status | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|
| First Lien | 796,160,832 | 100.00% | 149,908 | 7.534 | 0.00 | 657 | 99.18 | 42.68 | 90.53 | 99.79 | 16.68 |
| TOTAL POOL | 796,160,832 | 100.00% | 149,908 | 7.534 | 0.00 | 657 | 99.18 | 42.68 | 90.53 | 99.79 | 16.68 |

## OCCUPANCY TYPE

| Occupancy Type | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Non-owner | 117,488 | 0.01% | 117,488 | 7.250 | 0.00 | 650 | 100.00 | 50.00 | 100.00 | 0.00 | 0.00 |
| Primary | 794,492,859 | 99.79% | 149,876 | 7.535 | 0.00 | 657 | 99.19 | 42.68 | 90.56 | 100.00 | 16.72 |
| Second Home | 1,550,485 | 0.19% | 172,276 | 7.154 | 0.00 | 724 | 95.53 | 41.75 | 74.81 | 0.00 | 0.00 |
| TOTAL POOL | 796,160,832 | 100.00% | 149,908 | 7.534 | 0.00 | 657 | 99.18 | 42.68 | 90.53 | 99.79 | 16.68 |

## PREPAYMENT PENALTY

| Prepayment Charges Term at Origination | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD / PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|
| 0 Months | 183,830,018 | 23.09% | 158,065 | 7.555 | 0.00 | 658 | 99.40 | 43.04 | 91.26 | 100.00 | 11.53 |
| 12 Months | 34,129,655 | 4.29% | 181,541 | 7.744 | 0.00 | 664 | 98.82 | 42.24 | 80.96 | 100.00 | 14.42 |
| 24 Months | 443,221,991 | 55.67% | 147,054 | 7.522 | 0.00 | 656 | 99.16 | 42.38 | 90.48 | 99.73 | 16.98 |
| 36 Months | 134,914,322 | 16.95% | 142,766 | 7.489 | 0.00 | 655 | 99.06 | 43.28 | 92.11 | 99.64 | 23.32 |
| 60 Months | 64,847 | 0.01% | 64,847 | 8.750 | 0.00 | 628 | 100.00 | 44.00 | 100.00 | 100.00 | 0.00 |
| TOTAL POOL | 796,160,832 | 100.00% | 149,908 | 7.534 | 0.00 | 657 | 99.18 | 42.68 | 90.53 | 99.79 | 16.68 |

## COLLATERAL DESCRIPTION BY LOAN GROUP

| Loan Group | Loan Type | Index | % of Pool | Gross WAC | Net WAC | WAM (mos) | Seasoning | Gross Margin | Net Margin | 1st Rate Cap | Subseq Rate Cap | Max Rate | Mos to Roll |
|---|---|---|---|---|---|---|---|---|---|---|---|---|---|
| Group I | Conforming | FRM / 6ML | 50.00% | 7.601 | 0.000 | 356.55 | 2.90 | 6.018 | 0.000 | 2.997 | 1.000 | 13.551 | 22 |
| Group II | Con/Non-Con | FRM / 6ML | 50.00% | 7.467 | 0.000 | 356.49 | 2.91 | 5.892 | 0.000 | 2.995 | 1.000 | 13.427 | 22 |
| TOTAL POOL | | FRM / 6ML | 100.00% | 7.534 | 0.000 | 356.52 | 2.91 | 5.955 | 0.000 | 2.996 | 1.000 | 13.489 | 22 |

## SECTION 32 LOANS

| | Total Balance Amount | %[2] | WA Loan Balance | WAC | % Covered by Mortgage Ins. | WA FICO | WA LTV | WA DTI | % SFD/ PUD | % Owner Occ | % Cashout Refi |
|---|---|---|---|---|---|---|---|---|---|---|---|
| Section 32 Loans | 0 | 0 | | | | | | | | | |
| Total | 796,160,832 | | | | | | | | | | |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# FFML 2004-FFH1 - M1 [ Pru Breakeven ]

| | | | |
|---|---|---|---|
| Balance | $25,875,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 6.61 | 6.72 |
| Mod Durn | 5.85 | 5.53 |
| Principal Writedown | 2,750.67 (0.01%) | 269.22 (0.00%) |
| Total Collat Loss | 160,888,121.94 (20.21%) | 156,229,684.71 (19.62%) |
| Total Collat Liquidation | 318,639,069.89 (40.02%) | 309,719,671.23 (38.90%) |
| LIBOR | Forward LIBOR | Forward LIBOR + 200bps |
| Prepay FRM | 100 PPC | 100 PPC |
| Prepay ARM | 35 CPR | 35 CPR |
| *Default* | 24.715 CDR | 23.657 CDR |
| Loss Severity | 50% | 50% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 18 | 18 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

# FFML 2004-FFH1 - M2 [ Pru Breakeven ]

| | | | |
|---|---|---|---|
| Balance | $23,885,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 7.29 | 7.40 |
| Mod Durn | 6.33 | 5.94 |
| Principal Writedown | 4,780.78 (0.02%) | 856.61 (0.00%) |
| Total Collat Loss | 138,697,580.54 (17.42%) | 133,908,240.24 (16.82%) |
| Total Collat Liquidation | 274,668,258.38 (34.50%) | 265,464,828.07 (33.34%) |
| LIBOR | Forward LIBOR | Forward LIBOR + 200bps |
| Prepay FRM | 100 PPC | 100 PPC |
| Prepay ARM | 35 CPR | 35 CPR |
| Default | 19.995 CDR | 19.033 CDR |
| Loss Severity | 50% | 50% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 18 | 18 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

# FFML 2004-FFH1 - M3 [ Pru Breakeven ]

| | | | |
|---|---|---|---|
| Balance | $15,923,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 8.36 | 8.49 |
| Mod Durn | 7.04 | 6.54 |
| Principal Writedown | 3,437.21 (0.02%) | 2,865.89 (0.02%) |
| Total Collat Loss | 123,625,499.35 (15.53%) | 118,729,170.84 (14.91%) |
| Total Collat Liquidation | 244,803,273.94 (30.75%) | 235,366,985.45 (29.56%) |
| LIBOR | Forward LIBOR | Forward LIBOR + 200bps |
| Prepay FRM | 100 PPC | 100 PPC |
| Prepay ARM | 35 CPR | 35 CPR |
| Default | 17.101 CDR | 16.194 CDR |
| Loss Severity | 50% | 50% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 18 | 18 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

# FFML 2004-FFH1 - M4 [ Pru Breakeven ]

| | | | |
|---|---|---|---|
| Balance | $13,933,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 8.98 | 9.11 |
| Mod Durn | 7.29 | 6.75 |
| Principal Writedown | 7,118.32 (0.05%) | 5,392.04 (0.04%) |
| Total Collat Loss | 110,139,079.44 (13.83%) | 105,132,491.88 (13.20%) |
| Total Collat Liquidation | 218,081,624.66 (27.39%) | 208,405,616.49 (26.18%) |
| | | |
| LIBOR | Forward LIBOR | Forward LIBOR + 200bps |
| Prepay FRM | 100 PPC | 100 PPC |
| Prepay ARM | 35 CPR | 35 CPR |
| Default | 14.700 CDR | 13.836 CDR |
| Loss Severity | 50% | 50% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 18 | 18 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

# FFML 2004-FFH1 - M5 [ Pru Breakeven ]

| | | | |
|---|---|---|---|
| Balance | $13,933,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 9.39 | 9.52 |
| Mod Durn | 7.48 | 6.90 |
| *Principal Writedown* | 2,779.92 (0.02%) | 231.86 (0.00%) |
| Total Collat Loss | 96,628,631.43 (12.14%) | 91,510,527.04 (11.49%) |
| Total Collat Liquidation | 191,314,458.14 (24.03%) | 181,393,975.62 (22.78%) |
| | | |
| LIBOR | Forward LIBOR | Forward LIBOR + 200bps |
| Prepay FRM | 100 PPC | 100 PPC |
| Prepay ARM | 35 CPR | 35 CPR |
| Default | 12.456 CDR | 11.632 CDR |
| Loss Severity | 50% | 50% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 18 | 18 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

# FFML 2004-FFH1 - M6 [ Pru Breakeven ]

| | | | |
|---|---|---|---|
| Balance | $11,942,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 10.05 | 10.20 |
| Mod Durn | 7.77 | 7.14 |
| Principal Writedown | 4,588.53 (0.04%) | 1,674.19 (0.01%) |
| Total Collat Loss | 84,877,680.96 (10.66%) | 79,658,225.83 (10.01%) |
| Total Collat Liquidation | 168,035,521.76 (21.11%) | 157,892,098.39 (19.83%) |
| | | |
| LIBOR | Forward LIBOR | Forward LIBOR + 200bps |
| Prepay FRM | 100 PPC | 100 PPC |
| Prepay ARM | 35 CPR | 35 CPR |
| Default | 10.624 CDR | 9.832 CDR |
| Loss Severity | 50% | 50% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 18 | 18 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

# FFML 2004-FFH1 - M7 [ Pru Breakeven ]

| | | | |
|---|---|---|---|
| Balance | $11,942,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 10.44 | 10.59 |
| Mod Durn | 7.87 | 7.21 |
| Principal Writedown | 6,759.64 (0.06%) | 6,590.97 (0.06%) |
| Total Collat Loss | 73,020,008.69 (9.17%) | 67,665,955.19 (8.50%) |
| Total Collat Liquidation | 144,547,835.62 (18.16%) | 134,113,907.23 (16.85%) |
| LIBOR | Forward LIBOR | Forward LIBOR + 200bps |
| Prepay FRM | 100 PPC | 100 PPC |
| Prepay ARM | 35 CPR | 35 CPR |
| *Default* | 8.879 CDR | 8.113 CDR |
| Loss Severity | 50% | 50% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 18 | 18 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

# FFML 2004-FFH1 - M8 [ Pru Breakeven ]

| | | | |
|---|---|---|---|
| Balance | $11,146,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 10.96 | 11.13 |
| Mod Durn | 8.09 | 7.39 |
| Principal Writedown | 5,656.30 (0.05%) | 2,043.44 (0.02%) |
| Total Collat Loss | 61,560,766.67 (7.73%) | 56,175,036.82 (7.06%) |
| Total Collat Liquidation | 121,852,380.63 (15.30%) | 111,331,534.83 (13.98%) |
| LIBOR | Forward LIBOR | Forward LIBOR + 200bps |
| Prepay FRM | 100 PPC | 100 PPC |
| Prepay ARM | 35 CPR | 35 CPR |
| Default | 7.284 CDR | 6.555 CDR |
| Loss Severity | 50% | 50% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 18 | 18 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

# FFML 2004-FFH1 - M9 [ Pru Breakeven ]

| | | | |
|---|---|---|---|
| Balance | $9,554,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 11.62 | 11.84 |
| Mod Durn | 7.81 | 7.16 |
| Principal Writedown | 7,464.80 (0.08%) | 4,595.41 (0.05%) |
| Total Collat Loss | 51,179,633.65 (6.43%) | 46,007,691.01 (5.78%) |
| Total Collat Liquidation | 101,295,115.45 (12.72%) | 91,175,207.58 (11.45%) |
| LIBOR | Forward LIBOR | Forward LIBOR + 200bps |
| Prepay FRM | 100 PPC | 100 PPC |
| Prepay ARM | 35 CPR | 35 CPR |
| Default | 5.911 CDR | 5.244 CDR |
| Loss Severity | 50% | 50% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 18 | 18 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

**First Franklin Mortgage Loan Trust 2004-FFH1**
**NetWAC Schedule**
FRM PPC: 100%
ARM CPR: 35%
ɔR plus 0.00 % over 0 Mos

| Period | 1 Mo LIBOR | 6 Mo LIBOR | Effective Subordinate NetWac Cap | Call Eligible |
|---|---|---|---|---|
| 1 | 1.10000 | 1.16800 | 8.10 | No |
| 2 | 1.11900 | 1.20400 | 7.02 | No |
| 3 | 1.13800 | 1.24900 | 6.80 | No |
| 4 | 1.17500 | 1.30600 | 7.03 | No |
| 5 | 1.20600 | 1.37400 | 6.80 | No |
| 6 | 1.25100 | 1.45700 | 6.80 | No |
| 7 | 1.31400 | 1.55200 | 7.03 | No |
| 8 | 1.38900 | 1.65500 | 6.80 | No |
| 9 | 1.47700 | 1.76700 | 7.03 | No |
| 10 | 1.58100 | 1.88600 | 6.81 | No |
| 11 | 1.70100 | 2.00800 | 6.81 | No |
| 12 | 1.81800 | 2.13300 | 7.54 | No |
| 13 | 1.93000 | 2.26000 | 6.81 | No |
| 14 | 2.05700 | 2.38600 | 7.04 | No |
| 15 | 2.18300 | 2.51300 | 6.81 | No |
| 16 | 2.30800 | 2.63400 | 7.04 | No |
| 17 | 2.44600 | 2.74300 | 6.81 | No |
| 18 | 2.56900 | 2.82900 | 6.81 | No |
| 19 | 2.68100 | 2.90800 | 7.04 | No |
| 20 | 2.81000 | 2.98800 | 6.82 | No |
| 21 | 2.90400 | 3.06600 | 7.05 | No |
| 22 | 2.95000 | 3.14500 | 8.17 | No |
| 23 | 2.96100 | 3.23300 | 8.19 | No |
| 24 | 3.03600 | 3.33600 | 9.06 | No |
| 25 | 3.15700 | 3.44300 | 8.18 | No |
| 26 | 3.26700 | 3.54300 | 8.46 | No |
| 27 | 3.37300 | 3.63800 | 8.18 | No |
| 28 | 3.47400 | 3.72700 | 8.95 | No |
| 29 | 3.57200 | 3.80900 | 8.67 | No |
| 30 | 3.66400 | 3.88500 | 8.67 | No |
| 31 | 3.74900 | 3.95200 | 8.96 | No |
| 32 | 3.82800 | 4.01300 | 8.66 | No |
| 33 | 3.89900 | 4.06900 | 8.96 | No |
| 34 | 3.96200 | 4.12200 | 9.04 | No |
| 35 | 4.01600 | 4.17400 | 9.06 | No |
| 36 | 4.06100 | 4.22500 | 10.03 | No |
| 37 | 4.10700 | 4.27700 | 9.05 | No |
| 38 | 4.16100 | 4.32900 | 9.35 | No |
| 39 | 4.21400 | 4.38000 | 9.05 | No |
| 40 | 4.26600 | 4.43100 | 9.62 | No |
| 41 | 4.31700 | 4.48000 | 9.31 | No |
| 42 | 4.36600 | 4.52900 | 9.31 | No |
| 43 | 4.41500 | 4.57700 | 9.61 | No |
| 44 | 4.46300 | 4.62600 | 9.30 | No |
| 45 | 4.51100 | 4.67500 | 9.61 | No |
| 46 | 4.55800 | 4.72400 | 9.54 | No |
| 47 | 4.60400 | 4.77200 | 9.54 | No |
| 48 | 4.65000 | 4.81800 | 10.19 | No |
| 49 | 4.70100 | 4.86000 | 9.53 | No |
| 50 | 4.75200 | 4.89800 | 9.85 | No |
| 51 | 4.79900 | 4.93000 | 9.53 | No |
| 52 | 4.83900 | 4.95500 | 10.03 | No |
| 53 | 4.87400 | 4.97300 | 9.71 | No |
| 54 | 4.90200 | 4.98400 | 9.70 | No |
| 55 | 4.92400 | 4.98800 | 10.02 | No |
| 56 | 4.93900 | 4.98900 | 9.70 | No |
| 57 | 4.94600 | 4.99600 | 10.02 | No |
| 58 | 4.94600 | 5.00900 | 9.79 | No |
| 59 | 4.93800 | 5.02800 | 9.79 | No |
| 60 | 4.92200 | 5.05600 | 10.84 | No |
| 61 | 4.93400 | 5.09400 | 9.78 | No |
| 62 | 4.97800 | 5.13500 | 10.10 | No |
| 63 | 5.02100 | 5.17500 | 9.77 | No |
| 64 | 5.06200 | 5.21300 | 10.27 | No |
| 65 | 5.10200 | 5.24900 | 9.94 | No |
| 66 | 5.14000 | 5.28300 | 9.93 | No |
| 67 | 5.17700 | 5.31500 | 10.26 | No |
| 68 | 5.21100 | 5.34600 | 9.92 | Yes |
| 69 | 5.24400 | 5.37400 | 10.25 | Yes |
| 70 | 5.27500 | 5.40000 | 10.06 | Yes |
| 71 | 5.30300 | 5.42300 | 10.06 | Yes |
| 72 | 5.33000 | 5.44500 | 11.13 | Yes |
| 73 | 5.35400 | 5.46400 | 10.05 | Yes |
| 74 | 5.37600 | 5.48000 | 10.37 | Yes |
| 75 | 5.39600 | 5.49400 | 10.03 | Yes |
| 76 | 5.41400 | 5.50500 | 10.45 | Yes |
| 77 | 5.42800 | 5.51400 | 10.10 | Yes |
| 78 | 5.44100 | 5.51900 | 10.10 | Yes |
| 79 | 5.45000 | 5.52200 | 10.43 | Yes |

**First Franklin Mortgage Loan Trust 2004-FFH1**
**NetWAC Schedule**
FRM PPC: 100%
ARM CPR: 35%
Fwrd LIBOR plus 2.00% over 1 Mos

| Period | 1 Mo LIBOR | 6 Mo LIBOR | NetWac Cap | Call Eligible |
|---|---|---|---|---|
| 1 | 1.10000 | 1.16800 | 8.10 | No |
| 2 | 3.11900 | 3.20400 | 7.02 | No |
| 3 | 3.13800 | 3.24900 | 6.80 | No |
| 4 | 3.17500 | 3.30600 | 7.03 | No |
| 5 | 3.20600 | 3.37400 | 6.80 | No |
| 6 | 3.25100 | 3.45700 | 6.80 | No |
| 7 | 3.31400 | 3.55200 | 7.03 | No |
| 8 | 3.38900 | 3.65500 | 6.81 | No |
| 9 | 3.47700 | 3.76700 | 7.03 | No |
| 10 | 3.58100 | 3.88600 | 6.81 | No |
| 11 | 3.70100 | 4.00800 | 6.81 | No |
| 12 | 3.81800 | 4.13300 | 7.54 | No |
| 13 | 3.93000 | 4.26000 | 6.81 | No |
| 14 | 4.05700 | 4.38600 | 7.04 | No |
| 15 | 4.18300 | 4.51300 | 6.81 | No |
| 16 | 4.30800 | 4.63400 | 7.04 | No |
| 17 | 4.44600 | 4.74300 | 6.82 | No |
| 18 | 4.56900 | 4.82900 | 6.82 | No |
| 19 | 4.68100 | 4.90800 | 7.05 | No |
| 20 | 4.81000 | 4.98800 | 6.82 | No |
| 21 | 4.90400 | 5.06600 | 7.06 | No |
| 22 | 4.95000 | 5.14500 | 9.32 | No |
| 23 | 4.96100 | 5.23300 | 9.35 | No |
| 24 | 5.03600 | 5.33600 | 10.35 | No |
| 25 | 5.15700 | 5.44300 | 9.35 | No |
| 26 | 5.26700 | 5.54300 | 9.66 | No |
| 27 | 5.37300 | 5.63800 | 9.35 | No |
| 28 | 5.47400 | 5.72700 | 10.50 | No |
| 29 | 5.57200 | 5.80900 | 10.17 | No |
| 30 | 5.66400 | 5.88500 | 10.17 | No |
| 31 | 5.74900 | 5.95200 | 10.51 | No |
| 32 | 5.82800 | 6.01300 | 10.16 | No |
| 33 | 5.89900 | 6.06900 | 10.50 | No |
| 34 | 5.96200 | 6.12200 | 10.72 | No |
| 35 | 6.01600 | 6.17400 | 10.74 | No |
| 36 | 6.06100 | 6.22500 | 11.88 | No |
| 37 | 6.10700 | 6.27700 | 10.73 | No |
| 38 | 6.16100 | 6.32900 | 11.08 | No |
| 39 | 6.21400 | 6.38000 | 10.72 | No |
| 40 | 6.26600 | 6.43100 | 11.35 | No |
| 41 | 6.31700 | 6.48000 | 10.99 | No |
| 42 | 6.36600 | 6.52900 | 10.98 | No |
| 43 | 6.41500 | 6.57700 | 11.34 | No |
| 44 | 6.46300 | 6.62600 | 10.97 | No |
| 45 | 6.51100 | 6.67500 | 11.33 | No |
| 46 | 6.55800 | 6.72400 | 11.22 | No |
| 47 | 6.60400 | 6.77200 | 11.22 | No |
| 48 | 6.65000 | 6.81800 | 11.99 | No |
| 49 | 6.70100 | 6.86000 | 11.21 | No |
| 50 | 6.75200 | 6.89800 | 11.57 | No |
| 51 | 6.79900 | 6.93000 | 11.20 | No |
| 52 | 6.83900 | 6.95500 | 11.76 | No |
| 53 | 6.87400 | 6.97300 | 11.38 | No |
| 54 | 6.90200 | 6.98400 | 11.37 | No |
| 55 | 6.92400 | 6.98800 | 11.74 | No |
| 56 | 6.93900 | 6.98900 | 11.36 | No |
| 57 | 6.94600 | 6.99600 | 11.73 | No |
| 58 | 6.94600 | 7.00900 | 11.45 | No |
| 59 | 6.93800 | 7.02800 | 11.44 | No |
| 60 | 6.92200 | 7.05600 | 12.66 | No |
| 61 | 6.93400 | 7.09400 | 11.43 | No |
| 62 | 6.97800 | 7.13500 | 11.80 | No |
| 63 | 7.02100 | 7.17500 | 11.41 | No |
| 64 | 7.06200 | 7.21300 | 11.97 | No |
| 65 | 7.10200 | 7.24900 | 11.58 | No |
| 66 | 7.14000 | 7.28300 | 11.57 | No |
| 67 | 7.17700 | 7.31500 | 11.95 | No |
| 68 | 7.21100 | 7.34600 | 11.55 | Yes |
| 69 | 7.24400 | 7.37400 | 11.93 | Yes |
| 70 | 7.27500 | 7.40000 | 11.69 | Yes |
| 71 | 7.30300 | 7.42300 | 11.68 | Yes |
| 72 | 7.33000 | 7.44500 | 12.93 | Yes |
| 73 | 7.35400 | 7.46400 | 11.66 | Yes |
| 74 | 7.37600 | 7.48000 | 12.04 | Yes |
| 75 | 7.39600 | 7.49400 | 11.64 | Yes |
| 76 | 7.41400 | 7.50500 | 12.10 | Yes |
| 77 | 7.42800 | 7.51400 | 11.70 | Yes |
| 78 | 7.44100 | 7.51900 | 11.69 | Yes |
| 79 | 7.45000 | 7.52200 | 12.07 | Yes |

| | | | | |
|---|---|---|---|---|
| 80 | 5.45800 | 5.52400 | 10.08 | Yes |
| 81 | 5.46200 | 5.52800 | 10.41 | Yes |
| 82 | 5.46300 | 5.53300 | 10.09 | Yes |
| 83 | 5.46200 | 5.54100 | 10.08 | Yes |
| 84 | 5.45700 | 5.55100 | 11.16 | Yes |
| 85 | 5.46200 | 5.56500 | 10.07 | Yes |
| 86 | 5.47800 | 5.58100 | 10.40 | Yes |
| 87 | 5.49300 | 5.59700 | 10.06 | Yes |
| 88 | 5.50900 | 5.61200 | 10.44 | Yes |
| 89 | 5.52400 | 5.62800 | 10.10 | Yes |
| 90 | 5.53900 | 5.64300 | 10.09 | Yes |
| 91 | 5.55500 | 5.65900 | 10.42 | Yes |
| 92 | 5.57000 | 5.67500 | 10.08 | Yes |
| 93 | 5.58500 | 5.69000 | 10.41 | Yes |
| 94 | 5.60000 | 5.70600 | 10.13 | Yes |
| 95 | 5.61500 | 5.72200 | 10.12 | Yes |
| 96 | 5.63000 | 5.73800 | 10.81 | Yes |
| 97 | 5.64600 | 5.75400 | 10.11 | Yes |
| 98 | 5.66100 | 5.77000 | 10.44 | Yes |
| 99 | 5.67700 | 5.78700 | 10.09 | Yes |
| 100 | 5.69300 | 5.80400 | 10.49 | Yes |
| 101 | 5.70900 | 5.82100 | 10.14 | Yes |
| 102 | 5.72500 | 5.83800 | 10.14 | Yes |
| 103 | 5.74200 | 5.85600 | 10.46 | Yes |
| 104 | 5.75800 | 5.87400 | 10.12 | Yes |
| 105 | 5.77600 | 5.89200 | 10.44 | Yes |
| 106 | 5.79300 | 5.91100 | 10.17 | Yes |

| | | | | |
|---|---|---|---|---|
| 80 | 7.45800 | 7.52400 | 11.67 | Yes |
| 81 | 7.46200 | 7.52800 | 12.05 | Yes |
| 82 | 7.46300 | 7.53300 | 11.66 | Yes |
| 83 | 7.46200 | 7.54100 | 11.64 | Yes |
| 84 | 7.45700 | 7.55100 | 12.88 | Yes |
| 85 | 7.46200 | 7.56500 | 11.62 | Yes |
| 86 | 7.47800 | 7.58100 | 12.00 | Yes |
| 87 | 7.49300 | 7.59700 | 11.60 | Yes |
| 88 | 7.50900 | 7.61200 | 11.99 | Yes |
| 89 | 7.52400 | 7.62800 | 11.59 | Yes |
| 90 | 7.53900 | 7.64300 | 11.58 | Yes |
| 91 | 7.55500 | 7.65900 | 11.96 | Yes |
| 92 | 7.57000 | 7.67500 | 11.56 | Yes |
| 93 | 7.58500 | 7.69000 | 11.93 | Yes |
| 94 | 7.60000 | 7.70600 | 11.54 | Yes |
| 95 | 7.61500 | 7.72200 | 11.53 | Yes |
| 96 | 7.63000 | 7.73800 | 12.31 | Yes |
| 97 | 7.64600 | 7.75400 | 11.50 | Yes |
| 98 | 7.66100 | 7.77000 | 11.87 | Yes |
| 99 | 7.67700 | 7.78700 | 11.47 | Yes |
| 100 | 7.69300 | 7.80400 | 11.84 | Yes |
| 101 | 7.70900 | 7.82100 | 11.45 | Yes |
| 102 | 7.72500 | 7.83800 | 11.44 | Yes |
| 103 | 7.74200 | 7.85600 | 11.80 | Yes |
| 104 | 7.75800 | 7.87400 | 11.41 | Yes |
| 105 | 7.77600 | 7.89200 | 11.77 | Yes |
| 106 | 7.79300 | 7.91100 | 11.38 | Yes |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# FFML 2004-FFH1_MKT / B [ Braddock Breakeven ]

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| Principal Writedown | 0.00 (0.00%) | 370.03 (0.00%) |
| Total Collat Loss | 33,446,467.14 (4.20%) | 43,643,348.77 (5.48%) |
| Total Collat Liquidation | 60,405,934.13 (7.59%) | 78,826,271.64 (9.90%) |

| | | |
|---|---|---|
| LIBOR | Forward | Forward |
| Prepay FRM | 115 PPC | 115 PPC |
| Prepay ARM | 100 PPC | 100 PPC |
| Default | 100 *braddock_ff_cdr_ramp | 133.558 *braddock_ff_cdr_ramp |
| Loss Severity | 55% | 55% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 12 | 12 |
| Delinq Trigger | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) |

The information contained herein has been prepared solely for the use of Greenwich Capital Markets, Inc. and has not been independently verified by Greenwich Capital Markets, Inc. Accordingly, Greenwich Capital Markets, Inc. makes no express or implied representations or warranties of any kind and expressly disclaims all liability for any use or misuse of the contents hereof. Greenwich Capital Markets, Inc. assumes no responsibility for the accuracy of any material contained herein.

The information contained herein will be superseded by the description of the mortgage loans contained in the prospectus supplement. Such information supersedes the information in all prior collateral term sheets, if any.

First Franklin 2004-FFH1

| Principal Balances ($) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| a. 0 - 50,000 | 179 | 7,577,100.90 | 0.95 | 99.74 | 653 |
| b. 50,001 - 100,000 | 1,504 | 118,054,976.92 | 14.83 | 99.6 | 648 |
| c. 100,001 - 150,000 | 1,598 | 200,100,664.08 | 25.13 | 99.43 | 651 |
| d. 150,001 - 200,000 | 986 | 169,653,535.69 | 21.31 | 99.24 | 654 |
| e. 200,001 - 250,000 | 417 | 93,071,905.78 | 11.69 | 99.02 | 657 |
| f. 250,001 - 300,000 | 278 | 76,508,248.25 | 9.61 | 98.91 | 665 |
| g. 300,001 - 350,000 | 156 | 50,703,512.52 | 6.37 | 98.52 | 662 |
| h. 350,001 - 400,000 | 95 | 35,341,458.35 | 4.44 | 98.51 | 669 |
| i. 400,001 - 450,000 | 65 | 27,750,954.45 | 3.49 | 98.49 | 678 |
| j. 450,001 - 500,000 | 12 | 5,676,132.20 | 0.71 | 99.52 | 673 |
| k. 500,001 - 550,000 | 13 | 6,911,202.23 | 0.87 | 98.45 | 695 |
| l. 550,001 - 600,000 | 5 | 2,894,966.86 | 0.36 | 99.03 | 726 |
| l. 600,001 - 650,000 | 2 | 1,258,361.16 | 0.16 | 100 | 723 |
| l. 650,001 - 700,000 | 1 | 657,812.70 | 0.08 | 100 | 702 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| Fico Score | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| e. 561 - 580 | 2 | 158,933.14 | 0.02 | 100 | 569 |
| f. 581 - 600 | 71 | 9,398,247.29 | 1.18 | 99.32 | 600 |
| g. 601 - 620 | 1,201 | 162,056,289.66 | 20.35 | 98.85 | 610 |
| h. 621 - 640 | 1,023 | 139,580,324.60 | 17.53 | 99.19 | 630 |
| i. 641 - 660 | 1,198 | 185,399,626.76 | 23.29 | 99.34 | 650 |
| j. 661 - 680 | 713 | 112,484,427.33 | 14.13 | 99.32 | 670 |
| k. 681 - 700 | 382 | 62,076,347.73 | 7.80 | 99.19 | 690 |
| l. 701 - 720 | 288 | 49,620,122.75 | 6.23 | 99.13 | 709 |
| m. 721 - 740 | 200 | 33,793,159.88 | 4.24 | 99.38 | 730 |
| n. 741 - 760 | 136 | 23,280,413.69 | 2.92 | 99.1 | 751 |
| o. 761 - 780 | 70 | 13,718,789.95 | 1.72 | 99.44 | 769 |
| p. 781 - 800 | 21 | 3,133,116.43 | 0.39 | 99.39 | 789 |
| q. 800 + | 6 | 1,461,032.88 | 0.18 | 98.84 | 808 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| LTV Ratio (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| k. 90.01 - 95.00 | 638 | 119,093,792.56 | 14.96 | 95 | 651 |
| l. 95.01 - 100.00 | 4,673 | 677,067,039.53 | 85.04 | 99.92 | 658 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| Note Rate (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| 05.001-5.500 | 2 | 600,189.76 | 0.08 | 97.12 | 739 |
| 05.501-6.000 | 53 | 11,075,336.83 | 1.39 | 96.91 | 705 |
| 06.001-6.500 | 315 | 59,150,740.84 | 7.43 | 98.46 | 682 |
| 06.501-7.000 | 965 | 171,872,325.97 | 21.59 | 98.93 | 673 |
| 07.001-7.500 | 1,135 | 177,774,106.35 | 22.33 | 99.13 | 662 |
| 07.501-8.000 | 1,340 | 189,565,966.61 | 23.81 | 99.35 | 647 |
| 08.001-8.500 | 836 | 107,876,570.01 | 13.55 | 99.71 | 634 |
| 08.501-9.000 | 488 | 60,268,857.78 | 7.57 | 99.6 | 636 |
| 09.001-9.500 | 137 | 14,440,789.80 | 1.81 | 99.57 | 635 |
| 09.501-10.000 | 29 | 2,500,097.19 | 0.31 | 99.17 | 638 |
| 10.001-10.500 | 9 | 790,161.15 | 0.10 | 99.62 | 682 |
| 10.501-11.000 | 2 | 245,689.80 | 0.03 | 100 | 725 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| Maximum Rate (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| N/A | 349 | 39,180,098.27 | 4.92 | 98.9 | 658 |
| 08.501-9.000 | 1 | 291,257.30 | 0.04 | 95 | 703 |
| 11.001-11.500 | 2 | 600,189.76 | 0.08 | 97.12 | 739 |
| 11.501-12.000 | 53 | 11,096,816.42 | 1.39 | 97 | 707 |
| 12.001-12.500 | 316 | 59,548,565.63 | 7.48 | 98.43 | 683 |
| 12.501-13.000 | 953 | 169,098,536.52 | 21.24 | 98.95 | 673 |
| 13.001-13.500 | 1,112 | 174,824,880.64 | 21.96 | 99.15 | 662 |
| 13.501-14.000 | 1,266 | 179,709,719.26 | 22.57 | 99.41 | 645 |
| 14.001-14.500 | 762 | 99,635,378.45 | 12.51 | 99.76 | 633 |
| 14.501-15.000 | 392 | 50,507,591.80 | 6.34 | 99.63 | 634 |
| 15.001-15.500 | 88 | 10,070,653.36 | 1.26 | 99.65 | 635 |
| 15.501-16.000 | 12 | 1,089,883.78 | 0.14 | 98.74 | 645 |
| 16.001-16.500 | 5 | 507,260.90 | 0.06 | 100 | 706 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| Minimum Rate (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| N/A | 349 | 39,180,098.27 | 4.92 | 98.9 | 658 |
| 05.001-5.500 | 2 | 600,189.76 | 0.08 | 97.12 | 739 |
| 05.501-6.000 | 52 | 10,897,453.44 | 1.37 | 96.94 | 706 |
| 06.001-6.500 | 315 | 59,150,740.84 | 7.43 | 98.46 | 682 |
| 06.501-7.000 | 954 | 169,599,717.46 | 21.30 | 98.94 | 673 |
| 07.001-7.500 | 1,113 | 174,920,887.47 | 21.97 | 99.15 | 662 |
| 07.501-8.000 | 1,267 | 180,000,976.56 | 22.61 | 99.4 | 645 |
| 08.001-8.500 | 762 | 99,635,378.45 | 12.51 | 99.76 | 633 |
| 08.501-9.000 | 392 | 50,507,591.80 | 6.34 | 99.63 | 634 |
| 09.001-9.500 | 88 | 10,070,653.36 | 1.26 | 99.65 | 635 |
| 09.501-10.000 | 12 | 1,089,883.78 | 0.14 | 98.74 | 645 |
| 10.001-10.500 | 5 | 507,260.90 | 0.06 | 100 | 706 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| Margin (%) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| N/A | 349 | 39,180,098.27 | 4.92 | 98.9 | 658 |
| 03.001-3.500 | 1 | 346,750.00 | 0.04 | 95 | 630 |
| 03.501-4.000 | 5 | 756,678.71 | 0.10 | 100 | 640 |
| 04.001-4.500 | 4 | 775,201.31 | 0.10 | 98.72 | 692 |
| 04.501-5.000 | 184 | 38,365,221.35 | 4.82 | 98.07 | 720 |
| 05.001-5.500 | 920 | 168,097,470.63 | 21.11 | 99.05 | 679 |
| 05.501-6.000 | 1,438 | 230,699,092.41 | 28.98 | 99.18 | 654 |
| 06.001-6.500 | 1,387 | 192,960,964.30 | 24.24 | 99.37 | 646 |
| 06.501-7.000 | 791 | 101,134,888.85 | 12.70 | 99.44 | 632 |
| 07.001-7.500 | 216 | 22,553,000.24 | 2.83 | 99.71 | 618 |
| 07.501-8.000 | 12 | 989,072.37 | 0.12 | 99.18 | 620 |
| 08.001-8.500 | 3 | 213,532.93 | 0.03 | 99.99 | 610 |
| 08.501-9.000 | 1 | 88,860.72 | 0.01 | 100 | 683 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| Prepay Term (months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| 0 | 1,163 | 183,830,017.72 | 23.09 | 99.4 | 658 |
| 12 | 188 | 34,129,654.60 | 4.29 | 98.82 | 664 |
| 24 | 3,014 | 443,221,990.53 | 55.67 | 99.16 | 656 |
| 36 | 945 | 134,914,322.34 | 16.95 | 99.06 | 655 |
| 60 | 1 | 64,846.90 | 0.01 | 100 | 628 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| Lien | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| 1 | 5,311 | 796,160,832.09 | 100.00 | 99.18 | 657 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| Remaining Term (months) | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| 121-180 | 26 | 2,444,444.11 | 0.31 | 98.66 | 673 |
| 181-240 | 2 | 98,875.37 | 0.01 | 100 | 708 |
| 341-360 | 5,283 | 793,617,512.61 | 99.68 | 99.18 | 657 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| Property Type | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| 2 Units | 167 | 31,804,745.73 | 3.99 | 98.92 | 670 |
| 3 Units | 3 | 842,369.89 | 0.11 | 100 | 622 |
| Condominium | 295 | 42,774,355.47 | 5.37 | 99.03 | 664 |
| PUD | 837 | 156,592,092.38 | 19.67 | 99.29 | 656 |
| Single Family | 4,009 | 564,147,268.62 | 70.86 | 99.18 | 655 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| Occupancy | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| Non-owner | 1 | 117,488.01 | 0.01 | 100 | 650 |
| Primary | 5,301 | 794,492,859.02 | 99.79 | 99.19 | 657 |
| Second Home | 9 | 1,550,485.06 | 0.19 | 95.53 | 724 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| Loan Purpose | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| Cash Out Refinance | 796 | 132,812,561.02 | 16.68 | 98.12 | 645 |
| Purchase | 4,279 | 628,022,438.43 | 78.88 | 99.45 | 659 |
| Rate/Term Refinance | 236 | 35,325,832.64 | 4.44 | 98.44 | 650 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| State | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| Alabama | 55 | 5,739,642.86 | 0.72 | 99.5 | 642 |
| Arizona | 88 | 14,650,482.78 | 1.84 | 99.43 | 658 |
| Arkansas | 31 | 3,376,623.74 | 0.42 | 99.72 | 650 |
| California | 392 | 97,946,891.18 | 12.30 | 98.69 | 669 |
| Colorado | 67 | 12,731,677.37 | 1.60 | 99.01 | 664 |
| Connecticut | 37 | 6,267,298.59 | 0.79 | 99.09 | 652 |
| Delaware | 4 | 320,179.60 | 0.04 | 98.49 | 657 |
| District of Columbia | 5 | 1,319,809.97 | 0.17 | 100 | 689 |
| Florida | 494 | 71,980,607.65 | 9.04 | 99.13 | 662 |
| Georgia | 358 | 57,778,636.25 | 7.26 | 99.48 | 651 |
| Idaho | 16 | 1,685,926.02 | 0.21 | 99.2 | 634 |
| Illinois | 256 | 38,842,890.06 | 4.88 | 98.93 | 655 |
| Indiana | 137 | 12,286,513.67 | 1.54 | 99.6 | 639 |
| Iowa | 66 | 5,167,264.77 | 0.65 | 99.74 | 654 |
| Kansas | 55 | 5,479,893.20 | 0.69 | 99.36 | 649 |
| Kentucky | 85 | 9,893,936.28 | 1.24 | 99.22 | 649 |
| Louisiana | 20 | 1,864,804.27 | 0.23 | 99.35 | 654 |
| Maine | 17 | 1,948,023.22 | 0.24 | 99.83 | 649 |
| Maryland | 75 | 14,580,931.69 | 1.83 | 99.09 | 661 |
| Massachusetts | 94 | 19,122,271.83 | 2.40 | 99.26 | 666 |
| Michigan | 349 | 48,051,289.73 | 6.04 | 98.99 | 651 |
| Minnesota | 113 | 19,789,337.94 | 2.49 | 99.16 | 657 |
| Missouri | 111 | 13,773,419.41 | 1.73 | 99.22 | 646 |
| Nebraska | 25 | 2,440,323.15 | 0.31 | 99.51 | 645 |
| Nevada | 78 | 14,095,522.90 | 1.77 | 99.34 | 662 |
| New Hampshire | 33 | 6,113,797.52 | 0.77 | 99.61 | 665 |
| New Jersey | 78 | 14,862,894.54 | 1.87 | 99.19 | 660 |
| New Mexico | 13 | 1,939,625.32 | 0.24 | 98.35 | 652 |
| New York | 229 | 39,056,678.79 | 4.91 | 98.9 | 672 |
| North Carolina | 321 | 46,384,540.43 | 5.83 | 99.84 | 646 |
| Ohio | 403 | 45,027,264.25 | 5.66 | 99.31 | 648 |
| Oklahoma | 24 | 2,184,980.90 | 0.27 | 99.52 | 647 |
| Oregon | 133 | 22,168,374.01 | 2.78 | 99.14 | 661 |
| Pennsylvania | 127 | 13,082,521.16 | 1.64 | 99.35 | 652 |
| Rhode Island | 16 | 3,114,073.64 | 0.39 | 100 | 665 |
| South Carolina | 154 | 18,548,897.45 | 2.33 | 99.82 | 649 |
| South Dakota | 5 | 549,124.30 | 0.07 | 100 | 647 |
| Tennessee | 110 | 10,916,093.90 | 1.37 | 98.92 | 643 |
| Texas | 343 | 43,533,947.57 | 5.47 | 99.43 | 655 |
| Utah | 52 | 8,154,534.59 | 1.02 | 98.7 | 667 |
| Vermont | 6 | 1,342,620.02 | 0.17 | 99.31 | 648 |
| Virginia | 65 | 11,785,009.50 | 1.48 | 99.05 | 645 |
| Washington | 83 | 15,841,846.95 | 1.99 | 98.37 | 654 |
| West Virginia | 1 | 41,932.43 | 0.01 | 100 | 639 |
| Wisconsin | 83 | 9,855,893.71 | 1.24 | 99.22 | 649 |
| Wyoming | 4 | 521,982.98 | 0.07 | 98.7 | 644 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

| Product | Number of Mortgage Loans | Principal Balance Outstanding as of the Cutoff Date | % of Aggregate Principal Balance Outstanding as of the Cutoff Date | WA-Ltv | WA-Fico |
|---|---|---|---|---|---|
| 1/29 6 Mo LIBOR ARM | 3 | 620,759.69 | 0.08 | 98.82 | 702 |
| 2/28 6 Mo LIBOR ARM | 3,478 | 488,232,411.90 | 61.32 | 99.24 | 655 |
| 3/27 6 Mo LIBOR ARM | 104 | 15,103,589.57 | 1.90 | 98.78 | 664 |
| 5/25 6 Mo LIBOR ARM | 75 | 11,277,377.16 | 1.42 | 98.47 | 676 |
| 5YR IO 2/28 6 Mo LIBOR ARM | 1,212 | 223,515,854.03 | 28.07 | 99.21 | 658 |
| 5YR IO 3/27 6 Mo LIBOR ARM | 44 | 8,593,565.47 | 1.08 | 98.76 | 671 |
| 5YR IO 5/25 6 Mo LIBOR ARM | 41 | 8,317,781.07 | 1.04 | 98.84 | 682 |
| 5YR IO 6 Mo LIBOR ARM | 1 | 247,000.00 | 0.03 | 95 | 640 |
| 6 Mo LIBOR ARM | 4 | 1,072,394.93 | 0.13 | 96.22 | 703 |
| BALLOON 15/30 | 1 | 84,430.26 | 0.01 | 95 | 635 |
| Fixed Rate | 348 | 39,095,668.01 | 4.91 | 98.91 | 658 |
| **TOTAL POOL** | **5,311** | **796,160,832.09** | **100.00** | **99.18** | **657** |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## Z_FFML04FH1_MKT2 - Price/Yield - M2

| | | | |
|---|---|---|---|
| Balance | $23,885,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 6.97 | 3.74 | 2.65 | 2.09 |
| Mod Durn | 6.12 | 3.55 | 2.58 | 2.05 |
| Principal Writedown | 0.00 (0.00%) | 989.57 (0.00%) | 500.73 (0.00%) | 246.44 (0.00%) |
| Total Collat Loss | 176,167,896.76 (22.13%) | 141,701,151.25 (17.80%) | 126,090,799.36 (15.84%) | 117,674,714.85 (14.78%) |
| Total Collat Liquidation | 440,419,741.91 (55.32%) | 354,252,878.12 (44.50%) | 315,226,998.41 (39.59%) | 294,186,787.14 (36.95%) |
| | | | | |
| LIBOR | Forward | Forward | Forward | Forward |
| Prepay | 50 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 200 PricingSpeed |
| Default | 55.55 *StateStreet | 71.575 *StateStreet | 105.095 *StateStreet | 160.94 *StateStreet |
| Loss Severity | 40% | 40% | 40% | 40% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 0 | 0 | 0 | 0 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

| | | | | |
|---|---|---|---|---|
| WAL | 9.25 | 3.99 | 2.77 | 2.14 |
| Mod Durn | 6.96 | 3.59 | 2.59 | 2.04 |
| Principal Writedown | 0.00 (0.00%) | 650.01 (0.00%) | 231.60 (0.00%) | 480.83 (0.00%) |
| Total Collat Loss | 165,525,021.55 (20.79%) | 133,194,940.06 (16.73%) | 119,106,171.71 (14.96%) | 112,523,982.63 (14.13%) |
| Total Collat Liquidation | 413,812,553.86 (51.98%) | 332,987,350.14 (41.82%) | 297,765,429.27 (37.40%) | 281,309,956.57 (35.33%) |
| | | | | |
| LIBOR | Forward plus 200bps | Forward plus 200bps | Forward plus 200bps | Forward plus 200bps |
| Prepay | 50 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 200 PricingSpeed |
| Default | 51.976 *StateStreet | 62.023 *StateStreet | 91.399 *StateStreet | 144.949 *StateStreet |
| Loss Severity | 40% | 40% | 40% | 40% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 0 | 0 | 0 | 0 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

| | | | | |
|---|---|---|---|---|
| WAL | 12.94 | 4.40 | 2.93 | 2.20 |
| Mod Durn | 7.81 | 3.73 | 2.63 | 2.03 |
| Principal Writedown | 0.00 (0.00%) | 0.00 (0.00%) | 250.03 (0.00%) | 171.90 (0.00%) |
| Total Collat Loss | 141,770,767.05 (17.81%) | 119,314,693.13 (14.99%) | 110,184,156.60 (13.84%) | 107,091,356.61 (13.45%) |
| Total Collat Liquidation | 354,426,917.62 (44.52%) | 298,286,732.83 (37.47%) | 275,460,391.49 (34.60%) | 267,728,391.54 (33.63%) |
| | | | | |
| LIBOR | Forward plus 400bps | Forward plus 400bps | Forward plus 400bps | Forward plus 400bps |
| Prepay | 50 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 200 PricingSpeed |
| Default | 44.517 *StateStreet | 49.048 *StateStreet | 76.538 *StateStreet | 128.376 *StateStreet |
| Loss Severity | 40% | 40% | 40% | 40% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 0 | 0 | 0 | 0 |
| Delinq | 100% | 100% | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

| Period | Loss Distribution Curve |
|---|---|
| 1 | - |
| 2 | - |
| 3 | - |
| 4 | - |
| 5 | - |
| 6 | - |
| 7 | - |
| 8 | - |
| 9 | - |
| 10 | - |
| 11 | - |
| 12 | - |
| 13 | 1.66667 |
| 14 | 1.66667 |
| 15 | 1.66667 |
| 16 | 1.66667 |
| 17 | 1.66667 |
| 18 | 1.66667 |
| 19 | 1.66667 |
| 20 | 1.66667 |
| 21 | 1.66667 |
| 22 | 1.66667 |
| 23 | 1.66667 |
| 24 | 1.66667 |
| 25 | 2.08333 |
| 26 | 2.08333 |
| 27 | 2.08333 |
| 28 | 2.08333 |
| 29 | 2.08333 |
| 30 | 2.08333 |
| 31 | 2.08333 |
| 32 | 2.08333 |
| 33 | 2.08333 |
| 34 | 2.08333 |
| 35 | 2.08333 |
| 36 | 2.08333 |
| 37 | 1.66667 |
| 38 | 1.66667 |
| 39 | 1.66667 |
| 40 | 1.66667 |
| 41 | 1.66667 |
| 42 | 1.66667 |
| 43 | 1.66667 |
| 44 | 1.66667 |
| 45 | 1.66667 |
| 46 | 1.66667 |
| 47 | 1.66667 |
| 48 | 1.66667 |
| 49 | 1.66667 |
| 50 | 1.66667 |
| 51 | 1.66667 |
| 52 | 1.66667 |
| 53 | 1.66667 |
| 54 | 1.66667 |
| 55 | 1.66667 |
| 56 | 1.66667 |
| 57 | 1.66667 |
| 58 | 1.66667 |
| 59 | 1.66667 |
| 60 | 1.66667 |
| 61 | 0.83333 |
| 62 | 0.83333 |
| 63 | 0.83333 |
| 64 | 0.83333 |
| 65 | 0.83333 |
| 66 | 0.83333 |
| 67 | 0.83333 |
| 68 | 0.83333 |
| 69 | 0.83333 |
| 70 | 0.83333 |
| 71 | 0.83333 |
| 72 | 0.83333 |
| 73 | 0.41667 |
| 74 | 0.41667 |
| 75 | 0.41667 |
| 76 | 0.41667 |
| 77 | 0.41667 |
| 78 | 0.41667 |
| 79 | 0.41667 |
| 80 | 0.41667 |
| 81 | 0.41667 |
| 82 | 0.41667 |
| 83 | 0.41667 |
| 84 | 0.41667 |
| 85 | - |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

# Z_FFML04FH1_MKT2 - Price/Yield - M8

| | | | |
|---|---|---|---|
| Balance | $11,146,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 11.38 | 11.70 |
| Mod Durn | 8.31 | 7.63 |
| Principal Writedown | 5,231.81 (0.05%) | 11,995.26 (0.11%) |
| Total Collat Loss | 102,755,293.32 (12.91%) | 85,265,037.96 (10.71%) |
| Total Collat Liquidation | 128,012,997.87 (16.08%) | 106,261,853.76 (13.35%) |
| | | |
| LIBOR | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed |
| Default | 5.954 CDR | 4.832 CDR |
| Loss Severity | 80% | 80% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 6 | 6 |
| Delinq | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - Price/Yield - M9

| | | | |
|---|---|---|---|
| Balance | $9,554,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 11.85 | 12.21 |
| Mod Durn | 7.62 | 6.97 |
| Principal Writedown | 2,724.00 (0.03%) | 14,989.44 (0.16%) |
| Total Collat Loss | 91,068,146.49 (11.44%) | 74,692,690.97 (9.38%) |
| Total Collat Liquidation | 113,451,835.01 (14.25%) | 93,085,489.28 (11.69%) |
| | | |
| LIBOR | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed |
| Default | 5.204 CDR | 4.181 CDR |
| Loss Severity | 80% | 80% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 6 | 6 |
| Delinq | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) |

# Z_FFML04FH1_MKT2 - Price/Yield - B

| | | | |
|---|---|---|---|
| Balance | $9,156,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | |
|---|---|---|
| WAL | 12.16 | 12.49 |
| Mod Durn | 7.52 | 6.89 |
| Principal Writedown | 10,896.14 (0.12%) | 11,347.88 (0.12%) |
| Total Collat Loss | 82,065,836.24 (10.31%) | 67,162,681.16 (8.44%) |
| Total Collat Liquidation | 102,235,935.68 (12.84%) | 83,700,875.22 (10.51%) |
| LIBOR | Forward | Forward + 200bps |
| Prepay | 100 PricingSpeed | 100 PricingSpeed |
| Default | 4.6403 CDR | 3.727 CDR |
| Loss Severity | 80% | 80% |
| Servicer Advances | 100% | 100% |
| Liquidation Lag | 6 | 6 |
| Delinq | 100% | 100% |
| Optional Redemption | Call (N) | Call (N) |

## COMPUTATIONAL MATERIALS DISCLAIMER

The attached tables and other statistical analyses (the "Computational Materials") are privileged and intended for use by the addressee only. These Computational Materials have been prepared by Greenwich Capital Markets, Inc. in reliance upon information furnished by the issuer of the securities and its affiliates. These Computational Materials are furnished to you solely by Greenwich Capital Markets, Inc. and not by the issuer of the securities. They may not be provided to any third party other than the addressee's legal, tax, financial and/or accounting advisors for the purposes of evaluating said material.

Numerous assumptions were used in preparing the Computational Materials which may or may not be reflected therein. As such, no assurance can be given as to the Computational Materials' accuracy, appropriateness or completeness in any particular context; nor as to whether the Computational Materials and/or the assumptions upon which they are based reflect present market conditions or future market performance. These Computational Materials should not be construed as either projections or predictions or as legal, tax, financial or accounting advice.

Any weighted average lives, yields and principal payment periods shown in the Computational Materials are based on prepayments assumptions, and changes in such prepayment assumptions may dramatically affect such weighted average lives, yields and principal payment periods. In addition, it is possible that prepayments on the underlying assets will occur at rates slower or faster than the rates shown in the attached Computational Materials. Furthermore, unless otherwise provided, the Computational Materials assume no losses on the underlying assets and no interest shortfall. The specific characteristics of the securities may differ from those shown in the Computational Materials due to differences between the actual underlying assets and the hypothetical underlying assets used in preparing the Computational Materials. The principal amount and designation of any security described in the Computational Materials are subject to change prior to issuance. Neither Greenwich Capital Markets, Inc. nor any of its affiliates makes any representation or warranty as to the actual rate or timing of payments on any of the underlying assets or the payments or yield on the securities.

Although a registration statement (including the Prospectus) relating to the securities discussed in this communication has been filed with the Securities and Exchange Commission and is effective, the final prospectus supplement relating to the securities discussed in this communication has not been filed with Securities and Exchange Commission. This communication shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the securities discussed in this communication in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification of such securities under the securities laws of any such state. Prospective purchasers are referred to the final prospectus supplement relating to the securities discussed in this communication for definitive Computational Materials and any matter discussed in this communication. Once available, a final prospectus and prospectus supplement may be obtained by contacting the Greenwich Capital Markets, Inc. Trading Desk at (203) 625-6160.

Please be advised that the securities described herein may not be appropriate for all investors. Potential investors must be willing to assume, among other things, market price volatility, prepayment, yield curve and interest rate risks. Investors should make every effort to consider the risks of these securities.

If you have received this communication in error, please notify the sending party immediately by telephone and return the original to such party by mail.

## Z_FFML04FH1_MKT2 - Price/Yield - M2

**State Street Breakeven Analysis**

| | | | |
|---|---|---|---|
| Balance | $23,885,000.00 | Delay | 0 |
| | | Dated | 3/30/2004 |
| Settle | 3/30/2004 | First Payment | 4/25/2004 |

| | | | | |
|---|---|---|---|---|
| WAL | 9.29 | 6.00 | 4.31 | 3.26 |
| Mod Durn | 8.60 | 5.72 | 4.18 | 3.19 |
| Principal Writedown | 6,135.48 (0.03%) | 1,493.69 (0.01%) | 2,224.23 (0.01%) | 3,137.21 (0.01%) |
| Total Collat Loss | 207,336,586.89 (26.04%) | 175,975,535.28 (22.10%) | 160,093,922.22 (20.11%) | 150,291,481.62 (18.88%) |
| Total Collat Liquidation | 518,341,467.22 (65.11%) | 439,938,838.21 (55.26%) | 400,234,805.55 (50.27%) | 375,728,704.06 (47.19%) |
| | | | | |
| LIBOR | Flat | Flat | Flat | Flat |
| Prepay | 50 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 200 PricingSpeed |
| Default | 24.536 CDR | 29.325 CDR | 33.608 CDR | 37.548 CDR |
| Loss Severity | 40% | 40% | 40% | 40% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 0 | 0 | 0 | 0 |
| Delinq Trigger | Fail | Fail | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

| | | | | |
|---|---|---|---|---|
| WAL | 9.84 | 6.18 | 4.39 | 3.30 |
| Mod Durn | 8.01 | 5.52 | 4.09 | 3.15 |
| Principal Writedown | 1,538.23 (0.01%) | 1,024.41 (0.00%) | 1,886.63 (0.01%) | 2,697.62 (0.01%) |
| Total Collat Loss | 200,752,594.57 (25.22%) | 170,490,162.30 (21.41%) | 155,892,820.64 (19.58%) | 147,113,883.38 (18.48%) |
| Total Collat Liquidation | 501,881,486.43 (63.04%) | 426,225,405.74 (53.54%) | 389,732,051.61 (48.95%) | 367,784,708.45 (46.19%) |
| | | | | |
| LIBOR | Forward | Forward | Forward | Forward |
| Prepay | 50 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 200 PricingSpeed |
| Default | 22.735 CDR | 27.822 CDR | 32.367 CDR | 36.538 CDR |
| Loss Severity | 40% | 40% | 40% | 40% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 0 | 0 | 0 | 0 |
| Delinq Trigger | Fail | Fail | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |

| | | | | |
|---|---|---|---|---|
| WAL | 10.89 | 6.68 | 4.65 | 3.44 |
| Mod Durn | 7.79 | 5.49 | 4.09 | 3.14 |
| Principal Writedown | 1,873.80 (0.01%) | 4,011.78 (0.02%) | 954.72 (0.00%) | 1,618.19 (0.01%) |
| Total Collat Loss | 185,964,013.21 (23.36%) | 155,036,597.96 (19.47%) | 141,461,160.60 (17.77%) | 134,109,196.88 (16.84%) |
| Total Collat Liquidation | 464,910,033.03 (58.39%) | 387,591,494.90 (48.68%) | 353,652,901.50 (44.42%) | 335,272,992.20 (42.11%) |
| | | | | |
| LIBOR | Forward plus 200bps | Forward plus 200bps | Forward plus 200bps | Forward plus 200bps |
| Prepay | 50 PricingSpeed | 100 PricingSpeed | 150 PricingSpeed | 200 PricingSpeed |
| Default | 19.409 CDR | 23.984 CDR | 28.342 CDR | 32.543 CDR |
| Loss Severity | 40% | 40% | 40% | 40% |
| Servicer Advances | 100% | 100% | 100% | 100% |
| Liquidation Lag | 0 | 0 | 0 | 0 |
| Delinq Trigger | Fail | Fail | Fail | Fail |
| Optional Redemption | Call (N) | Call (N) | Call (N) | Call (N) |